Exhibit 99.1

Company Profile

CNOOC Limited (the “Company” or “CNOOC Limited”, together with its subsidiaries, the “Group” or “we”), incorporated in the Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001. The Company’s American Depositary Receipts (“ADRs”) were listed on the Toronto Stock Exchange (code: CNU) on 18 September 2013.

The Group is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sale of crude oil and natural gas.

The Group’s core operation areas are Bohai, the Western South China Sea, the Eastern South China Sea and the East China Sea in offshore China. The Group has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As of 31 December 2019, the Group owned net proved reserves of approximately 5.18 billion BOE, and its average daily net production was 1,387,564 BOE (unless otherwise stated, all amounts of reserve and production in this annual report include reserve and production accounted for by equity method). The Group had total assets of approximately RMB757.7 billion.

Content

2	Financial Summary

3	Operating Summary

6	Chairman’s Statement

8	Business Overview

8	Overview

10	Exploration

12	Engineering Construction, Development and Production

13	Overview by Region

18	Sales and Marketing

19	Research and Scientific Development

20	Risk Management and Internal Control System

20	Risk Factors

25	Health, Safety and Environmental Protection

26	Corporate Citizen

26	Human Resources

29	Corporate Governance Report

50	Directors and Senior Management

57	Report of the Directors

67	Management’s Discussion and Analysis

72	Independent Auditor’s Report

76	Consolidated Statement of Profit or Loss and Other Comprehensive Income

77	Consolidated Statement of Financial Position

78	Consolidated Statement of Changes in Equity

79	Consolidated Statement of Cash Flows

80	Notes to Consolidated Financial Statements

145	Supplementary Information on Oil and Gas Producing Activities (Unaudited)

159	Notice of Annual General Meeting

167	Glossary

168	Company Information

Financial Summary

(All amounts expressed in millions of RMB)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Audited)

Year ended 31 December

	2015	2016	2017	2018 *	2019
Total revenues	171,437	146,490	186,390	227,711	233,199
Total expenses	(153,981)	(148,902)	(149,340)	(147,544)	(149,004)
(Finance costs)/interest income, net	(5,245)	(5,345)	(4,391)	(4,364)	(4,798)
Share of profits/(losses) of
associates and a joint venture	1,903	(76)	855	(5,187)	1,002
Investment income	2,398	2,774	2,409	3,685	4,632
Profit/(loss) before tax	17,130	(5,275)	36,357	75,157	85,649
Income tax credit/(expense)	3,116	5,912	(11,680)	(22,482)	(24,604)
Profit for the year	20,246	637	24,677	52,675	61,045

Consolidated Statement of Financial Position (Audited)

As of 31 December

	2015	2016	2017	2018 *	2019
Current assets	140,211	122,045	138,838	191,151	205,945
Property, plant and equipment	454,141	432,465	395,868	413,383	440,554
Investments in associates and a
joint venture	28,413	29,995	29,146	24,701	45,490
Intangible assets	16,423	16,644	15,070	16,073	16,306
Total assets	664,362	637,681	617,219	686,381	757,731
Current liabilities	(84,380)	(67,090)	(61,412)	(74,157)	(91,249)
Non-current liabilities	(193,941)	(188,220)	(175,832)	(192,314)	(218,256)
Total liabilities	(278,321)	(255,310)	(237,244)	(266,471)	(309,505)
Equity	386,041	382,371	379,975	419,910	448,226

*	Certain comparative financial data as at and for the year ended 31 December 2018 have been restated as a result of the acquisition of China United Coalbed Methane Corporation Limited (“CUCBM”), please refer to note 4 to the consolidated financial statements of this annual report for details.

Operating Summary

Year ended 31 December

	2015	2016	2017	2018	2019
Production
Net production of crude and liquids (barrels/day)
China	761,019	739,378	706,955	705,366	726,866
Bohai	477,904	455,002	433,591	433,325	436,173
Western South China Sea	89,958	98,351	96,543	109,381	109,906
Eastern South China Sea	190,525	182,848	173,192	159,312	176,884
East China Sea	2,632	3,177	3,629	3,347	3,902
Overseas	338,440	321,131	335,887	317,224	368,886
Asia (excluding China)	45,640	48,577	57,395	59,240	45,020
Oceania	3,350	4,278	3,691	4,251	3,764
Africa	83,677	80,297	73,625	59,844	120,925
North America (excluding Canada)	54,692	48,078	46,785	53,120	62,749
Canada	46,712	40,304	57,711	64,026	69,947
Europe	103,258	98,672	95,750	73,678	62,544
South America	1,110	926	929	3,066	3,937
Subtotal	1,099,459	1,060,509	1,042,842	1,022,589	1,095,751
Net production of natural gas (mmcf/day)
China	731.9	648.7	721.4	834.8	987.9
Bohai	136.9	134.3	149.3	165.0	158.3
Western South China Sea	314.3	273.9	273.5	265.2	318.2
Eastern South China Sea	234.9	185.9	238.2	345.4	390.9
East China Sea	45.8	54.6	56.3	49.4	44.9
Onshore	—	—	4.1	9.9	75.6
Overseas	482.1	472.5	432.8	453.9	388.7
Asia (excluding China)	140.0	150.2	141.4	164.2	145.7
Oceania	93.5	111.4	96.5	111.1	93.0
North America (excluding Canada)	134.6	127.3	130.3	126.4	137.1
Canada	68.4	48.9	38.7	34.5	4.1
Europe	45.5	34.8	25.8	17.6	8.9
Subtotal	1,214.0	1,121.2	1,154.2	1,288.8	1,376.6
Total net production (BOE/day)
China	884,346	848,322	827,941	845,171	892,928
Bohai	500,719	477,380	458,473	460,822	462,564
Western South China Sea	143,676	144,835	142,870	154,248	164,352
Eastern South China Sea	229,679	213,835	212,895	216,877	242,026
East China Sea	10,271	12,273	13,016	11,580	11,389
Onshore	—	—	688	1,644	12,596
Overseas	423,319	405,320	412,832	398,187	437,812
Asia (excluding China)	70,987	75,780	82,958	88,662	70,715
Oceania	21,673	26,107	22,598	26,034	21,987
Africa	83,677	80,297	73,625	59,844	120,925
North America (excluding Canada)	76,915	69,290	68,507	74,184	85,595
Canada	58,115	48,448	64,167	69,783	70,627
Europe	110,842	104,473	100,046	76,615	64,027
South America	1,110	926	929	3,066	3,937
Total	1,307,664	1,253,643	1,240,773	1,243,357	1,330,740
Net production in equity method investees
Crude and liquids (barrels/day)	24,588	22,592	22,144	28,159	29,039
Natural gas (mmcf/day)	149.6	155.0	146.4	173.7	161.3
Subtotal (BOE/day)	50,357	49,280	47,355	58,080	56,824
Total (BOE/day)	1,358,022	1,302,922	1,288,128	1,301,438	1,387,564

	2015	2016	2017	2018	2019
Reserves at year end*
Net proved crude and liquids reserves (million barrels)
China	1,430.6	1,445.7	1,627.3	1,783.2	1,899.7
Bohai	908.3	903.8	1,050.4	1,104.1	1,161.7
Western South China Sea	149.3	168.3	196.5	223.0	223.4
Eastern South China Sea	357.0	363.1	371.9	448.6	500.5
East China Sea	16.1	10.6	8.5	7.5	14.1
Overseas**	1,399.6	870.2	1,571.9	1,515.1	1,583.8
Asia (excluding China)	59.8	77.3	69.9	54.1	56.1
Oceania	14.5	12.0	10.7	8.8	8.6
Africa	166.6	138.0	136.9	113.7	83.6
North America (excluding Canada)	239.5	260.3	282.1	263.4	249.8
Canada	815.3	300.5	904.3	884.4	933.2
Europe	102.3	80.6	88.4	111.2	107.5
South America	1.6	1.5	79.7	79.5	145.0
Subtotal	2,830.2	2,315.9	3,199.3	3,298.3	3,483.5
Net proved natural gas reserves (bcf)
China	5,354.6	5,843.7	5,910.7	6,107.8	6,358.4
Bohai	381.4	278.7	305.7	753.4	1,112.3
Western South China Sea	3,132.6	3,896.8	3,880.1	3,715.6	3,602.8
Eastern South China Sea	951.6	854.9	970.5	903.7	800.1
East China Sea	889.0	813.3	754.4	735.1	774.9
Onshore	—	—	—	—	68.3	***
Overseas	1,638.3	1,642.4	1,632.6	1,519.0	1,468.8
Asia (excluding China)	845.8	952.4	885.0	841.6	798.7
Oceania	389.2	333.5	297.2	279.5	260.5
North America (excluding Canada)	275.2	349.6	421.5	390.9	405.3
Canada	119.3	—	24.2	0.2	—
Europe	8.8	6.9	4.8	6.7	4.4
Subtotal	6,992.9	7,486.1	7,543.3	7,626.8	7,827.1
Total net proved reserves (million BOE)
China	2,324.3	2,420.7	2,613.3	2,804.6	2,964.3
Bohai	971.8	950.2	1,101.4	1,229.7	1,347.1
Western South China Sea	672.6	818.8	844.1	845.8	828.7
Eastern South China Sea	515.6	505.5	533.7	599.2	633.9
East China Sea	164.2	146.2	134.2	130.0	143.2
Onshore	—	—	—	—	11.4	***
Overseas	1,691.7	1,162.7	1,860.8	1,785.4	1,843.6
Asia (excluding China)	208.9	245.0	225.4	203.3	196.6
Oceania	90.8	77.4	69.0	63.6	59.6
Africa	166.6	138.0	136.9	113.7	83.6
North America (excluding Canada)	284.8	318.6	352.3	328.6	317.3
Canada	835.2	300.5	908.3	884.4	933.2
Europe	103.8	81.8	89.2	112.3	108.3
South America	1.6	1.5	79.7	79.5	145.0
Total	4,016.0	3,583.4	4,474.1	4,590.0	4,807.9
Net proved reserves in equity method investees
Crude and liquids (million barrels)	200.1	195.3	244.8	258.1	269.8
Natural gas (bcf)	576.9	574.0	706.8	661.5	620.3
Subtotal (million BOE)	299.5	294.2	366.7	372.2	376.7
Total*	4,315.5	3,877.6	4,840.8	4,962.1	5,184.6

	2015	2016	2017	2018	2019
Others
Reserve life (years)	8.4	7.8	9.9	10.1	9.9
Reserve life (years) (including equity method investees)	8.7	8.1	10.3	10.5	10.2
Reserve replacement ratio (%)	65	6	297	126	145
Reserve replacement ratio (%) (including equity method investees)	67	8	305	126	144
Average realised price
Crude oil (US$/barrel)	51.27	41.40	52.65	67.22	63.34
Natural gas (US$/mcf)	6.39	5.46	5.84	6.41	6.27

*	Approximately 62%, 60%, 65%, 69% and 66%, respectively, of our net proved reserve estimates in 2015, 2016, 2017, 2018 and 2019 were based on the Company’s internal evaluation and the remaining were made by independent third-party consultants. Our reserve data was prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective as of 1 January 2010.

**	Includes 815.3 million barrels of synthetic oil in 2015; 300.5 million barrels of synthetic oil in 2016; 785.9 million barrels of synthetic oil and 118.4 million barrels of bitumen in 2017; 796.3 million barrels of synthetic oil and 88.1 million barrels of bitumen in 2018; 779.6 million barrels of synthetic oil and 153.6 million barrels of bitumen in 2019.

***	Includes 7.7 billion cubic feet of coalbed methane.

Chairman’s Statement

Dear shareholders,

The world is now experiencing unprecedented changes that have not been seen for centuries. In 2019, the global economic growth was weak with a significant increase in instability and risks. The energy industry entered into a period of deep corrections. Oil supply and demand are still unbalanced, and international oil prices hovered at a low level. Brent crude oil price recorded a significant decline year-over-year, and the petroleum and petrochemical industries continued to face escalating risks and increasing challenges.

Faced with these challenges, we focused on long-term growth. In early 2019, we set medium- to long-term goals to increase oil and gas reserves and production, bringing the Company back on track of production growth. During the year, CNOOC Limited adhered to the high-quality development philosophy and exerted excellent organisational and management capabilities in business operation. A number of the Company’s operation indicators reached a record level since listing, delivering satisfactory results to the shareholders.

Focusing on oil and gas exploration, development and production, the growth of reserves and production has always been our primary goal. In 2019, CNOOC Limited continued to strengthen its exploration and development efforts, and the workload reached a record high. A total of 23 commercial discoveries were made, and 30 oil and gas bearing structures were successfully appraised. The appraisal of Bozhong 19-6 condensate gas fields in offshore China continued to achieve remarkable results, with newly-added proved in-place volume of nearly 200 million cubic metres of oil equivalent. Additionally, five new discoveries were made in Stabroek block of Guyana, in which recoverable resources have been accumulated to more than 8.0 billion BOE. The annual reserve replacement ratio reached 144%, and the reserve life remained stable at a level above 10 years, which further consolidated the resource foundation for future development. Net production for the year reached a record-breaking 506.5 million BOE. At the same time, we continued to optimise our investment management. Capital expenditure budget implemented well within the years, which fully supported our exploration and development activities.

Parallel to growing reserves and production, the Company also attaches great importance to cost control. With the advancement of long-term mechanisms for quality and efficiency enhancement, the idea of emphasising on economic benefits has been ingrained within the Company. In 2019, all-in cost was US$29.78 per BOE, representing a six-year consecutive decline and we maintained our cost competitiveness; operating cost decreased to US$7.39 per BOE, representing the best performance in recent years.

In 2019, CNOOC Limited’s production growth and effective cost control led to better profitability with revenues and net profit rising significantly, despite more than 10% drop in international oil prices. Oil and gas sales reached RMB197.17 billion, and net profit reached RMB61.05 billion.

While achieving outstanding results, we continued to reward our shareholders. The Board of Directors has recommended the payment of a final dividend of HK$0.45 per share (tax inclusive) for 2019.

Following the trend of low-carbon development in the global energy industry, CNOOC Limited has stepped up its efforts in the development of clean energy, and actively promoted the development and construction of key natural gas projects. Among them, Lingshui 17-2 gas fields have fully entered the development phase, while Bozhong 19-6 condensate gas field pilot development project will commence production in 2020. The establishment of CNOOC Renewable Energy Co. Ltd. marks our entering into the renewable and clean offshore wind power business. The acquisition of CUCBM will enable us to fully exploit our advantages in oil and gas development technology and management, and integrate the development of offshore and onshore, conventional and unconventional oil and gas development to further expand the Company’s growth potential.

In 2019, the Company made satisfactory progress in its overseas development. We continued to promote resource integration and strengthen our management capabilities. After years of unremitting efforts, CNOOC Limited has preliminarily established a global oil and gas asset portfolio management framework and further bolstered the management capabilities of our global business.

Technological innovation is the cornerstone of CNOOC Limited’s future development. In 2019, we continued to pursue innovative development, and achieved new breakthroughs in multiple key scientific and technological projects. The Company won the “First Prize” of China’s National Science and Technology Progress Award for its “Theory and major discoveries for large-scale integrated condensate gas field exploration in the deep layer of Bohai Bay Basin” project. This will serve as a strong technical foundation for realising the potential of resources in Bohai and supporting the Company’s medium- to long-term sustainable development. CNOOC Limited has also made great efforts in promoting digital and smart transformation, with progresses in the construction of smart oilfields, unmanned offshore platforms and onshore power utilisation, etc.

While focusing on oil and gas exploration and development, CNOOC Limited has always put safety and environmental protection first. We continued to promote a culture of safety and stepped up the implementation of responsibilities on safety production for all employees. We also strengthened our emergency response capabilities and maintained a sound record of safety and environmental protection throughout the year.

In 2019, CNOOC Limited’s corporate governance and operational capabilities were once again recognised by the market. The Company ranked 126th in Forbes’ Global 2000 List, up 32 places from 2018. Meanwhile, we were also honoured as, among others, one of the “Best Investment Value Award for Listed Companies” in the China Securities Golden Bauhinia Award and the “Most Honored Company” by Institutional Investor.

Our past achievements motivate us to move forward. In 2020, we will continue to enhance our efforts in exploration and development, strengthen the exploration in new areas and frontiers, consolidate our resources base, supporting future sustainable growth.

We will continue to strengthen cost management, hold tight to quality and efficiency enhancement, adopt cost control through the entire life cycle of oil and gas exploration, development and production, and continue to maintain our cost competitive advantages.

Talents are the core competitiveness of the Company’s future development. We will vigorously expand a pool of high-quality management personnel, specialised technical professionals and international talents to lay a solid base for the Company’s sustainable development.

In the new year, we will strive for continued improvement in safety and environmental protection management, and implement a series of safety production policies and measures to ensure safety production.

In 2019, Mr. Yang Hua resigned as the Chairman of the Board and Non-executive Director of the Company, Mr. Yuan Guangyu retired from the roles of Chief Executive Officer and Executive Director, and Mr. Xu Keqiang was appointed as the Chief Executive Officer. On behalf of the Board, I would like to thank Mr. Yang Hua and Mr. Yuan Guangyu for their contributions to the Company’s development, and extend my congratulations to Mr. Xu Keqiang.

When you are reading this report, the world is combating the COVID-19 pandemic. China and global economies are facing further headwinds during the pandemic. International oil price also plunged and is expected to hover at a low level in the near future. Despite market uncertainty, I would like to assure all our shareholders that CNOOC Limited is making every effort to carry out its business thanks to the Chinese government’s strong and effective responses in dealing with the pandemic. We will closely monitor changes in the external environment and the movement of international oil prices, implement more stringent cost controls and more prudent investment decisions, strengthen cash flow management, overcome the impact of the pandemic and maintain the Company’s long- term sustainable development.

As we stand at a new starting point and embark on our new journey, we will forge ahead despite all obstacles, make every effort to promote the development to be a world-class energy company and bring high-quality development to a new level.

Wang Dongjin

Chairman

Hong Kong, 25 March 2020

BUSINESS OVERVIEW

OVERVIEW

CNOOC Limited is an upstream company specialising in oil and natural gas exploration, development and production. It is the dominant oil and natural gas producer in offshore China, and in terms of reserves and production, one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2019, the Company had net proved reserves of approximately 5.18 billion BOE (including approximately 0.38 billion BOE in its equity method investees). In 2019, the Company achieved a net production of 1,387,564 BOE/day (including net production of approximately 56,824 BOE/day in its equity method investees).

In China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or through cooperation with foreign partners under production sharing contracts (“PSCs”). As of the end of 2019, approximately 57.2% of the Company’s net proved reserves and approximately 64.5% of its net production were derived from China.

For independent operations, the Company has been increasing its reserves and production mainly through independent exploration and development in China. As of the end of 2019, approximately 88% of the Company’s net proved reserves and approximately 79% of its net production in China were derived from independent oil and gas fields.

For PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to enter into PSCs with foreign oil companies to cooperate in the exploration, development and production of petroleum resources (including crude oil and natural gas) in offshore China which are open to foreign cooperation. CNOOC has transferred to the Company all its rights and obligations under the PSCs (except those relating to its management and regulatory functions as a state-owned company), including new PSCs that will be signed in the future.

In overseas, after years of hard work, we own assets in more than 20 countries and regions. Our overseas assets account for approximately 55% of the Company’s assets. With its diversified portfolio of high-quality assets, the Company is an active participant in a number of world-class oil and gas projects and has become a leading industry player. Currently, the Company holds interests in oil and gas assets in Indonesia, Australia, Nigeria, Iraq, Uganda, Argentina, the U.S., Canada, the U.K., Brazil, Guyana, Russia and various other countries. As of the end of 2019, approximately 42.8% of the Company’s net proved reserves and approximately 35.5% of its net production were derived from overseas.

In 2019, international trade disputes continued and global economic growth slowed down. The economic growth momentum of the U.S. has gradually weakened. The Eurozone was trapped by negative interest rates. The growth of emerging economies was weakened. The overall economy of China generally remained stable with increased downward pressure. The supply and demand imbalance in the international oil market was prevalent and international oil prices continued to fluctuate at a low level. The average price of Brent crude oil in 2019 has dropped significantly by approximately 10.6% year-over-year.

Facing the complex and ever-changing external environment, the Company focused on its own development and adhered to the operating strategies determined at the beginning of the year, which included: steadily increase oil and gas reserves and production levels; promote high-quality development of the Company; digital transformation helps improve core businesses; maintain prudent financial policies and investment decision-making; and pursue a green, low-carbon, and environment-friendly development model.

In 2019, the Company successfully achieved its various production and operation targets despite having faced with a number of challenges. The Company enhanced efforts in exploration, strengthened the value-driven exploration philosophy, focusing on exploration of mid-to-large sized oil and gas fields in China, and at the same time actively deployed overseas exploration. 23 new discoveries were made and 30 successful appraisals of oil and gas bearing structures were achieved throughout the year. Meanwhile, the Company also pushed ahead steadily with the construction of new projects. Huizhou 32-5 oilfield comprehensive adjustment/ Huizhou 33-1 oilfield joint development project, Caofeidian 11-1/11-6 comprehensive adjustment project and Bozhong 34-9 oilfield in offshore China as well as Egina oilfield in Nigeria and Appomattox project in the U.S. Gulf of Mexico came on stream sequentially. More than 20 projects were under construction throughout the year to support future sustainable development. The Company has completed the acquisition of 100% equity interest in CUCBM, which will enable the Company to capitalise on its strengths in oil and gas exploration technology and management to coordinate the development of offshore and onshore, conventional and unconventional oil and gas businesses to further expand the development potential of the Company. The Company exceeded the annual oil and gas production target with a net production of 506.5 million BOE. The completion rate of capital expenditure for the whole year reached its best level in history. All-in cost decreased for the sixth consecutive year to US$29.78/BOE. The Company maintained a healthy financial position and realised a net profit of RMB61.05 billion for the year. Meanwhile, its performance in the areas of health, safety and environmental protection remained stable.

In early 2020, affected by the outbreak of the COVID-19 pandemic, demand for commodities decreased. In early March, international oil prices fell sharply. Looking ahead in 2020, with trade frictions, financial turmoil and the elevation of geopolitical tensions, etc., the downward risks of the global economy is expected to increase and international oil prices movement continue to be uncertain. To this end, the Company will closely monitor changes in the external environment and the movement of international oil prices. We will adjust our operation strategy in a timely manner, implement more stringent cost controls, maintain prudent investment decisions and strengthen cash flow management in an effort to ensure the Company’s steady operation.

EXPLORATION

In 2019, the Company adhered to the value-driven exploration philosophy and continued to strengthen its oil and gas exploration efforts, and the workload reached a record high. In offshore China, focusing on exploration of mid-to-large sized oil and gas fields, several major discoveries were made. A number of breakthroughs were achieved with enhanced effort in exploration in new areas and frontiers. Risk exploration and rolling exploration achieved remarkable results as well. Overseas, the Company accelerated the progress of existing projects, actively acquired high-quality new projects and continued to expand and optimise the layout of oversea exploration assets. In 2019, the Company’s reserve replacement ratio reached 144%, and the reserve life remained stable at a level above 10 years.

The Company’s major exploration areas as of the end of 2019 are shown in the table below:

	Areas	Major Exploration Areas (Net) (km2)
	Bohai	40,331
	Western South China Sea	72,142
Offshore China	Eastern South China Sea	51,379
	East China Sea	84,577
	Subtotal	248,429
	Asia (excluding China)	1,006
	Africa	21,402
	Oceania	1,919
Overseas	North America	6,319
	South America	8,381
	Europe	1,591
	Subtotal	40,618
Total		289,047

In offshore China, the Company’s exploration activities exceeded the target set at the beginning of the year, and the activities in independent exploration wells and the acquisition of 3D seismic data reached a record high. Throughout the year, a total of 225 exploration wells were drilled, six of which were drilled under PSCs. A total of 9,013 kilometres of 2D seismic data and 24,234 square kilometres of 3D seismic data were acquired independently and under PSCs. The Company made 17 new discoveries and successfully appraised 28 oil and gas bearing structures in offshore China. The success rate for independent exploration wells in offshore China was 43%-67%.

In 2019, the Company continued to follow a value-driven exploration philosophy in offshore China and highlighted the scale of discovery and efficiency of reserve, which led to outstanding results. Notable achievements include:

Firstly, the appraisal of Bozhong 19-6 condensate gas fields in Bohai achieved remarkable successes, adding proved in-place volume of nearly 200 million cubic metres of oil equivalent, and further strengthened the resource base for providing low- carbon and safe energy supply for Bohai Rim Region.

Secondly, three mid-to-large sized oil and gas bearing structures, namely Kenli 6-1, Luda 25-1 and Enping 20-4, were discovered and successfully appraised, which expanded the reserve base.

Thirdly, breakthroughs were made in new areas and frontiers. Various buried hill structures in Western South China Sea and Bohai demonstrated promising exploration prospects.

Fourthly, exploration and development integration was promoted and the newly added proved in-place volume from rolling exploration equalled to a mid-to-large sized oil and gas field, which accelerated conversion from reserve to production.

Overseas, the Company drilled a total of 14 exploration wells, made six new discoveries and successfully appraised two oil and gas bearing structures. Major achievements include:

Firstly, five more new discoveries were made in the Stabroek block of Guyana. As of the end of 2019, a total of 15 discoveries have been made in the block. Currently, the recoverable resources were further expanded to more than 8.0 billion BOE.

Secondly, Glengorm condensate gas field discovered in the North Sea of the U.K. represents the largest oil and gas discovery in the area in the past decade. Further expansion in the exploration results is expected in the future.

Thirdly, the Company focused on its overseas strategic planning and obtained two new blocks in Mauritania and Gabon, which further expanded its scope of overseas exploration.

The Company’s major exploration activities in 2019 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai	28	74	0	1	8	0	53	1	0	0	1,623	0
Eastern South China Sea	30	14	4	0	7	0	3	0	984	3,735	9,286	457
Western South China Sea	20	45	1	0	2	0	14	0	3,031	0	10,169	0
East China Sea	1	7	0	0	0	0	5	0	1,263	0	2,699	0
Subtotal	79	140	5	1	17	0	75	1	5,278	3,735	23,777	457
Overseas	3	1	7	3	1	5	0	3	0	0	0	0
Total	82	141	12	4	18	5	75	4	5,278	3,735	23,777	457

In 2020, the Company will continue to devote greater efforts in its oil and gas exploration, strengthen the value-driven exploration philosophy, ensure sustainable development in exploration, improve exploration efficiency and reduce exploration cost. In offshore China, the Company will target mid-to-large sized oil and gas fields and enhance efforts in exploration in new areas and frontiers. Overseas, the Company will strive to obtain high-quality blocks around oil and gas exploration hotspots.

Engineering Construction, Development and Production

In 2019, the Company successfully fulfilled its development and operational tasks, with oil and gas production exceeding targets set at the beginning of the year. Key projects progressed steadily.

In 2019, the Company achieved a net oil and gas production of approximately 506.5 million BOE, exceeding the production target of 480-490 million BOE set at the beginning of the year and reached a record high. Currently, among the new projects planned to come on stream in 2019, Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project, Caofeidian 11-1/11-6 comprehensive adjustment project and Bozhong 34-9 oilfield in offshore China as well as Egina oilfield in Nigeria and Appomattox project in the U.S. Gulf of Mexico all came on stream. More than 20 projects were under construction throughout the year. The development and construction of key projects progressed smoothly. Among them, Lingshui 17-2 gas fields have fully entered the development and construction stage, the construction progress for Liuhua 16-2/Liuhua 20-2 oilfield joint development project accelerated significantly, and the construction of Bozhong 19-6 condensate gas field pilot development project achieved positive progress as well.

In 2019, the Company continued to focus on the increase of oil and gas production, promoted construction acceleration and efficiency, strictly controlled operating costs and drove sustainable development with technology innovations. The main measures include:

Firstly, the Company strengthened production organisation, and actively promoted acceleration and efficiency in construction. Works such as coordination between development and production as well as resource supply were carried out in advance to effectively unleash the potential of production, operation and management, and brought development wells on stream ahead of schedule that noticeably shortened the cycle of production capacity construction.

Secondly, the Company strengthened preliminary research to lay a solid foundation for development of oil and gas fields. Through various technological innovations, it efficiently and economically leveraged the development of heavy oilfields in Bohai; the breakthrough in deep water jacket structure model provided alternative development methods for deep water oil and gas fields of 300-metre water depth; and promoted standardised design of offshore engineering.

Thirdly, based on oil reservoir research, the Company explored the potential of producing oil and gas fields. With increased investment, both the workloads and production contribution of infill drillings reached record highs; further progress was made in the “Year of Water Injection” programme to significantly reduce the decline rate and enhance the recovery; the application of new oilfield process and new chemical flooding was promoted, and the workload of production increase activities reached a record high.

Fourthly, the Company strictly controlled costs and enhanced efficiency, and the operating cost decreased to the lowest level in recent years. In offshore China, we promoted unmanned and depopulated wellhead platforms and onshore power supply mode; overseas, the asset structure was optimised to strengthen cost advantage.

In 2020, we will continue to promote construction acceleration and efficiency, and strengthen the progress control of development projects and strive to bring new projects on stream ahead of schedule; carry out the “Year of Water Injection” programme, and lower the natural decline rate to ensure basic production; optimise the planning for infill drilling wells to enhance recovery rate of oilfields and increase new production contribution. Meanwhile, the Company will continue to explore and test the thermal recovery technology on heavy oil to drive the effective utilisation of heavy oil reserves.

In 2020, a total of ten new projects are planned to come on stream, including Penglai 19-3 oilfield block 4 adjustment/Penglai 19-9 oilfield phase II, Qinhuangdao 33-1 South oilfield phase I, Bozhong 19-6 gas field pilot development project, Luda 16-3/21-2 joint development project, Nanbao 35-2 oilfield S1 area, Jinzhou 25-1 oilfield 6/11 area, Liuhua 29-1 gas field development project and Liuhua 16-2/Liuhua 20-2 oilfield joint development project in offshore China, Liza oilfield phase 1 in Guyana and Buzzard oilfield phase II in the U.K.. Among them, Liza oilfield Phase I in Guyana has already come on stream earlier than scheduled in December 2019.

Further, the Company will actively promote the appraisal and construction of new projects. It is expected that more than 20 projects will be under construction throughout the year, which will lay a solid foundation for mid- and long-term growth in production.

OVERVIEW BY REGION

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. The operational area in Bohai is mainly shallow water with a depth of approximately 10 to 30 metres. As of the end of 2019, the reserve and production in Bohai reached 1,347.1 million BOE and 462,564 BOE/day, respectively, representing approximately 26.0% of the Company’s total reserves and approximately 33.3% of its production.

With rich oil and gas resources, Bohai has been one of the Company’s core areas for exploration and development. In 2019, the Company made eight successful discoveries in Bohai, namely Luda 19-2, Luda 25-1, Luda 27-1, Kenli 6-1, Kenli 10-1 North, Caofeidian 2-2, Suizhong 36-1 North and Jinzhou 31-2 South. In addition, the Company also successfully appraised 17 oil and gas bearing structures, including Bozhong 19-6, Bozhong 29-6, Bozhong 13-2, Bozhong 22-1, Bozhong 26-3 North, Bozhong 29-4, Bozhong 34-9, Kenli 6-1, Kenli 10-1 North, Luda 25-1, Luda 4-3, Luda 29-1, Jinzhou 31-2 South, Suizhong 36-1 North, Longkou 13-2, Caofeidian 21-1 and Caofeidian 1-2.

In 2019, we continued to appraise Bozhong 19-6 condensate gas fields and added proved in-place volume of nearly 200 million cubic metres of oil equivalent, bringing the total proved in-place volume to more than 300 million cubic metres of oil equivalent. Through cluster exploration, Kenli 6-1 oil bearing structure was efficiently appraised, with proved in-place volume exceeding 50 million tons of oil equivalent. It is expected to be developed as the first large-sized oilfield in the Laibei low uplift in Bohai. In addition, Luda 25-1 oil and gas bearing structure obtained a high-volume oil flow and is expected to be constructed as a mid-sized oilfield.

For development and production, on the basis of ensuring the stable production of 30 million tons of Bohai oilfields for another ten years, the major scientific and technological breakthroughs in Bohai oilfields have achieved initial results, which has provided a safeguard for the Company to achieve its medium-to long-term production growth targets. Among the new projects that were planned to commence production in 2019, Caofeidian 11-1/11-6 oilfield comprehensive adjustment project and Bozhong 34-9 oilfield came on stream. In 2020, it is expected that Luda 16-3/21-2 joint development project, Jinzhou 25-1 oilfield 6/11 area, Penglai 19-3 oilfield block 4 adjustment/Penglai 19-9 oilfield phase II, Bozhong 19-6 condensate gas field pilot development project, Qinhuangdao 33-1 South oilfield phase I and Nanbao 35-2 oilfield S-1 area will commence production.

Western South China Sea

Western South China Sea is one of the Company’s important crude oil and natural gas production areas. The typical operating water depth in the region ranges from 40 to 1,500 metres. The crude oil produced here is mostly of light to medium gravity. As of the end of 2019, the reserves and production in Western South China Sea reached 828.7 million BOE and 164,352 BOE/day, respectively, representing approximately 16.0% of the Company’s total reserves and approximately 11.8% of its production.

In 2019, the Company made two successful discoveries in Western South China Sea, namely Weizhou 11-1 Central and Weizhou 11-2 South. The Company also achieved eight successful appraisals, namely Weizhou 12-1, Weizhou 11-1, Weizhou 11-2 East, Ledong 10-1, Lingshui 25-1 West, Wushi 16-1, Wushi 16-1 West and Wenchang 19-6. Among them, Ledong 10-1 is expected to become a mid-to-large sized gas field. In addition, the Company obtained high-volume natural gas in the tests of Mesozoic granite buried hills, which represented a major breakthrough in deepwater exploration in the eastern area of the Qiongdongnan Basin.

In December 2019, the drilling of development wells of Lingshui 17-2, the first large-sized deepwater independent gas field in offshore China, officially commenced and fully entered the development stage. It created the world’s first development model of deepwater 10,000-ton of oil equivalent semi-submersible platform. The field will provide stable gas supply of more than 3 billion cubic metres to Guangdong, Hong Kong and Hainan every year after commissioning.

Eastern South China Sea

Eastern South China Sea is the Company’s another important crude oil and natural gas producing area. The typical operating water depth in the region ranges from 100 to 1,500 metres. The crude oil produced here is mostly of light to medium gravity. As of the end of 2019, the reserves and production in Eastern South China Sea reached 633.9 million BOE and 242,026 BOE/day, respectively, representing approximately 12.2% of the Company’s total reserves and approximately 17.4% of its production.

In 2019, the Company made seven new discoveries in Eastern South China Sea, namely Enping 20-5, Panyu 10-1, Panyu 19-1, Xijiang 24-6, Xijiang 24-7, Lufeng 7-10 and Lufeng 9-4. Furthermore, two oil and gas bearing structures, namely Enping 20-5 and Enping 20-4, were successfully appraised. The successful appraisal of Enping 20-5 and Enping 20-4 and the continued discovery of reserves from explorations of surrounding areas proved that the Yangjiang Sag already has the reserve foundation of a mid-to-large sized oilfields.

As for development and production, Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project commenced production in January 2019. Liuhua 16-2/Liuhua 20-2 oilfield joint development project and Liuhua 29-1 gas field development project are expected to come on stream in 2020.

East China Sea

The typical operating water depth in the East China Sea region is approximately 90 metres. As of the end of 2019, reserves and production in the region represented approximately 2.8% and approximately 0.9% of the Company’s total reserves and production, respectively.

In 2019, the Company continued to promote innovation and refined management in the East China Sea, explored and improved the unmanned management system and achieved safe and efficient operation of unmanned offshore platforms, which significantly reduced production costs.

Onshore

In October 2019, the Company completed the acquisition of 100% equity interest in CUCBM. Currently, CUCBM mainly engaged in the exploration, development, production and foreign cooperation of onshore unconventional natural gas resources in China. CUCBM has completed the construction of two major production bases in the Qinshui Basin and the eastern edge of the Erdos Basin. In the future, the Company will capitalise on the strengths in technology and management of oil and gas development to coordinate the development of offshore and onshore, conventional and unconventional oil and gas businesses. As of the end of 2019, reserves and production of onshore China represented approximately 0.2% and approximately 0.9% of the Company’s total reserves and production, respectively.

Others

Following the general trend of low-carbon development in the global energy industry, CNOOC Limited has actively explored the development of renewable clean energy of offshore wind power by leveraging on its rich offshore engineering resources and production experience. In 2019, the Company established CNOOC Renewable Energy Co., Ltd., which is committed to the development of offshore wind power business. The construction of the first offshore wind power project was officially commenced, and the installation of offshore booster station and the main construction of the onshore centralised control centre were completed. By the end of 2020, full-capacity generating units will be connected to the grid for power generation.

OVERSEAS

Asia (excluding China)

Asia (excluding China) is the first overseas region entered into by the Company, and has become one of the major overseas oil and gas producing areas of the Company. Currently, the Company owns oil and gas assets mainly in Indonesia and Iraq. As of the end of 2019, reserves and production derived from Asia (excluding China) reached 196.6 million BOE and 70,715 BOE/day, respectively, representing approximately 3.8% of the Company’s total reserves and approximately 5.1% of its production.

Indonesia

As of the end of 2019, the Company’s asset portfolio in Indonesia comprised mainly two development and production blocks, namely the Madura Strait and Tangguh. Among them, the Madura Strait block is a joint operation block, in which the production of BD gas field remained stable, and other gas fields are under appraisal and construction.

The Company owns approximately 13.9% interest in the Tangguh LNG Project in Indonesia. In 2019, production of the first phase of the project remained stable with a daily net production of approximately 21,000 BOE. The construction of the third LNG production line in the second phase is in progress as planned, and is expected to reach completion and commence production in 2021.

In 2019, the transfer of the operating interest in the Malacca block was completed.

Iraq

The Company owns a 63.75% participating interest in the technical service contract of Misan oilfields in Iraq and acts as the lead contractor for the technical service of the oilfields.

In 2019, the Company continued to drill development wells in Misan oilfields, and the production of the project has steadily increased. Affected by the contract recovery model, the daily net production slightly decreased to approximately 42,000 BOE.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2019, reserves and production derived from Oceania reached 59.6 million BOE and 21,987 BOE/day, respectively, representing approximately 1.2% of the Company’s total reserves and approximately 1.6% of its production.

Australia

The Company owns a 5.3% interest in the North West Shelf LNG Project (“NWS Project”) in Australia. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2019, NWS Project maintained stable production and achieved favourable economic returns.

Other Regions in Oceania

The Company owns interests in three blocks which are still under exploration in Papua New Guinea.

Africa

Africa is one of the regions where the Company has a relatively large oil and gas reserve and production. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2019, reserves and production in Africa reached 83.6 million BOE and 120,925 BOE/day, respectively, representing approximately 1.6% of the Company’s total reserves and approximately 8.7% of its production.

Nigeria

The Company owns a 45% interest in the OML130 block in Nigeria. The OML130 block is a deepwater block comprising four oilfields, namely Akpo, Egina, Egina South and Preowei.

In 2019, Akpo oilfield maintained stable production, with daily net production reaching approximately 44,000 BOE. Egina oilfield commenced production in January 2019, with daily net production reaching approximately 68,000 BOE. Egina oilfield production growth was faster than planned and reached its peak production of 200,000 BOE/day in May 2019.

In addition, the Company also holds a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, and an 18% non-operating interest in the OPL223 and OML139 PSC, respectively.

We will continue to further integrate the OML130, OML138, OML139 and OPL223 projects to establish an oil and gas production base in West Africa centred in Nigeria.

Uganda

The Company owns one-third interest in each of EA 1, EA 2 and EA 3A blocks in Uganda. EA 1, EA 2 and EA 3A blocks are located at the Lake Albert Basin in Uganda, which is one of the most promising basins in terms of oil and gas resources in onshore Africa.

In 2019, the Company effectively promoted the optimisation of the project development plan. In the future, the Company will adhere to the win-win cooperation philosophy and continue to actively cooperate with project partners and the Ugandan government.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Senegal, the Republic of the Congo, Algeria and the Gabonese Republic.

North America

North America has become the Company’s largest overseas oil and gas reserves and production region. The Company holds interests in oil and gas blocks in the U.S., Canada, Mexico and Trinidad and Tobago in North America. As of the end of 2019, the Company’s reserves and production in North America reached 1,250.5 million BOE and 156,222 BOE/day, respectively, representing approximately 24.1% of the Company’s total reserves and approximately 11.3% of its production.

The U.S.

Currently, the Company owns interests in two onshore shale oil and gas projects in the U.S. and two offshore deepwater projects in the Gulf of Mexico.

The onshore shale oil and gas projects in the U.S. are Eagle Ford and Rokies (formerly Niobrara). CNOOC Limited holds 27% and 12% interests in the two projects, respectively. In 2019, the daily net production of Eagle Ford project remained stable at approximately 55,000 BOE.

The Company owns interests in two important deepwater projects, namely Stampede and Appomattox, and a number of other exploration blocks in the U.S. Gulf of Mexico. In 2019, the production of Stampede project remained stable with a daily net production of approximately 7,000 BOE. Appomattox project commenced production in May 2019 with steady production growth and its daily net production was approximately 5,100 BOE.

Canada

Canada is one of the world’s major enrichment areas for oil sands. The Company owns 100% working interest in Long Lake and three other oil sands projects in the Athabasca region of northeastern Alberta. In 2019, overcoming the impact of production limitation by the government, the Company devoted greater management effort in Long Lake project, ramping up the daily net production to approximately 45,000 BOE, which was a record high. The steam/oil ratio (SOR) was further improved and the economic returns were enhanced significantly.

The Company holds a 7.23% interest in the Syncrude project and its daily net production in 2019 was approximately 19,000 BOE. The Company also holds a 25% interest in the Hangingstone oil sands project and non-operator interests under several other exploration and development licences.

The Company holds 100% exploration interest in two exploration blocks in offshore East Canada. The drilling of one wildcat is expected to be completed in 2020.

In addition, the Company holds approximately 9.585% of shares in MEG Energy Corporation, a listed company in Canada.

Other Regions in North America

The Company owns a 12.5% interest in the 2C block and a 17.12% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production with stable production and favourable economic returns.

The Company also owns 100% exploration operator interest in block 1 and a 70% exploration operator interest in block 4 of the Cinturon Plegado Perdido deepwater exploration blocks in Mexico, respectively. The drilling of two wildcats in block 1 and block 4 are planned to be completed in 2020.

South America

South America is one of the Company’s important sources of future reserve and production growth. The Company holds interests in oil and gas blocks in Brazil, Guyana and Colombia, as well as a 50% interest in BC ENERGY INVESTMENTS CORP. (“BC”) in Argentina. The Company’s 50% interest in BC is accounted for by equity method. As of the end of 2019, the Company’s reserves and production derived from South America reached 519.5 million BOE and 59,368 BOE/day, respectively, representing approximately 10.0% of the Company’s total reserves and approximately 4.3% of its production.

Brazil

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company holds a 10% interest in Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of approximately 1,550 square kilometres and a water depth of approximately 2,000 metres.

The Mero oilfield in the northwest area of the block includes four production units, namely Mero 1, Mero 2, Mero 3 and Mero 4. The daily net production of the extended well trial project in 2019 remained stable. The final investment decisions for Mero 1 and Mero 2 oilfields have been made and the projects are expected to commence production in 2021 and 2023, respectively. The development plan of Mero 3 has been completed.

In 2019, the Company successfully won the bid for a 5% interest in Búzios Surplus project in Brazil, which represents another big step in the development of the deepwater pre-salt region in Brazil with the world’s largest growth potential. Currently, negotiations on relevant agreements for the project are in progress.

In the future, the Company will fully leverage on the development opportunities of the Libra project and Búzios Surplus project to seek new drivers for production growth.

The Company also holds 100% interest in the 592 block in offshore Brazil, a 20% interest in the ACF Oeste block and a 30% interest in the Pau Brasil block.

Guyana

The Company holds a 25% interest in the Stabroek block in offshore Guyana. The Stabroek block covers an area of approximately 26,800 square kilometres and a water depth of approximately 1,600 to 1,900 metres.

The Phase I of Liza oilfield commenced production ahead of schedule in December 2019, and is expected to achieve a peak production of 120,000 BOE/day after few months of production.

The final investment decision for the Phase II of Liza oilfield has been made and the oilfield is expected to commence production in 2022. The field development design proposal of Payara oilfield has been completed and is currently awaiting government approval and final investment decision.

In 2019, the Stabroek block was further appraised successfully. Five new successful discoveries, including Haimara, Tilapia, Yellowtail, Tripletail and Mako, were made. Currently, a total of 16 new discoveries have been made in the block and the recoverable resources have been further expanded to more than 8.0 billion BOE.

Argentina

CNOOC Limited holds a 50% interest in BC and makes joint decisions on its management. BC holds a 50% interest in Pan American Energy Group in Argentina.

In 2019, the Company optimised its operation plans and carried out innovative development plans. The daily net production of BC reached approximately 55,000 BOE.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia.

Europe

The Company holds interests in oil and gas fields such as Buzzard and Golden Eagle in the U.K. North Sea, owns various exploration blocks in offshore Ireland and holds a 10% equity interest in Arctic LNG 2 LLC in Russia. Among them, the Company’s 10% interest in the Arctic LNG 2 LLC is accounted for by equity method. As of the end of 2019, the Company’s reserves and production derived from Europe reached 108.3 million BOE and 64,027 BOE/day, respectively, representing approximately 2.1% of the Company’s total reserves and approximately 4.6% of its production.

The U.K.

The U.K. is one of the Company’s key overseas development areas. The Company’s asset portfolio in the North Sea includes projects under production, development and exploration, which mainly include: holding a 43.2% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, and a 36.5% interest in the Golden Eagle oilfield.

Buzzard and Golden Eagle oilfields are making considerable contributions to the Company’s production. In 2019, the Buzzard oilfield’s daily net production reached approximately 46,000 BOE.

In 2019, the Company made a new discovery Glengorm in the U.K. North Sea, which represents the largest oil and gas discovery in the area in the last decade. Further expansion in the exploration results is expected in the future, which will facilitate the stable and sustainable growth of reserves and production in the region.

Russia

In 2019, the Company acquired a 10% equity interest in the Arctic LNG 2 LLC in Russia and the acquisition was completed. Through this acquisition, the Company can increase the proportion of natural gas production, which is in line with its low-carbon and environmental-friendly development model.

Other Regions in Europe

The Company owns a 50% interest in the FEL 3/18 block, a 80% interest in the FEL 3/19 block and exploration interests in five other blocks in offshore Ireland.

SALES AND MARKETING

Sales of Crude Oil

The Company sells crude oil produced in offshore China in domestic market mainly through CNOOC China Limited, its wholly- owned subsidiary. The Company sells crude oil produced overseas in international and domestic markets mainly through China Offshore Oil (Singapore) International Pte Ltd, its wholly-owned subsidiary, and CNOOC Marketing Canada and CNOOC Marketing U.S.A. Inc under CNOOC International Limited, another wholly-owned subsidiary.

The Company’s crude oil sales prices are mainly determined by reference to the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to the prevailing market conditions. Although the prices are denominated in the U.S. dollar, customers in China settle in Renminbi. The Company currently sells three types of crude oil in China, i.e., heavy crude oil, medium crude oil and light crude oil. The benchmark oil price is Brent. The Company’s major customers in China are CNOOC, CNPC and Sinopec Group. Crude oil produced overseas is benchmarked at the Brent, Dubai, Oman and WTI prices and regularly updated official oil prices of national oil companies in oil producing countries and sold in international markets.

In 2019, the Company’s realised oil prices dropped as a result of the decrease in international oil prices. The Company’s average realised oil price was US$63.34/barrel, representing a year-on-year decrease of approximately 5.8%, less than the decrease of the Brent oil price. The discount rate of the Company’s realised crude oil price to the Brent benchmark oil price narrowed, which was mainly due to: on the one hand, the demand for low-sulfur heavy crude oil increased and the tightened supply of heavy crude oil drove the increase of price of heavy crude oil; on the other hand, the change in the structure of overseas production increased the average selling price of oversea crude oil.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined through negotiation with customers. Generally, natural gas sales agreements are long-term contracts, and the contract terms normally include a price review mechanism. The Company’s natural gas customers are primarily located in the southeast coastal areas of China, and the major customers include CNOOC Gas and Power Group, China BlueChemical Ltd, Hong Kong Castle Peak Power Company Limited, etc.

Sales of LNG from NWS Project in Australia and the Tangguh LNG Project in Indonesia are mainly based on long-term supply contracts to various customers in the Asia-Pacific region, including the Dapeng LNG Terminal in Guangdong Province and the LNG terminal in Putian, Fujian Province in China.

In 2019, the Company’s average realised natural gas price was US$6.27/mcf, representing a year-on-year decrease of approximately 2.2%, which was mainly due to the decrease of natural gas price denominated in USD in China as a result of Renminbi depreciation, as well as the decreases of Tangguh spot market prices and NYMEX prices in the U.S. market.

In China, thanks to policy support, the consumption of natural gas based on metre reading has maintained rapid growth. However, due to the initial effects of increased domestic exploration and development efforts, coupled with the rapid growth of imported LNG and imported pipeline natural gas, the overall supply of the natural gas market was relatively abundant and the supply and demand were generally balanced. Based on market conditions, the Company raised certain contract prices during peak demand season through negotiations.

RESEARCH AND SCIENTIFIC DEVELOPMENT

In 2019, the Company proactively implemented its “innovation-driven” strategy and further increased the investment in science and technology. The Company also devoted greater efforts to the development of major scientific and technological breakthroughs in science and technology projects and strived to ensure reserve and production growth with the help of technological innovation. The Company promoted the building of scientific research platforms and made new progress in core technological research projects. The Company accelerated the construction of smart oilfields and promoted cost reduction and efficiency enhancement through digital transformation. Researches on natural gas hydrate, geothermal energy and ocean energy technologies were actively carried out to facilitate the Company’s sustainable development.

Major Scientific and Technological Project Development

In 2019, the Company focused on the core business needs and continued to research on critical core technologies such as the development of deepwater oil and gas fields, offshore heavy oil, oil and gas fields with high temperature and high pressure and fields with low porosity and permeability. Breakthroughs were made in key technologies such as high water content and high recovery oilfield water injection tapping technology, medium and deep formation exploration and development technology and integrated technology for injection and production of heavy oil thermal recovery jet pump, which would provide technological support for reserve and production growth. The Company won the “First Prize” of China’s National Science and Technology Progress Award in 2019 for its “Theory and major discoveries for large-scale integrated condensate gas field exploration in the deep layer of Bohai Bay Basin” project.

Progress of Major Technological Innovation

In 2019, new progress was made in the building of scientific research platforms, and experimental researches such as heavy oil chemical flooding and natural gas hydrate production simulation were commenced. Significant progress has also been made in projects such as “Marine natural gas hydrate test recovery technology and process”, “Research on and application of unconventional oil and gas seismic exploration and development technology” and “Research on completeness detection and plugging technology for offshore gas wells”.

RISK MANAGEMENT AND INTERNAL CONTROL SYSTEM

Since its establishment, the Company has treated risk management and internal control as a top priority. The Company realises that it is the duty and obligation of its management to establish and maintain a risk management and internal control system which serves the Company’s strategic objectives and meets the Company’s business practice.

The Company’s Risk Management Committee is directly managed by the Chief Executive Officer of the Company and has been authorised to be in charge with the organisation and implementation of the overall risk management and internal control, on-going monitoring of the risk management and internal control system of the Company, and making periodic reports to the Board regarding the status of the risk management and internal control system of the Company.

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO (namely, the Committee of Sponsoring Organizations of the Treadway Commission) of the U.S., established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000 Risk Management Guidelines. The Risk Management Committee of the Company established the overall targets and strategies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risks of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as following up and periodically reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitoring and responses will be afforded to all key risks of the Company.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO of the U.S., established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control of the Company in order to ensure the timeliness, accuracy and completeness of all information reported.

•	The Board considered that as of 31 December 2019, the Company’s risk management system and the Company’s internal control over financial reporting were effective.

As a company listed in Hong Kong, the U.S. and Canada, the Company will continue to strictly comply with all regulatory requirements, improve its risk management and internal control system and maintain a high standard of corporate governance to ensure the Company’s more healthy development.

RISK FACTORS

Although we have established the risk management system to identify, analyse, evaluate and respond to risks, our business activities may be subject to the following risks, which could have material effects on our strategies, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

Our business, cash flows and profits fluctuate with volatility in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for crude oil and natural gas, market uncertainty and various other factors beyond our control, including but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions of major oil- producing countries, the prices and accessibility of other energy sources, domestic and foreign government regulations, natural disasters, weather conditions and major public health emergencies (e.g., the novel coronavirus (COVID-19) outbreak at the beginning of 2020). Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Oil and gas prices are volatile. A downward trend in oil and gas prices which lasts for a long period may adversely affect our business, revenue and profits, and may also result in write-off of higher-cost reserves and other assets, reduction in the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and gas prices may also impact our long-term investment strategies and operation capability for our projects.

Our business and strategies may be substantially affected by complex macro economy, political instability, war and terrorism and changes in policies, laws and fiscal and tax regimes.

Although the global economy has been recovering, some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international actions, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in policies, laws, fiscal and tax regimes are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes as well as potential trade and economic sanctions due to deteriorated relations between different countries.

For example, in the wake of the U.K.’s exit from the European Union on 31 January 2020 (“Brexit”), it is unclear how Brexit would affect the fiscal, monetary and regulatory landscape within the United Kingdom, the European Union and globally before further negotiations are concluded. Furthermore, new laws and regulations relating to data privacy, including the European Union General Data Protection Regulation and recent legislation and regulations adopted in various jurisdictions, pose complex compliance challenges and may result in increased costs. The ongoing oil and gas system reform in China may have certain impacts on the Company’s business in China. In terms of foreign investment access policies, the Foreign Investment Law, the Regulation on Implementing the Foreign Investment Law and the Special Management Measures (Negative List) for Foreign Investment Access (2019 Edition) have been promulgated and implemented. Among them, the Special Management Measures (Negative List) for Foreign Investment Access (2019 Edition) no longer restricts foreign investment to enter the oil and gas exploration and production industry in China through joint venture and cooperation only. At the end of 2019, China’s ministry of natural resources management published the Opinions on Several Matters Concerning Promoting Reform of Mineral Resources Administration (for Trial Implementation), which imposed challenges for the Company to obtain and retain business in the oil and gas fields in the future. The above law and regulations and the ongoing oil and gas system reform in China may have certain impacts on the Company’s existing business model.

Our financial performance is affected by the tax and fiscal regimes of host countries in which we operate. Any changes in these regimes may result in increased costs, including imposing additional or double taxation on our company in some circumstances. For example, in November 2019, the Nigerian President assented to the Deep Offshore and Inland Basin Production Sharing Contract (Amendment) Bill 2019 following its passage by the National Assembly of Nigeria. Furthermore, the Organisation for Economic Co- operation and Development (OECD) initiated the “Base Erosion and Profit Shifting Project” (BEPS Project) to enhance multilateral cooperation and strengthen supervision on global corporate taxation and transfer pricing activities. Numerous countries have responded to the BEPS Project by implementing tax law changes and amending tax treaties at a rapid pace.

Oil and gas industry is highly competitive.

We compete in the PRC and other countries in which we operate with national oil companies, major integrated oil and gas companies and various other independent oil and gas companies for access to oil and gas resources, products, alternative energy, customers, capital financing, technology and equipment, talents and business opportunities. Competition may result in shortage of these resources or over-supply of oil and gas, which could increase our cost or reduce our earnings, and adversely impact our business, financial condition and results of operations.

In addition to competition, as we need to obtain various approvals from governmental and other regulatory authorities in order to maintain our operations, we may face unfavourable results such as project delays and cost overruns, which may further impact the realisation of our strategies and adversely impact our financial condition.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and the long-lasting accuracy of our price predictions.

We review the oil and natural gas price predictions on a periodic basis when evaluating project decisions and business opportunities. We generally assess projects and other business opportunities based on a long-term price range. While we believe our current long- term price predictions are prudent, if such predictions proved to be incorrect, it could have a material adverse effect on us. For short- term planning purposes, we assess the project feasibility by using a wider price range.

Rising climate change concerns could lead to additional regulatory measures that may result in higher costs.

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from combustion will continue to increase without a mature and reliable gas collection system in place. With the coming into force of the Paris Agreement and the continuing growth of the public’s awareness of climate change problems, the carbon emission policies of different countries have been enacted one after another. The Company expects to be supervised by relevant agencies and organisations in the future. If we are unable to find economically viable and publicly acceptable solutions that could reduce our CO2 emissions from our new and existing projects, we may experience additional costs, and our reputation may be adversely affected.

Mergers, acquisitions and disposals may expose us to additional risks and uncertainties, and we may not be able to realise the anticipated benefits from acquisitions and disposals.

Mergers and acquisitions may not succeed due to various reasons, such as difficulties in integrating activities and realising synergies, outcomes differing from key assumptions, host countries’ governments reacting or responding in a different manner from that envisaged, or liabilities and costs being underestimated. Any of these reasons would reduce our ability to realise the anticipated benefits. We may not be able to successfully dispose of non-core assets at acceptable prices, resulting in increased pressure on our cash position. In the case of asset disposals, we may be held liable for past acts, or failures to act or perform obligations, we may also be subject to liabilities if a purchaser fails to fulfill its commitments. These risks may result in an increase in our costs and inability to achieve our business goals.

The nature of our operations exposes us and the communities in which we operate to a wide range of health, safety, security and environment risks.

Every aspect of our daily operations exposes us to health, safety, security and environment (HSSE) risks given the geographical area, operational diversity and technical complexity of our operations. Part of our oil and gas operations are located in environmentally sensitive regions or politically unstable regions, such as Iraq, Nigeria, etc.; or operating in offshore environment, especially in new deepwater areas such as Mexico, etc. Our operations expose us and the areas in which we operate to a number of risks, including major process safety incidents, natural disasters, social unrest, personal health and safety mistakes and potential consequences from unforeseeable external destruction, for instance, typhoons, sea ice, etc. may damage platform structure, and submarine pipelines may lead to oil spills and gas leaks due to damage from external force. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, it could result in casualties, environmental damage, disruption to business activities and material impact on our reputation, exclusion from bidding and eventually loss of our licence to operate. In certain circumstances, liabilities imposed may be disproportionate to our fault in the matter. Regulatory regimes for HSSE in host countries in which we operate change constantly and may become more stringent over time. In the future, we may incur significant additional costs in complying with such requirements or bear liabilities such as fines, penalties, clean-up costs and third-party claims, as a result of breach of laws and regulations relating to HSSE matter.

We maintain various insurance policies for our operations against potential losses. However, our ability to insure against our risks is subject to the availability of relevant insurance products in the market. In addition, we cannot asure you that our insurance coverage is sufficient enough to cover all losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies on a timely basis, or at all. If any of our losses are not covered by our insurance coverage, or if the insurance compensation is less than our losses or the claim is not paid on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

Violations of anti-fraud, anti-corruption and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti-fraud and corporate governance, are constantly changing and becoming more comprehensive, especially in the U.S., the U.K., Canada, Australia, Guyana and China. The compliance with these laws and regulations may increase our cost. If the Company, our Directors, executives or employees fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our reputation and image, and our ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

Potential changes in the U.S. sanctions regime could result in negative media and investor attention and possible sanctions imposed on the Company due to the Company’s or its affiliates’ activities in certain countries or regions, which could materially and adversely affect our shareholders.

Different levels of the U.S. government – federal, state or local – impose economic sanctions of varying severity against certain geographical areas and their populations or against designated governments, organisations, individuals and entities wherever located. Our controlling shareholder, CNOOC, non-controlling affiliates and the Group currently do not carry out any sanctioned activities in the countries that are the subject of comprehensive U.S. sanctions (Iran, Cuba, North Korea, Syria and the Crimea region). However, it is impossible to predict whether the operation or business of the Company or its affiliates or the countries or regions in which the Company or its affiliates have operations or business will become the subject of such U.S. sanctions in the future due to changes in the U.S. sanctions regime. For example, in July 2019, one of our wholly-owned subsidiaries acquired 10% equity interest in Arctic LNG 2 LLC held by Ekropromstroy Limited Liability Company, and Arctic LNG 2 LLC is a limited liability company incorporated in the Russian Federation engaging in developing the second large onshore conventional natural gas project led by Joint Stock Company Novatek on the Gydan Peninsula in Russia. If there is any change in the U.S. sanctions regime targeting Russia or any other country where we engage in business, our ability to continue that business, or to conduct business with U.S. persons might be affected. We could be prohibited from engaging in business activities in the U.S. or with U.S. individuals or entities, and U.S.-related transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited. Pension or endowment funds of certain U.S. state and local governments or universities may sell our securities due to certain restrictions on investments in companies that engage in activities in sanctioned countries, such as Iran and Sudan. We may also be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our Company and investment in our Company.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of failing to discover commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 57.2% of our proved reserves were undeveloped as of 31 December 2019. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the market prices of our oil and gas products, the production dynamics of oil reservoirs, extensive engineering judgments, comprehensive judgement of engineers and the fiscal and tax regimes in the countries where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may be proved to be incorrect over time. Consequently, the results of drilling, testing, production and changes in the price of oil and gas may require substantial upward or downward revisions to our initial reserve data.

If we fail to develop or gain access to appropriate technologies, or to deploy them effectively, the realisation of our strategies as well as our competitiveness and ability to operate may be adversely affected.

Technology and innovation are vital for us in meeting the global energy demands in a competitive environment and exploration and development challenges. For example, we strive to rely on technologies and innovations to enhance our competiveness in the development of unconventional oil and gas resources, including heavy oil, oil sands, shale oil and gas and coalbed methane, and deep water exploration and development, offshore enhanced oil recovery. In an operating environment with stricter environmental protection standards and requirements, although current knowledge recognise these newly developed technologies as safe to the environment, there still exist unknown or unpredictable elements that may have an impact on the environment. This may in turn harm our reputation and operation, increase our costs or even result in litigations and sanctions.

Breach of our cyber security or break down of our IT infrastructure could damage our operations and our reputation. Malicious attacks on our cyber system, negligence in management of our cyber security and IT system and other factors may cause damage or breakdown to our IT infrastructure, which may disrupt our operations, result in loss or misuse of data or sensitive information, cause injuries, environmental harm or damages in assets, violate laws or regulations and result in potential legal liability. These actions could result in significant increase in costs or damage to our reputation.

CNOOC largely controls us and we regularly enter into connected transactions with CNOOC and its affiliates.

Currently, CNOOC indirectly owns or controls approximately 64.44% of our shares. As a result, CNOOC is able to control our Board composition or our Board, determine the timing and amount of our dividend payments, and control us in various aspects. Under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations (except for those relating to administrative functions as a state-owned company) under any new PSCs that it enters into to us, our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favour its own interests over ours.

In addition, we regularly enter into connected transactions with CNOOC and its affiliates. Certain connected transactions require a review by the Hong Kong Stock Exchange and are subject to prior approvals by our independent shareholders. If these transactions are not approved, the Company may not be able to proceed with these transactions as planned and it may adversely affect our business and financial condition.

Oil and natural gas transportation may expose us to financial loss and reputational harm.

Our oil and gas transportation involves marine, land and pipeline transportation, which are subject to hazards such as capsizing, collision, acts of piracy and damage or loss from severe weather conditions, explosions and oil and gas spills and leakages. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, operating loss, risk of financial loss and reputational harm. We may not be able to arrange insurance coverage for all of these risks and uninsured losses and liabilities arising from these hazards could reduce the funds available to us for financing, exploration and investment, which may have a material adverse effect on our business, financial condition and results of operations.

We face various risks with regard to our business and operations in Canada.

Transportation and export infrastructure in Canada is limited, and without the construction of new transportation and export infrastructure, realisation of our full oil and natural gas production capability may be affected. In addition, we may be required to sell our products into the North American markets at lower prices than in other (global) markets, which could materially and adversely affect our financial performance.

Furthermore, First Nation in Canada have aboriginal land claims, including claims to certain mineral resources, in a substantial portion of western Canada. As a result, negotiations with First Nations prior to commencing future projects (including surface activities necessary to conduct mineral extraction) are prudent. Failure to successfully complete a negotiation with affected First Nations may result in timing uncertainties or delays of future development activities.

We may have limited control over our investments in joint ventures and our joint operations with partners.

A portion of our operations are conducted in the form of partnership or joint venture over which we may have limited capability to influence and control their operation or future development. Our limited ability to influence and control the operation or future development of such joint ventures could materially and adversely affect the realisation of our target returns on capital investment and lead to unexpected future costs.

If we depend heavily on key customers or suppliers, our business, results of operations and financial condition could be adversely affected.

Key sales customers – If any of our key customers reduces its crude oil or natural gas purchases from us significantly, our results of operation could be adversely affected. In crude oil sales, we adopt measures including confirming the annual sales plan and participating in market competition so as to maintain a stable cooperation with customers and to reduce reliance on a single customer. In natural gas sales, we adopt measures including signing long-term GSA with take-or-pay clause so as to minimise the risk of impact on our financial condition.

Key suppliers – We have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and reached a consensus in corporate cultures and win-win cooperation. Furthermore, we actively explore new suppliers to ensure supply adequacy and foster competition.

We face currency risks and liquidity risks.

Currency risks – The Company’s oil and gas sales are substantially denominated in Renminbi and the U.S. dollar. The depreciation of Renminbi against the U.S. dollar may have double effects. The appreciation of the U.S. dollar against Renminbi may increase the Company’s revenue from the sales of oil and gas, but may increase our import costs of equipment and raw materials in the meantime.

Liquidity risks – Certain restrictions on dividend distribution imposed by the laws of the host countries in which we operate may adversely and materially affect our cash flows. For instance, the dividend of our wholly-owned subsidiaries in the PRC shall be distributed pursuant to the laws of the PRC and the articles and association of such subsidiaries, and we may face risks of not obtaining adequate cash flows from such subsidiaries.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION (“HSE”)

As always, the Company adheres to the core HSE values of “Safety First, Environment Paramount, People-oriented and Equipment Integrated”. Focusing on “improving the system, consolidating the foundation, and enhancing the safety production responsibility system for all employees”, the Company constantly improves the systematic management of HSE, and strives to provide a safe working environment for the Company and its contractors and establish first-class management capability in safe production.

In 2019, the Company further improved the management framework of the HSE system, identified ten core elements and 70 specific management requirements to lead its subsidiaries to adhere to a safety management orientation based on risks and continuous improvements. By including the implementation of the safe production responsibility system into performance review for supervision, the Company guided its subsidiaries to establish a responsibility system based on job risks.

During the year, the Company continued to strengthen major investigations, checks and controls, formulated and adopted corresponding control measures for works such as major projects under construction, underground operation safety, high-risk well control and production facilities and typhoon prevention, etc. The Company strengthened the well control safety management, improved the well control management mechanism of the Company and its subsidiaries, formulated and revised policies such as the “Management Measures for Engineering Incidents in Drilling Wells” and commenced regular well control inspections to enhance the management capability of well control.

CNOOC Limited continued to promote the cultivation of safety culture featuring “People-oriented, Execution and Intervention”, conducted research and diagnosis of safety culture cultivation, and organised and mobilised its employees to actively participate in safety culture activities such as the “My Opinion on Safety” essay writing activity and the “Safety and Environmental Protection TikTok” micro-video shooting activity, and received positive feedbacks. To promote the continuous enhancement of safety leadership, the Company continued to hold the “Safety Lessons” event by safety management personnel.

The Company paid great attention to the safety risk of overseas operations, and shared global security warning information in a time manner; strengthened the safety supervision and management of overseas projects, improved the security training and management of dispatched employees, strengthened the key responsibilities of overseas operation safety, and conducted the security management audit of contractors for overseas projects to ensure the compliant, safe and smooth operation of overseas projects.

CNOOC Limited actively implemented the Green Development Action Plan, promoted environmental protection management in key areas. Guided by the Green Development Action Plan, CNOOC Limited implemented the green and low-carbon development strategy, actively cultivated and established green factories and green manufacturing integration projects. CNOOC Deepwater Development Limited and CNOOC China Limited Zhanjiang (Hainan) Branch Dongfang Operations Co., were rated as national green factories by the Ministry of Industry and Information Technology; and the Dongying Terminal of Tianjin Branch and Zhanjiang Branch were named as “Green Factory” model enterprises in the petroleum and petrochemical industry.

In 2019, the Company once again maintained a good performance in safety management and adhered to consistently high HSE standards. OSHA (Occupational Safety and Health Administration) statistics for the year are set out below.

Scope	Total Man-hours (million)	Number of Recordable Cases	Rate of Recordable Cases	Number of Lost Workday Cases	Rate of Lost Workday Cases	Fatalities
Staff of the Company	41	16	0.08	5	0.02	0
Staff of the Company and direct contractors	143	46	0.07	20	0.03	1

CORPORATE CITIZEN

The Company strongly advocates social responsibility and the harmonious development between enterprise and society, and between people and nature. The Company regards fulfilling social responsibilities as a fundamental obligation. While committed to the sustainable growth of the Company and creating value for its shareholders, the Company also strives to provide clean and reliable energy to the society and to pay attention to the needs of stakeholders.

Our social responsibility philosophy is: to build CNOOC Limited into a driving force for sustainable energy supply, a leading force for clean, healthy and green development, and a facilitating force for the mutual progress of stakeholders and society.

In 2020, the Company will publish on its website the “2019 Environmental, Society and Governance Report”, which will provide a systematic review of the Company’s activities to fulfill its corporate social responsibility in 2019.

HUMAN RESOURCES

The Company always believes that its employees are the driving force for its development and the foundation for the continuous growth of its corporate values. CNOOC Limited regards its employees as the core competitiveness for the Company’s development. The Company always adheres to the people-oriented development concept, constantly improves various employment policies, attaches great importance to the rights and interests of employees, creates a good environment for employees’ development and helps them grow in a healthy atmosphere.

Objective, Open and Equal Employment Policy

CNOOC Limited strictly complies with relevant applicable domestic and international laws and regulations, and continues to improve the Company’s internal employment management policy. In China, CNOOC Limited strictly complies with international conventions approved by the Chinese government such as the Discrimination (Employment and Occupation) Convention and policies and regulations such as the Labour Law of the People’s Republic of China and the Labour Contract Law of the People’s Republic of China, and established the employment and labour contract management policy to safeguard various legitimate rights and interests of our employees. Overseas, CNOOC Limited abides by relevant laws and regulations and diligently implements relevant international conventions participated by the Chinese government, and established overseas employee management policy to ensure that the legitimate rights of all employees are respected.

The Company complies with the employment principles of diversity and anti-discrimination, and insists on the equal treatment of employees of different races, nationalities, beliefs, genders, ages, marital status and those protected by special laws in employee recruitment, training, promotion and remuneration system. The Company strives to provide equal opportunities for employees in all aspects, actively cultivate a respectful, open and inclusive corporate culture and cherish the diverse talents of employees.

CNOOC Limited adheres to the principle of gender equality in employment, actively increases the number of female employees and conducts training and educational activities for women in management roles. In addition, the Company also enriches the leisure life of female employees in various ways and encourages them to participate in various activities. As of the end of 2019, the Company had a total of 2,960 female employees, representing approximately 16% of the total workforce, and 14% employees in mid-level and senior management positions were female.

All employees signed employment contracts with the Company based on the principles of equality and voluntariness. The Company strictly complies with labour laws and regulations, opposes any form of inhumane treatment, abides by the regulations of its places of operation on salaries, overtime hours and statutory benefits and prohibits any forced labour.

Sufficient Safeguard on Employees’ Rights

CNOOC Limited strives to create an open, transparent, equal and diverse work environment, adheres to the “people-oriented” “employee caring” concepts, and places great emphasis on safeguarding the legitimate rights of employees.

We offer employees competitive compensation packages in the industry, established a salary increment mechanism, and gradually established a distribution system that matches market mechanism. The Company’s remuneration system deploys multi-level and precise incentives closely associated with work quality and value contribution and further tilts to technological experts and frontline staff to match employee incomes with the Company’s profit growth and enable employees to share the results of the Company’s development.

A comprehensive and effective social security system has also been built, and various social and multi-level supplementary insurances are provided to employees on a timely basis. In addition to making contributions for the five basic social insurances (pension, medical, work-related injury, unemployment and maternity), the Company also provides employees with supplementary insurances such as personal injury insurance, critical illness insurance, commercial supplementary medical insurance and supplementary medical insurance for children. CNOOC Limited has also established annuity and housing subsidy programmes for employees.

At the same time, the Company respects and supports employees’ freedom of association, assembly and joining trade union organisations under the laws. The Company has established labour unions at all levels in accordance with the Trade Union Law of the People’s Republic of China to protect the legitimate rights of the employees, oversee the Company’s performance of duties and obligations, supervise the Company’s various business activities related to the interests of the employees, and communicate with the management on behalf of employees. Based on the actual situation, the Company follows the management policies such as the Labour Contract Management Rules and organised the implementation within the Company. At the same time, it maintains close communication with the legal departments and labour unions to jointly protect the legitimate rights of employees.

Overseas, CNOOC Limited comprehensively protects the legitimate rights of local employees, strictly complies with local employment regulations, provides employees with vacation, social insurance and other benefits in accordance with local labour laws and regulations. The Company also encourages local employees to develop together with the Company by creating remuneration adjustment mechanisms and incentive mechanisms that correspond to the practical situations of the respective localities. The Company provides necessary occupational skill trainings and skill enhancement trainings to local employees as well as development opportunities such as job exchanges, on-the-job trainings and overseas positions. The Company encourages cultural integration and actively participates in local community construction and activities, and encourages local employees to participate in competitions and cultural activities organised by the Company headquarter.

Staff Development

CNOOC Limited adheres to the common growth of employees and the Company, attaches importance to employee development, builds a multi-level training system for employees and continues to empower employees as needed. Diversified talent development strategies are continuously promoted and implemented. Allocation of training resources is optimised and intensified trainings for key professions and positions are carried out.

The Company constantly promotes the implementation of diversified talent development strategies. The employee trainings were comprehensive with a total of 188,200 attendances throughout the year. The Company organised key personnel and outstanding talents of different ranks, functions, and business fields to attend key trainings including “Young Talents Training Camp”, “Drilling and Completion Experts Training Course”, “Equipment and Facilities Digitalisation Training Course” and “Information Frontier Technology Training Course”. Talents reserve and cultivation were implemented while promoting the Company’s business development. Meanwhile, the Company continued to strengthen the construction on the content and resources and promotion of the online platform, created contents of various topics such as digital knowledge, health, safety and environmental protection, well control, etc., and used the platform to carry out various forms of training activities such as learning, talent selection and competition.

In 2019, the Company implemented major talent projects and vigorously cultivated strategic high-level talents. The development channel for technology series was opened up and the first selection of senior technical experts of the Company was organised. Meanwhile, the Company vigorously promoted professional skill certifications and increased the proportion of highly skilled personnel. In 2019, the total number of appraisals reached 2,600. Currently, there are 4,374 employees with titles of senior worker or above, accounting for approximately 74% of the total technical workforce, and 846 technicians and senior technicians, accounting for approximately 14% of the total technical workforce.

Cultivation of International Talents

The Company’s strong focus on cultivating international talents is manifested in its established training system by hierarchy and level and intensified training of international talents through various means, which strengthen the establishment of an international talent team.

The Company continues to promote the training program of “International Leading Talents and Professional Talents”, and actively selects and cultivates core talents for international businesses and high-potential talents for its future development. The third batch of international leading talents selected in 2019 comprised 11 personnel. The second batch of international professional talents selected comprised 61 personnel for whom mixed online and offline trainings were organised.

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and attained high standard of business ethics, for which its transparency and standard of governance have been recognised by the public and its shareholders. In 2019, the Company was honoured, among others, as the “Most Honored Company (Oil & Gas)”, “Best Corporate Governance” and “Best IR Programs” in Institutional Investor’s 2019 All-Asia Executive Team Awards, “Gold Award”, “Best Environmental Stewardship Initiative” and “Best Social Responsibility Highly Commended Initiative” in the 2019 ESG Corporate Awards by The Asset, “2019 China Securities Golden Bauhinia Awards – Best Investment Value Award for Listed Companies” hosted by Ta Kung Wen Wei Media Group, “Best Investor Relations Company (China)”, “Asia’s Best CEO (Investor Relations)” and “Asia’s Best CFO (Investor Relations)” in the “Asian Excellence Award” hosted by Corporate Governance Asia. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximise its shareholders’ value. In 2019, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions in the “Corporate Governance Code and Corporate Governance Report” set out in Appendix 14 to the Listing Rules (the “CG Code”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner so as to protect the interests of all shareholders. The Company values the importance of corporate governance and in light of the CG Code, the Company set out a summary of the Company’s key corporate governance practices during 2019 below.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board

Principle: “An issuer should be headed by an effective board which should assume responsibility for its leadership and control and be collectively responsible for promoting its success by directing and supervising its affairs. Directors should take decisions objectively in the best interests of the issuer.

The board should regularly review the contribution required from a director to perform his responsibilities to the issuer, and whether he is spending sufficient time performing them.”

•	The Board consisted of six members, including one Executive Director, one Non-executive Director and four Independent Non-executive Directors, as of 31 December 2019.

•	The list of Directors, their respective biographies, and their respective roles in the Committees and the management are set out on pages 50 to 56 and 168 of this annual report, respectively. The relevant information has also been disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•	The Company holds Board meetings at least four times a year at approximately quarterly intervals. Ten Board meetings were held in 2019. Members of the Board have also actively participated in the discussions on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•	There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

•	The Board has regularly reviewed the contribution required from a Director to perform his responsibilities to the Company, and whether he is spending sufficient time performing them in accordance with the CG Code.

Attendance of individual Directors at full Board meetings held in 2019

	No. of meetings attended (Ten meetings in total)
	by Director	by proxy
Executive Directors
Xu Keqiang	10	0
Yuan Guangyu (Note 1)	4	4
Non-executive Directors
Wang Dongjin (Chairman) (Note 2)	10	0
Yang Hua (Note 3)	8	0
Independent Non-executive Directors
Chiu Sung Hong	10	0
Lawrence J. Lau	10	0
Tse Hau Yin, Aloysius	10	0
Qiu Zhi Zhong (Note 4)	8	1
Kevin G. Lynch (Note 5)	1	0

Note 1:	Mr. Yuan Guangyu appointed Mr. Xu Keqiang as his proxy to attend the four Board meetings held on 29 August 2019 and to vote on his behalf. With effect from 2 September 2019, Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company.

Note 2:	With effect from 18 November 2019, Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee of the Company.

Note 3:	With effect from 2 September 2019, Mr. Yang Hua resigned as a Non-executive director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company.

Note 4:	With effect from 7 May 2019, Mr. Qiu Zhi Zhong was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company. Mr. Qiu Zhi Zhong appointed Mr. Chiu Sung Hong as his proxy to attend the Board meeting held on 14 May 2019 and to vote on his behalf.

Note 5:	With effect from 7 May 2019, Mr. Kevin G. Lynch resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•	Dates of regular Board meetings have been scheduled at least two months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notices have been given.

•	Minutes of the meetings of the Board and Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable request by any Director.

•	Minutes of the meetings of the Board and Committees recorded sufficient details of the matters considered by the Board and Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Committee meetings are sent to all Directors and all Committee members respectively within a reasonable time after the Board meetings and Committee meetings for their comments and records.

•	Committees may, upon reasonable request, seek independent professional advice in appropriate circumstances at the Company’s expense. The Board would resolve to provide separate independent professional advice to Directors to assist them in performing their duties to the Company at the Company’s expense.

•	If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such interest has been considered to be material by the Board, the matter will not be dealt with by a written resolution but a Board meeting will be convened for that matter. Independent Non-executive Directors who do not (and whose close associates also do not) have material interest in the transaction will be present at such Board meeting.

•	The Company has arranged appropriate insurance cover in respect of legal action against its Directors.

A.2	Chairman and Chief Executive

Principle: “There are two key aspects of the management of every issuer – the management of the board and the day-to-day management of business. There should be a clear division of these responsibilities to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•	Prior to 2 September 2019, Mr. Yang Hua served as the Chairman of the Board, and Mr. Yuan Guangyu served as the Chief Executive Officer of the Company. With effect from 2 September 2019, Mr. Yang Hua resigned as the Chairman of the Board, and Mr. Yuan Guangyu resigned as the Chief Executive Officer of the Company. From 2 September 2019 to 18 November 2019, Mr. Wang Dongjin, the then Vice Chairman of the Board, assumed the duties and responsibilities of the Chairman of the Board as a transitional arrangement. With effect from 18 November 2019, Mr. Wang Dongjin was appointed as the Chairman of the Board, and no longer serves as Vice Chairman of the Board. From 2 September 2019 to 19 November 2019, Mr. Xu Keqiang, the President of the Company, assumed the duties and responsibilities of the Chief Executive Officer of the Company as a transitional arrangement. With effect from 19 November 2019, Mr. Xu Keqiang was appointed as the Chief Executive Officer of the Company. During the reporting period, the roles of the Chairman of the Board and the Chief Executive Officer of the Company were separate and were not performed by the same individual.

•	The Chairman ensures all Directors are properly briefed on issues arising at Board meetings and is responsible for ensuring that Directors receive, in a timely manner, adequate information, which must be accurate, clear, complete and reliable.

•	One of the important roles of the Chairman is to provide leadership for the Board. The Chairman ensures that the Board works effectively and performs its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman delegates the responsibility of drawing up the agenda for each Board meeting and Committee meeting to the Joint Company Secretaries who will take into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, and the Chairman is primarily responsible for approving the agenda.

•	The Chairman takes primary responsibility for ensuring that good corporate governance practices and procedures are established.

•	The Chairman encourages all Directors to make full and active contribution to the Board’s affairs and takes the lead to ensure that the Board acts in the best interests of the Company. The Chairman encourages Directors with different views to voice their concerns, allows sufficient time for discussion of issues and ensures that Board decisions fairly reflect Board consensus.

•	The Chairman holds meetings with the Independent Non-executive Directors without the presence of other Directors at least annually.

•	The Chairman ensures that appropriate steps are taken to provide effective communication with shareholders and that their views are communicated to the Board as a whole.

•	The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-executive Directors and Independent Non-executive Directors in particular and ensuring constructive relations between Executive and Non-executive Directors.

•	The CEO is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board.

A.3	Board composition

Principle: “The board should have a balance of skills, experience and diversity of perspectives appropriate to the requirements of the issuer’s business. It should ensure that changes to its composition can be managed without undue disruption. It should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•	The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder’s value with the highest standards of integrity and ethics. The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•	As of 31 December 2019, the Board consisted of six members: one of them was Executive Director, one of them was Non-executive Director and four of them were Independent Non-executive Directors. All Directors were identified by categories of Executive Director(s), Non-executive Director(s) and Independent Non-executive Directors in all corporate communications that set out the names of the Directors of the Company. A list of the Directors identifying their updated roles and functions was maintained on the Company’s website and on the Hong Kong Stock Exchange’s website during the reporting period.

•	The Executive Director of the Company, Mr. Xu Keqiang, has extensive experience in the Company’s respective fields of operation. He is familiar with the Company’s businesses and has cooperated with leading global players in the oil and gas industry. Mr. Xu Keqiang has over 20 years of experience in the oil and gas industry.

•	The Non-executive Director of the Company has extensive experience in the parent company’s respective fields of operation.

•	The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economic, financial and investment fields. They have extensive experience and knowledge of corporate management and make significant contributions to the Company’s strategic decisions.

•	The Company believes that the active involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The diverse backgrounds of the Board members ensure that they can fully represent the interests of all shareholders of the Company and to enhance the effectiveness of the Board and corporate governance.

•	The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all of the Independent Non-executive Directors are independent.

A.4& Appointments, re-election and removal &

A.5	Nomination Committee

Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for orderly succession for appointments. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•	Prior to 7 May 2019, the Nomination Committee comprised two Independent Non-executive Directors (Mr. Lawrence
J. Lau and Mr. Kevin G. Lynch) and one Non-executive Director (Mr. Yang Hua), with Mr. Yang Hua served as the Chairman of the Nomination Committee. From 7 May 2019 to 2 September 2019, the Nomination Committee comprised two Independent Non-executive Directors (Mr. Lawrence J. Lau and Mr. Qiu Zhi Zhong) and one Non-executive Director (Mr. Yang Hua), with Mr. Yang Hua serving as the Chairman of the Nomination Committee. With effect from 2 September 2019, Mr. Yang Hua resigned as the Chairman of the Nomination Committee. Mr. Wang Dongjin as the then Vice Chairman of the Board assumed the duties and responsibilities of the Chairman of the Nomination Committee as a transitional arrangement. With effect from 18 November 2019, Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee. Since 18 November 2019, the Nomination Committee comprised two Independent Non-executive Directors (Mr. Lawrence J. Lau and Mr. Qiu Zhi Zhong) and one Non- executive Director (Mr. Wang Dongjin), with Mr. Wang Dongjin served as the Chairman of the Nomination Committee. A list of members of the Nomination Committee as of the date of this annual report is set out under the section headed “Company Information” on page 168 of this annual report.

•	The role of the Nomination Committee is to determine the policy and establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•	The main authorities and responsibilities of the Nomination Committee are to make recommendations to the Board for suitable candidates to serve as Directors and senior management of the Company for approval by the Board, to review the structure, size and composition of the Board (including the skills, knowledge and experience), and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitiveness of the Company.

•	With respect to nomination for new directors and re-election of directors, the Company follows a considered and transparent nomination policy and the Nomination Committee adheres to such policy for nomination of Directors. The nomination of Directors was made in accordance with the nomination policy and the objective criteria (including gender, age, cultural, educational background and relevant or professional experience, ethnicity, skills, knowledge, etc.), with due regard for the benefits of diversity, as set out under the board diversity policy of the Company. Under the nomination policy for Directors of the Company, the Nomination Committee shall nominate suitable candidates to the Board for it to consider and make recommendations to shareholders for election and re-election of Directors.

•	When nominating a particular candidate for Director, the Nomination Committee will consider (1) integrity and character; (2) the breadth and depth of the management and/or leadership experience of the candidate; (3) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; (4) the experience or knowledge of the candidate that are relevant to the Company’s business and corporate strategy and in international operations; (5) commitment in respect of available time; (6) diversity including gender, age, cultural, educational background, ethnicity, skills, knowledge, experience, etc; and (7) independence criteria as required under the Listing Rules for candidates for Independent Non-executive Directors. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules.

•	The Nomination Committee considers the personal profile and credentials of the proposed candidates and may request candidates to provide additional information and documents if it considers necessary, and assesses the proposed candidates or incumbent candidates on criteria set out above. The Nomination Committee may also invite nominations of suitable candidates from Board members (if any) for consideration by the Nomination Committee prior to its meeting. For filling a casual vacancy, the Nomination Committee shall make recommendations for the Board’s consideration and approval. For proposing candidates to stand for election and re-election at a general meeting, the Nomination Committee shall make nominations to the Board for its consideration and recommendation.

•	When nominating an Independent Non-executive Director who has served the Company for more than nine years, the Board will propose shareholders’ vote by way of a separate resolution on any decision to re-elect such Independent Non- executive Director and include in the circular and/or explanatory statement accompanying the notice of the relevant general meeting to shareholders the reasons why the Board still considers such Director as independent and shall be re- elected. Mr. Lawrence J. Lau and Mr. Tse Hau Yin, Aloysius who have served as Independent Non-executive Directors of the Company for over nine years, will retire from office and being eligible for re-election at the forthcoming annual general meeting of the Company to be held on 21 May 2020. Mr. Lau has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Lau has always contributed objectively in advising the Board and the senior management, expressing objective views, and giving valuable independent guidance to the Company in his capacity as Independent Non-executive Director over the years. He is currently a member of the Audit Committee and the Nomination Committee, and served as a member of the independent board committee numerous times in connection with the connected transactions entered into by the Company and its connected persons. Mr. Lau has been continuously demonstrating firm commitments to his role. Mr. Lau always places great importance on high standards of corporate governance. Due to his extensive knowledge in economics, his experience in advising organisations and governmental bodies on economic development, economic growth and trade development, and his experience in serving as an independent non-executive director of a few listed companies, Mr. Lau is able to provide valuable and useful advices and guidance to the Company in areas such as economic development, compliance, etc. Mr. Lau has never been engaged in any executive management of the Group. Mr. Lau has provided confirmation of his independence according to Rule 3.13 of the Listing Rules. The Board, with the recommendation of the Nomination Committee of the Company, considers that, given the independence confirmation provided by Mr. Lau and the independent nature of Mr. Lau’s role and duties in the past years, Mr. Lau remains independent for the purpose of the Listing Rules despite the fact that he has served the Board for over nine years. In accordance with Code Provision A.4.3 of the CG Code, the Company will include in the circular of the annual general meeting of the Company to be held in 2020 the reasons why the Board still considers Mr. Lau as independent and shall be re-elected. Mr. Tse has thorough understanding of the Company’s operations and business. Mr. Tse has always contributed objectively in advising and giving independent guidance to the Company in his capacity as Independent Non-executive Director over the years. He is currently the chairman of the Audit Committee and a member of the Remuneration Committee, and has served as a member of the independent board committee numerous times in connection with the connected transactions entered into by the Company and its connected persons. Mr. Tse has been continuously demonstrating firm commitments to his role. Mr. Tse always places great importance on high standards of corporate governance, and regularly monitors communications between the Company and its external auditors to ensure the high quality of the Company’s financial reports and relevant disclosure. Due to his extensive knowledge and qualifications in accounting and financial reporting, and his experience in serving as an independent non-executive director of a few listed companies, Mr. Tse is able to provide valuable and useful advice and guidance to the Company in areas such as accounting, financing reporting, etc. Mr. Tse has never been engaged in any executive management of the Group. Mr. Tse has provided confirmation of his independence according to Rule 3.13 of the Listing Rules. The Board, with the recommendation of the Nomination Committee of the Company, considers that, given the independence confirmation provided by Mr. Tse and the independent nature of Mr. Tse’s role and duties in the past years, Mr. Tse remains independent for the purpose of the Listing Rules despite the fact that he has served the Board for over nine years. In accordance with Code Provision A.4.3 of the CG Code, the Company will include in the circular of the annual general meeting of the Company to be held in 2020 the reasons why the Board still considers Mr. Tse as independent and shall be re-elected.

•	The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendations of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	Our Non-executive Directors are appointed for a term of one year. However, none of our existing Independent Non- executive Directors are appointed for a specific term, which constitutes a deviation from the CG Code. Further explanation is set out under the section headed “Compliance with the Corporate Governance Code” on page 66.

•	All Directors, including those appointed for a specific term are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Articles of Association of the Company (as amended and adopted by special resolution of the Company on 27 May 2009) (the “Articles”) and the CG Code.

•	The following is a summary of the work performed by the Nomination Committee under its charter during the year:

–	Reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board and its committees and made recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

–	Assessed the independence of Independent Non-executive Directors;

–	Identified individuals suitably qualified to become Board members and made recommendations to the Board on the selection of individuals nominated for directorships;

–	Made recommendations to the Board on the re-election of Directors and reviewed succession planning for Directors, in particular the Chairman and CEO, according to the nomination procedure and process and criteria adopted by the Company;

–	Reviewed and monitored the training and continuous professional development of Directors and senior management and made recommendations to the Board in that regard; and

–	Evaluated and assessed the effectiveness of the Nomination Committee and the adequacy of the charter of the Nomination Committee and recommended the proposed changes to the charter to the Board (if necessary).

•	During the year ended 31 December 2019, Mr. Kevin G. Lynch resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019, and Mr. Qiu Zhi Zhong was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019. Mr. Yang Hua resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company with effect from 2 September 2019. Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company with effect from 2 September 2019. Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee of the Company with effect from 18 November 2019. Mr. Xu Keqiang was appointed as the Chief Executive Officer of the Company with effect from 19 November 2019. Other than the above, the Nomination Committee considered that any other change to the composition of the Board was not necessary. It will keep assessing whether any such change is required going forward and will recommend to the Board qualified candidates as Directors according to the nomination policy and procedure of the Nomination Committee.

•	To demonstrate the Company’s continued commitment to high standards of corporate governance, the Board adopted a board diversity policy (the “Policy”) on 20 August 2013. The Policy aims to continue to improve corporate governance and ensure the diversity of Board members. A summary of the Policy is set out below:

Purpose:	The Policy aims to continue to improve corporate governance and ensure the diversity on the Board.

Policy statement:	With a view to leading its leap-forward development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and sustainable development. In designing the Board’s composition, board diversity shall be considered from a number of aspects, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and length of service. All Board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regard to the benefits of diversity on the Board.

Selection criterion:	Selection of candidates will be based on diversity of perspectives, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and diversified vision.

•	Since the adoption of the Policy in August 2013, the Board has observed the Policy and took into account the objectives set out in the Policy in reviewing its Board composition. In particular, in selecting the candidates for Non-executive Director, not only the Board considered the knowledge, experience and industry-specific exposures of the candidates, the Board also took into account other factor such as cultural background and diversified vision of the candidates. In selecting candidates for Executive Director, the Board will consider knowledge and exposures in the oil and gas industry, leadership and management skills and experience and length of service in the industry. As a result, the Nomination Committee considered that the appointments of Independent Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company (as the case maybe) during the reporting period were appropriate and that there is sufficient diversity at the Board level.

Attendance of individual members at Nomination Committee meetings in 2019

	No. of meeting attended (One meeting in total)
Directors	by committee member	by proxy
Wang Dongjin (Chairman) (Note 1)	0	0
Yang Hua (Note 2)	1	0
Lawrence J. Lau	1	0
Qiu Zhi Zhong (Note 3)	0	0
Kevin G. Lynch (Note 3)	1	0

Note 1:	With effect from 18 November 2019, Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee of the Company.

Note 2:	With effect from 2 September 2019, Mr. Yang Hua resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company.

Note 3:	With effect from 7 May 2019, Mr. Qiu Zhi Zhong was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company. With effect from the same date, Mr. Kevin G. Lynch resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

A.6	Responsibilities of Directors

Principle: “Every director must always know his responsibilities as a director of an issuer and its conduct, business activities and development. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and ﬁduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•	Directors’ training and professional development

–	All Directors newly appointed to the Board receive a comprehensive, formal and tailored induction on appointment for the purpose of giving an overview of the business and operations of the Group and appropriate briefings and trainings from the Company covering the statutory and regulatory obligations of Directors, organisational structure, policies, procedures and codes of the Company and terms of reference of Committees. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company, and their responsibilities under statutes and common law, the Listing Rules, legal and other regulatory requirements as well as the Company’s business and governance policies, so that they are able to discharge their responsibilities properly.

–	The Company also recognises the importance of continuous professional development of the Directors. Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. During the year, the Company arranged trainings conducted by its external professional advisers on updates and new amendments to the Listing Rules. The trainings covered a broad range of topics including latest development on corporate governance and studies on recent regulatory cases. In addition, the Company also arranged on-site visit and research activities for the Independent Non-executive Directors on offshore wind power project and offshore platform operations.

–	Certain Directors also attended trainings organised by the Company or external professional bodies on other regulatory updates as well as obligations of directors. In addition, Directors also read materials/publications which they thought appropriate and necessary for the fulfillment of their roles. The Directors provided their regular training records to the Company.

–	In addition, the Company also provided regular updates to Directors in respect of continuing obligations of listed issuers and their directors as well as monthly updates on the business and operations of the Group.

•	The Non-executive Directors and the Independent Non-executive Directors actively participate in Board meetings and Committees meetings to exercise their independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct of the Company. They are responsible for taking the lead where potential conflicts of interests arise.

•	The Non-executive Directors and the Independent Non-executive Directors are invited to serve on the Audit, Remuneration and Nomination Committees of the Company.

•	During 2019, each Non-executive Director or Independent Non-executive Director attended or otherwise appointed an alternate to attend all regularly scheduled meetings of the Board and Committees on which such Non-executive Director or Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings and shared their experience, skills and expertise with the Board or the relevant Committees. All of the Non-executive Directors and Independent Non-executive Directors of the Company made positive contributions to the development of the Company’s strategy and policies through independent, constructive and informed comments. The Non-executive Directors and the Independent Non-executive Directors have been responsible for scrutinising our performance in achieving agreed corporate goals and objectives and monitoring our performance reporting.

•	Mr. Yang Hua, the then Chairman of the Board, together with the Independent Non-executive Directors and Non- executive Directors attended the General Meetings held in 2019 and responded to questions raised by the shareholders in order to develop a balanced understanding of the views of shareholders.

Attendance of individual Directors at general meetings in 2019:

Directors	No. of meetings attended (Two meetings in total)
Executive Directors
Xu Keqiang	2
Yuan Guangyu (Note 1)	1

Non-executive Directors
Wang Dongjin (Chairman) (Note 2)	0
Yang Hua (Note 3)	1

Independent Non-executive Directors
Chiu Sung Hong	2
Lawrence J. Lau	2
Tse Hau Yin, Aloysius	2
Qiu Zhi Zhong (Note 4)	2
Kevin G. Lynch (Note 4)	0

Note 1:	With effect from 2 September 2019, Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company.

Note 2:	With effect from 18 November 2019, Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee of the Company. Mr. Wang Dongjin appointed Mr. Xu Keqiang to act as the Chairman of the Extraordinary General Meeting held on 21 November 2019.

Note 3:	With effect from 2 September 2019, Mr. Yang Hua resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company.

Note 4:	With effect from 7 May 2019, Mr. Qiu Zhi Zhong was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company. With effect from the same date, Mr. Kevin G. Lynch resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

•	The Directors are required to inform the Company in case of any change in the number and nature of offices held in public companies or organisations and other significant commitments. Please refer to “Directors and Senior Management” on pages 50 to 56 for the biographies of the Directors.

A.7	Supply of and access to information

Principle: “Directors should be provided in a timely manner with appropriate information in the form and quality to enable them to make an informed decision and perform their duties and responsibilities.”

•	The Company’s senior management regularly provides the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organises presentations to the Board conducted by professional advisers on specific transactions as appropriate.

•	For regular Board meetings and Committee meetings, the agenda and accompanying Board papers are sent in full to all Directors at least three days before the intended date of the Board meetings or Committee meetings.

•	The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries, who will provide full and prompt responses to queries raised by the Directors. All Directors are entitled to have access to the Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT AND BOARD EVALUATION

B.1	The level and make-up of remuneration and disclosure

Principle: “An issuer should disclose its directors’ remuneration policy and other remuneration related matters. The procedure for setting policy on executive directors’ remuneration and all directors’ remuneration packages should be formal and transparent. Remuneration levels should be sufficient to attract and retain directors to run the company successfully without paying more than necessary. No director should be involved in deciding his own remuneration.”

•	The Remuneration Committee comprises two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius), and one Non-executive Director (Mr. Wang Dougjin), with Mr. Chiu Sung Hong serving as the Chairman of the Remuneration Committee. The Remuneration Committee is delegated with the authority of determining and approving salaries, bonuses, share option packages, performance appraisal systems and retirement plans for all Executive Directors and senior management. A list of members of the Remuneration Committee is set out in “Company Information” on page 168 of this annual report.

•	The major responsibilities and authorities of the Remuneration Committee include making recommendations to the Board on the Company’s policy and structure of the remuneration of Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy, determining and reviewing the service contracts and specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, reviewing and approving the compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure consistency with contractual terms, and making recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•	The Company’s emolument policy is to maintain fair and competitive packages with reference to industry standards and prevailing market conditions. The Remuneration Committee is mindful that levels of remuneration must be sufficient to attract and retain the Directors and senior management in order to run the Company successfully, but at the same time, the Company should avoid setting remunerations which are in excess of those necessary for this purpose. The Directors’ emolument package may comprise the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered in determining the Directors’ remuneration package:

–	Business needs, company goals and objectives;

–	Responsibilities of the Directors and their individual contribution; and

–	Changes in relevant markets, for example, supply/demand fluctuations and changes in competitive conditions.

Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2019, are set out on pages 106 to 108 of this annual report.

No individual Director or any of his/her associates or senior management of the Company is permitted to determine his/ her own remuneration.

The Company seeks to apply similar principles when determining the remuneration packages for senior management with reference to the Board’s corporate goals and objectives. Other general staff and employees are rewarded on a performance-rated basis with other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to notes 9 to 10 to the consolidated financial statements on pages 106 to 109 of this annual report for details of Directors’ remuneration and senior management’s remuneration by band and the five highest paid individuals in the Company.

•	The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee is determined by the Board and no Directors participated in determining their own remuneration.

•	The Remuneration Committee also administers the Company’s share option schemes and all other employee equity- based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•	The Remuneration Committee consults the Chairman and CEO about its proposal relating to the remuneration of other Executive Directors and have access to independent professional advice if necessary.

•	The following is a summary of the work performed by the Remuneration Committee under its charter during the year:

–	Reviewed and approved the remuneration packages of the Company’s individual Executive Directors and senior management of the Company;

–	Reviewed and approved the remuneration packages of the newly appointed Directors and senior management;

–	Made recommendations to the Board on the Company’s policy and structure for Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

–	Assessed performance of Executive Directors and approved the revised terms of their service contracts;

–	Made recommendations to the Board on the remuneration of the Company’s Non-executive Directors; and

–	Evaluated and assessed the effectiveness of the Remuneration Committee and the adequacy of the charter of the Remuneration Committee and recommended the proposed changes to the charter to the Board (if necessary).

Attendance of individual members at Remuneration Committee meetings in 2019

	No. of meetings attended (Two meetings in total)
Directors	by committee member	by proxy
Chiu Sung Hong (Chairman)	2	0
Tse Hau Yin, Aloysius	2	0
Wang Dongjin	2	0

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting

Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•	The Company has established a mechanism for reporting to the Board by providing a monthly management report in order to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•	Directors discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•	Directors also discuss and analyse the performance of the Group, the long-term business model and corporate strategies of the Company for achieving the Company’s objectives and generating or preserving value over the longer term. Please refer to the relevant section in Management’s Discussion and Analysis on pages 67 to 71 of this annual report for details.

•	If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

•	In response to Section 404 of the Sarbanes-Oxley Act promulgated by the U.S. Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, the management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•	The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual reports, interim reports and announcements made through the Hong Kong Stock Exchange’s website and the Company’s website, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a balanced, clear and understandable assessment in its interim and annual reports, other financial disclosures required by the Listing Rules, reports to the regulators and information disclosed under statutory requirements to enable investors to appraise its development over the period and its financial position.

•	The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas business and discloses details of its oil and gas properties in its annual report (as set out on pages 145 to 158 of this annual report).

•	The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern as referred to in Code Provision C.1.3 of the CG Code.

•	The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor’s Report on page 72 of this annual report.

C.2	Risk management and internal control

Principle: “The board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the issuer’s strategic objectives, and ensuring that the issuer establishes and maintains appropriate and effective risk management and internal control systems. The board should oversee management in the design, implementation and monitoring of the risk management and internal control systems, and management should provide a confirmation to the board on the effectiveness of these systems.”

•	The Board acknowledges that it is its responsibilities to ensure that the Company establishes and maintains appropriate and effective risk management and internal control systems and review their effectiveness. Such systems are designed to manage rather than eliminate risks of failure to achieve business objectives, and can only provide reasonable, but not absolute, assurance against material misstatement or loss.

•	The Board regularly, and at least annually, receives reports from the management of the Company regarding the establishment, review and evaluation of the Company’s strategic, financial, operational and compliance control, risk management and internal control systems. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan.

•	The Audit Committee is delegated by the Board to oversee the risk management and internal control systems and the internal audit function of the Company on an on-going basis (at least annually). For work completed by the Audit Committee on the Company’s risk management and internal control systems, please refer to the section headed “C.3 Audit Committee” below.

•	The Company’s Risk Management Committee is directly managed by the CEO of the Company and has been authorised by the Board to be in charge with the organisation and implementation of the overall risk management and internal control. The Risk Management Committee is responsible for establishing the risk management and internal control systems, implementing standardised organisation, authorisation, responsibilities, procedures and methods for the risk management and internal control systems. The Risk Management Committee is also responsible for ongoing monitoring of the risk management and internal control systems of the Company, and makes periodic reports to the Audit Committee and the Board regarding the status of the risk management and internal control systems of the Company.

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO in the United States of America (“COSO”), established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000 Risk Management Guidelines. The Risk Management Committee established the overall targets and policies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risk of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as periodically following up and reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company. The risk management reports are submitted to the Audit Committee and the Board periodically.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO, established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control system of the Company to ensure the timeliness, accuracy and completeness of all information reported.

•	The Company has established procedures for identifying, handling and disseminating inside information in compliance with the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), including the issue of an inside information disclosure policy, the annual review and update (if necessary) of such inside information disclosure policy, pre-clearance on dealing in Company’s securities by Directors and designated members of the management, notification of regular blackout period and securities dealing restrictions to relevant Directors and employees, identification of project by code name and dissemination of information to stated purpose and on a need-to-know base have been implemented by the Company to guard against possible mishandling of inside information within the Group.

•	Whistleblowing policy and system have been established for employees and those who deal with the Company to raise concerns about possible improprieties in any matter relating to the Company.

•	The Company has maintained an open channel to handle and discuss internal reports concerning finance, internal control and fraud to ensure that all reports will receive sufficient attention and any significant internal control weakness or reports will directly reach to the Chairman of the Audit Committee.

•	The Company has established a mechanism for remediating internal control deficiency under which the management of each level are assigned with clear responsibilities relating to remediating internal control deficiency in accordance with their respective levels. Those responsibilities are also included in the internal performance indicators of the Company.

•	During the reporting period, the Company’s internal audit function provided independent assurance as to the adequacy and effectiveness of the Company’s risk management and internal control systems. The financial condition, operational control and compliance control of the Company were examined by the internal audit function according to the audit plan approved by the Audit Committee. Different audit areas were assigned according to risk priority. The internal audit function assisted the Board to monitor the effectiveness of the risk management and internal control systems. After completion of an internal audit, analysis, appraisals, recommendations related to the activities inspected were formulated. The internal audit function reported to the Audit Committee and the Board about internal audit findings, internal audit recommendation and the management responses. In addition, the internal audit function maintained a regular dialogue with the Company’s external auditors so that both are aware of the significant factors which may affect their respective scope of work.

•	Reports from external auditors on internal control and relevant financial reporting matters were presented to and reviewed by the Audit Committee.

•	The management reported the above works to the Audit Committee for the purpose of assisting the Audit Committee to review the effectiveness of the risk management and internal control systems.

•	The management evaluated the design and operating effectiveness of the Company’s risk management system and the Company’s internal control over financial reporting for 2019 and did not discover any material weakness from the evaluation. As a result, the Board considered that as of 31 December 2019, the Company’s risk management system and the Company’s internal control over financial reporting were effective.

C.3	Audit Committee

Principle: “The board should establish formal and transparent arrangements to consider how it will apply financial reporting, risk management and internal control principles and maintain an appropriate relationship with the issuer’s auditors. The audit committee established under the Listing Rules should have clear terms of reference.”

•	The Audit Committee consists of three Independent Non-executive Directors (Mr. Tse Hau Yin, Aloysius, Mr. Chiu Sung Hong and Mr. Lawrence J. Lau), with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and the Chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 168 of this annual report.

•	The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as the effectiveness of the Company’s risk management and internal control systems. The Audit Committee, together with senior management and the external auditors, review the accounting principles and practices adopted by the Group and discuss the risk management and internal control and financial reporting matters. The Board also assesses the effectiveness of risk management and internal control systems based on the reviews by the Risk Management Committee, senior management, internal audit function and external auditors.

•	The Audit Committee is also responsible for overseeing the operation of the internal control system so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions in financial reporting. The Audit Committee also meets at least twice a year with our external auditors.

•	The Audit Committee is responsible for overseeing and monitoring the risk management and internal control systems of the Company on an ongoing basis and reviewing with our external auditors and management periodically, not less than annually, the scope, adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems, and any related significant findings regarding risks or exposures and consider recommendations for improvement of such controls. The review should cover all material aspects, including strategic, financial, operational and compliance controls. In conducting annual review, the Audit Committee in particular, considers the factors including (a) the changes, since the last annual review, in the nature and extent of significant risks, and the Company’s ability to respond to changes in its business and the external environment; (b) the scope and quality of management’s ongoing monitoring of risks and of the internal control systems, and where applicable, the work of its internal audit function and other assurance providers; (c) the extent and frequency of communication of monitoring results to the Board and the Audit Committee which enables them to assess the effectiveness of the risk management and internal control systems of the Company; (d) significant control failings or weaknesses that have been identified during the period. Also, the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company’s financial performance or condition; and (e) the effectiveness of the Company’s processes for financial reporting and Listing Rule compliance.

•	The Audit Committee is also responsible for reviewing the Company’s internal audit function, ensuring co-ordination within the Group and between the Company’s internal and external auditors, and ensuring that the internal audit function is adequately resourced and has appropriate standing within the Company and to review and monitor its effectiveness.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

–	Reviewed the Company’s audited accounts, annual results announcements, unaudited interim accounts and interim results announcements before they were tabled to the Board for approval, and discussed with senior management and the external auditors over such accounts;

–	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the matters including:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the annual report of the Company; and

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

–	In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors, have frequent contacts with the external auditors to discuss issues from time to time;

–	On behalf of the Board, conducted a review of the effectiveness of the Company’s risk management and internal control systems for the year ended 31 December 2019. The annual review included works such as:

(i)	review of reports submitted by and discussions with the Risk Management Committee and other senior management concerned regarding major risks identified, changes in the nature and extent of major risks since the last annual review, measures and response plans to manage risks identified, and the ability of the Company to respond to such changes in its business operation, etc.;

(ii)	review on whether the management has established effective risk management and internal control systems pursuant to the Listing Rules as well as under relevant US requirements and to evaluate the scope and quality of the management’s works on the risk management system, internal control system and internal audit;

(iii)	review the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting, financial reporting functions and internal audit functions to ensure that the management had performed its duty;

(iv)	review of the effectiveness of the internal audit function of the Company to ensure coordination within the Group and between the Company’s internal and external auditors and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company;

(v)	consider the major investigation findings on risk management and internal control systems and management’s response to these findings; and

(vi)	make recommendations to the Board and the senior management on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal control.

On the basis of the aforesaid review, the Audit Committee was not aware of any significant issues that would have an adverse impact on the effectiveness and adequacy of the risk management and internal control systems of the Company;

–	Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and made recommendations to the Board in relation to the appointment of external auditors, as well as the proposed auditors’ fees;

–	Reviewed and approved the Company’s audit and non-audit pre-approval policy to ensure auditors’ independence;

–	Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting, risk management and internal controls relevant to the Company;

–	Considered and approved the non-audit services provided by the external auditors during the year;

–	Reviewed the arrangements by which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, risk management and internal control or other matters and ensure that proper arrangements are in place for fair and independent investigation and for appropriate follow-up actions;

–	Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and risk management and internal control systems and made appropriate recommendations where necessary;

–	Reviewed the Company’s business ethics and compliance policies, related reports and training programs as appropriate and performed certain corporate governance duties delegated by the Board set out in Board Committees & Corporate Governance Functions section on page 45 of this annual report; and

–	Evaluated and assessed the effectiveness of the Audit Committee and the adequacy of the charter of the Audit Committee, and considered and recommended the proposed amendments to the charter and presented to the Board for approval.

•	Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at Audit Committee meetings in 2019

	No. of meetings attended (Four meetings in total)
Independent Non-executive Directors	by committee member	by proxy

Tse Hau Yin, Aloysius (Chairman and Financial Expert)	4	0
Chiu Sung Hong	4	0
Lawrence J. Lau	4	0

D.	DELEGATION BY THE BOARD

D.1	Management functions

Principle: “An issuer should have a formal schedule of matters speciﬁcally reserved for board approval. The board should give clear directions to management on the matters that must be approved by it before decisions are made on the issuer’s behalf.”

•	The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long- term value of the Company for its shareholders. The Board delegates its management and administration functions to management and gives clear directions as to the powers of management at the same time, in particular, with respect to the circumstances where management should report back and obtain prior approval from the Board before making decisions or entering into any commitments on the Company’s behalf.

•	The day-to-day management is conducted by senior management and employees of the Company, under the direction of the CEO and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions. The Company formalises the functions reserved to the Board and those delegated to management and reviews those arrangements periodically to ensure that they remain appropriate to the Company’s needs.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of these plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions;

(iii)	Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures; and

(iv)	Overall responsibility for the Company’s ESG strategy and reporting, evaluating and determining the Company’s ESG-related risks, and ensuring appropriate and effective ESG risk management and internal control systems are in place.

•	The Board and the senior management have respective responsibilities, accountabilities and contributions. The primary functions performed by the senior management are to conduct the daily business and implement the abovementioned affairs approved and delegated by the Board and other matters as the Board may from time to time request.

•	The Directors review such delegation arrangements periodically to ensure they remain appropriate to our needs.

•	Directors clearly understand delegation arrangements in place. The Company has entered into service agreements with the Executive Directors and Non-executive Directors and has formal letters of appointment for Independent Non-executive Directors setting out the key terms and conditions of their engagements and appointments. In November 2019, the Board approved the revised service agreement templates for Executive Directors, Non-executive Directors and Independent Non-executive Directors, respectively, which will be used as the templates for the service agreements to be entered into by the Executive Directors, Non-executive Directors and Independent Non-executive Directors in 2020.

D.2& Board Committees &

D.3	Corporate Governance and Functions

Principle: “Board committees should be formed with speciﬁc written terms of reference which deal clearly with their authority and duties.”

•	The Company has established an Audit Committee, a Remuneration Committee and a Nomination Committee (each a “Committee”) and has established a specific written committee charter (the “Charter”) for each of the Committees which deals clearly with its authority and duties. The Charters of the Committees are published on the websites of the Hong Kong Stock Exchange and the Company. These Committees will report to the Board on their decisions and recommendations.

•	The Board has delegated the responsibility for performing certain corporate governance related duties and functions to the Audit Committee and the Nomination Committee.

•	The Audit Committee shall be responsible for performing the corporate governance duties set out below:

(i)	Developing and reviewing the Company’s policies and practices on corporate governance and making recommendations to the Board;

(ii)	Reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements and making recommendations to the Board in that regard;

(iii)	Developing, reviewing and monitoring the Code of Ethics for Directors and Senior Officers (“Code of Ethics”) and making recommendations to the Board in that regard; and

(iv)	Reviewing the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report and making recommendations to the Board in that regard.

•	The Nomination Committee shall be responsible for reviewing and monitoring the training and continuous professional development of Directors and senior management and making recommendations to the Board in that regard.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication

Principle: “The board should be responsible for maintaining an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with them and encourage their participation.”

•	The Board recognises the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•	A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•	The general meetings also provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, and the external auditors of the Company, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

•	The Chairman of each of the Board and all Committees, or in his absence, an alternate appointed by him will, whenever possible, propose separate resolutions for each substantially separate issue at general meetings of the Company.

•	The Company’s management ensures the external auditors attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditors’ independence.

•	The Board established a shareholders’ communication policy and review it on a regular basis to ensure its effectiveness.

E.2	Voting by Poll

Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”

•	In 2019, all votes of shareholders at the general meetings of the Company were taken by poll or otherwise in accordance with the Listing Rules. The Chairmen of the meetings ensured that shareholders were familiar with the procedures of voting by poll at the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

F.	Company Secretary

Principle: “The company secretary plays an important role in supporting the board by ensuring good information ﬂow within the board and that board policy and procedures are followed. The company secretary is responsible for advising the board through the chairman and/or the chief executive on governance matters and should also facilitate induction and professional development of directors.”

•	Ms. Wu Xiaonan and Ms. Tsue Sik Yu, May are the Joint Company Secretaries of the Company. Their biographies are set out on page 56 of this annual report. The Nomination Committee of the Company has the responsibility to make recommendation for suitable candidates for the appointment of company secretary to the Board and the Board has the responsibility to approve their selection, appointment or dismissal by physical meeting of the Board.

•	The Joint Company Secretaries will report to the Chairman of the Board and/or the CEO.

•	Each of the Joint Company Secretaries has taken no less than 15 hours of relevant professional training every year.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

SHAREHOLDERS’ COMMUNICATION AND RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

The procedures for shareholders to convene an Extraordinary General Meeting of the Company (“EGM”) are governed by Article 60 of the Articles and sections 566 to 568 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong). On the request of shareholders of the Company, representing at least 5% of the total voting rights of all shareholders having a right to vote at general meetings, the Directors are required to call a general meeting.

The request must state the general nature of the business to be dealt with at the EGM and may include the text of a resolution that may properly be moved and is intended to be moved at the EGM, be authenticated by the shareholder(s) making the request, and sent to the Company in hard copy form or in electronic form. The Directors must call an EGM within 21 days after the date on which they become subject to the requirement and such EGM must be held on a date not more than 28 days after the date of the notice convening the meeting is given.

Whilst giving the above request, shareholders are recommended to provide written explanation of the reasons and material implications relating to the proposed resolutions to enable all of the shareholders to properly consider and determine the proposed resolutions.

The Company will, upon receipt of a request referred to above, issue a notice of extraordinary general meeting of the proposed resolutions and (if applicable) circulars containing further information relating to the proposed resolutions in accordance with the Listing Rules.

Further enquiries relating to the above or enquiries that Shareholders wish to be put to the Board may be addressed to the Joint Company Secretaries of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

PROCEDURES FOR PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS BY SHAREHOLDERS

Shareholders are requested to follow sections 615 and 616 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) if they wish to request the Company to give to other shareholders, who are entitled to receive notice of the annual general meeting, notice of a resolution that may properly be moved and is intended to be moved at the annual general meeting.

Shareholders are requested to follow sections 580 to 583 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) if they wish to request the Company to circulate to other shareholders, who are entitled to receive notice of a general meeting, a statement with respect to a matter mentioned in a proposed resolution or other business to be dealt with at the general meeting.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2019, the Company has complied with the provisions of the CG Code as set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision A.4.1 and the temporary deviation from the code provision A.5.1 of the CG Code. The following summarises the requirements under the above-mentioned code provisions A.4.1 and A.5.1 and the reason for such deviations.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code. In November 2019, the Board approved the revised service agreement templates for Executive Directors, Non-executive Directors and Independent Non-executive Directors, respectively, among which the service agreement template for Independent Non-executive Directors has a term of 36 months. Such template will be used for the service agreements to be entered into by the Independent Non-executive Directors in 2020. After the Independent Non-executive Directors enter into such service agreements, the Company will be in compliance with CG Code provision A.4.1.

CG Code Provision A.5.1

Under CG Code provision A.5.1, issuers should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive director and comprises a majority of independent non-executive directors.

As set out in the section headed “Appointments, re-election and removal & Nomination Committee” above, from 2 September 2019 to 18 November 2019, Mr. Wang Dongjin, the then Vice Chairman of the Board, assumed the duties and responsibilities of the Chairman of the Nomination Committee of the Company as a transitional arrangement. This constitutes a temporary deviation from the CG Code provision A.5.1. The Company re-complied with such CG Code provision when Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee of the Company with effect from 18 November 2019. The Company considers such a one-off and temporary deviation would not undermine the effectiveness of its corporate governance practices.

CHANGES IN DIRECTORS

During the year ended 31 December 2019, there was the following change in Directors.

With effect from 7 May 2019, (i) Mr. Kevin G. Lynch resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company, and (ii) Mr. Qiu Zhi Zhong was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company. With effect from 2 September 2019, (i) Mr. Yang Hua resigned as a Non- executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company, and (ii) Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company. With effect from 18 November 2019, Mr. Wang Dongjin was appointed as the Chairman of the board and the Chairman of the Nomination Committee of the Company. With effect from 19 November 2019, Mr. Xu Keqiang was appointed as the Chief Executive Officer of the Company.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there is no other change in the information of Directors of the Company except as disclosed in this annual report.

CODE OF ETHICS

The Board adopted a Code of Ethics in 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivity involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements. As part of its continued efforts to improve its corporate governance standards, the Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2019.

The Company has provided all its Directors and senior officers with a copy of the Code of Ethics and requires them to comply with the Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the Code of Ethics. All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalised and serious breaches will result in dismissal.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the abovementioned Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2019, with the Company’s Code of Ethics and the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Deloitte Touche Tohmatsu, appointed as the independent auditors of the Company on 24 May 2013, was re-appointed and engaged as the Company and its subsidiaries’ auditors (“Auditors”) for the financial year ended 31 December 2019. Services provided by the Auditors and fees charged by the Auditors for the services for the year ended 31 December 2019 are as follows:

Audit Fees

The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB51.8 million for the financial year ended 31 December 2018 and RMB54.1 million for the financial year ended 31 December 2019.

Audit-related Fees

The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB6.8 million for the financial year ended 31 December 2018 and RMB8.2 million for the financial year ended 31 December 2019.

Tax Fees

The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB0 for the financial year ended 31 December 2018 and RMB2,066,231 for the financial year ended 31 December 2019.

All Other Fees

The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB250,000 for the financial year ended 31 December 2018 and RMB250,000 for the financial year ended 31 December 2019.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2018 and for the financial year ended 31 December 2019.

DIVIDEND DISTRIBUTION POLICY

The payment of any future dividends will be determined by the Board, subject to requirements of applicable laws and the Articles of Association of the Company and shareholders’ approval for all dividends other than interim dividends, based upon, among other things, our future earnings, capital requirements, financial conditions, future prospects and other factors which our Board may consider relevant. Our ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by us from our subsidiaries, associates and joint ventures. Holders of our shares will be entitled to receive such dividends declared by our Board and approved by the shareholders (if necessary) pro rata according to the amounts paid up or credited as paid up on the shares.

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

Directors and Senior Management

EXECUTIVE DIRECTORS

Xu Keqiang

Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. From March 2017 to February 2020, Mr. Xu served as a Vice President of CNOOC. From 25 February 2020, Mr. Xu has been appointed as a Director of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. In between May 2017 and June 2018, he served as the Chairman of a subsidiary of the Company-CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. Mr. Xu was appointed as the General Manager of CNOOC China Limited with effect from 21 May 2018. Mr. Xu was appointed as an Executive Director of the Company with effect from 18 April 2017, and was appointed as the President of the Company from April 2017 to March 2020. He has been appointed as the Chief Executive Officer of the Company with effect from 19 November 2019.

Hu Guangjie

Born in July 1973, Mr. Hu is a professor-level senior engineer. He received a Bachelor of Science degree in Petroleum Engineering (Reservoir Engineering) from Chengdu University of Technology and a Master’s degree in Oil and Gas Field Development Engineering from China University of Petroleum (Huadong). He served in a number of positions in China Petrochemical Corporation (“Sinopec Group”), including Vice Manager of Northwest Oil Field Company, a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), Vice General Manager of Northwest Oil Field Company, Executive Vice Director General of Northwest Petroleum Bureau, Executive Vice General Manager of Northwest Oil Field Company, Director General of Northwest Petroleum Bureau, General Manager of Northwest Oil Field Company, General Manager of Northwest Petroleum Bureau Co., Ltd., Executive Vice Director of Oilfield Exploration & Production Department of Sinopec Corp., Director of Oilfield Exploration & Production Department, General Manager of Oilfield Exploration & Production Department. In March 2020, Mr. Hu was appointed as Vice President of CNOOC. Mr. Hu has been appointed as Executive Director and the President of the Company with effect from 20 March 2020.

Yuan Guangyu

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). From November 2006 to May 2016, Mr. Yuan served as the Assistant President of CNOOC. From July 2016 to July 2019, Mr. Yuan was appointed as the Vice President of CNOOC. From January 2009 to June 2016, Mr. Yuan served as the Executive Vice President of the Company. From April 2013 to June 2016, Mr. Yuan served as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjin Branch, a subsidiary of the Company. He served as a Director of CNOOC International Limited, a subsidiary of the Company, from 31 July 2009 to 5 May 2017 and as the Chairman of such company from 15 June 2016 to 5 May 2017. Since 31 March 2009, Mr. Yuan served as a Director of CNOOC China Limited, a subsidiary of the Company, and as the General Manager of such company from 15 June 2016 to 21 May 2018, then he was appointed as the Chairman of such company on 21 May 2018. From 15 June 2016 to 18 April 2017, Mr. Yuan served as President of the Company and Mr. Yuan served as an Executive Director of the Company from 15 June 2016 to 2 September 2019. Mr. Yuan served as the Chief Executive Officer of the Company from 18 April 2017 to 2 September 2019.

NON-EXECUTIVE DIRECTORS

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director- General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of AktobeMunai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of CNOOC. From October 2018 to October 2019, Mr. Wang was appointed as President of CNOOC. In October 2019, Mr. Wang was appointed as Chairman of CNOOC. On 27 April 2018, Mr. Wang was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. From 5 December 2018 to 18 November 2019, Mr. Wang was appointed as the Vice Chairman of the Company. Mr. Wang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 18 November 2019.

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. From April 2015 to September 2019 Mr. Yang served as Chairman of CNOOC. From 15 June 2016 to 18 April 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-executive Director of the Company with effect from 23 November 2011. From 19 May 2015 to 2 September 2019, Mr. Yang served as Chairman of the Board and Chairman of the Nomination Committee of the Company. From 15 June 2016 to 18 April 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated as a Non-executive Director of the Company from 18 April 2017 to 2 September 2019.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and a senior research fellow of Centre for Law & Globalization of Renmin University of China since 2016. He also served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first KwohTing Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as the Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. From March 2008 to February 2018, Professor Lau served as a member of the 11th and 12th National Committee of the Chinese People’s Political Consultative Conference (and a Vice Chairman of its Economics Subcommittee). Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited thirteen books, including The China-U.S. Trade War and Future Economic Relations, and published more than 200 articles and notes in professional journals. Professor Lau serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee Currency Board Subcommittee, and a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road and Greater Bay Area Committee. In addition, he also serves as the Chairman of the Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute, a member and Chairman of the Prize Recommendation Committee of the LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007 and awarded the Gold Bauhinia Star in 2011 by the Government of the Hong Kong Special Administrative Region. He currently serves as the Ralph and Claire Landau Professor of Economics at the Lau ChorTak Institute of Global Economics and Finance, The Chinese University of Hong Kong, an independent non-executive director of AIA Group Limited, Hysan Development Company Limited (until 13 May 2020) and Semiconductor Manufacturing International Corporation, all listed on the Hong Kong Stock Exchange, and an independent non-executive director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Qiu Zhi Zhong

Born in 1955, Mr. Qiu obtained a Bachelor of Science degree in Computer Science from New York University and a Bachelor of Engineering degree in Electrical Engineering from Cooper Union for the Advancement of Science and Art in 1983, a Master of Science degree in Electrical Power Engineering from Ohio State University in 1985, and a Master of Business Administration from Harvard Business School in 1990. Mr. Qiu is the Senior Advisor to MacAndrews & Forbes Incorporated. He also serves as the Honorary Consul of Republic of Rwanda in Hong Kong. From 1991 to 2002, Mr. Qiu served as the Chairman of Greater China Region and a Managing Director of Credit Suisse First Boston. From 2002 to 2006, Mr. Qiu established and served as the Managing Director of Quartz Capital. From 2004 to 2014, he served as the Chairman of the DragonTech Ventures Fund and DragonTech Ventures Management Limited. From 2006 to 2009, he served as the Executive Chairman of China and Vice Chairman of Asia of ABN AMRO Bank N.V., and during this period he also served as the Chairman of ABN AMRO (China) Co. Ltd. and the Chairman of ABN AMRO Leasing (China) Co. Ltd. From 2009 to March 2013, he served as a Managing Director, the Vice Chairman of Asia Pacific and Chairman of Greater China of Barclays Capital. From 2013 to 2016, he served as the Chairman of Meridian Capital (Asia) Limited. In 1994 and 1995, Mr. Qiu was named as one of the world's “50 Most Wanted in Finance” and “World’s 50 Derivatives Superstars” respectively by the Global Finance magazine. Mr. Qiu was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May, 2019.

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds 11 honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Senior Fellow of Massey College, former Chancellor of the University of King’s College, former Chair of the Board of Governors of the University of Waterloo, former Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and a director and chairman of the Board of Directors of SNC Lavalin Group Inc. listed on the Toronto Stock Exchange. Mr. Lynch was appointed as an Independent Non- executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014. On 7 May 2019, Mr. Kevin G. Lynch has resigned as an Independent Non-executive Director and a member of the nomination committee.

OTHER MEMBERS OF SENIOR MANAGEMENT

Xie Yuhong

Born in 1961, Mr. Xie is an Executive Vice President and the Chief Safety Official of the Company as well as a professor-level senior engineer. Mr. Xie obtained a Ph.D. degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Naihai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Naihai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Naihai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Naihai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Naihai West Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Deputy Chief Geologist of CNOOC, Deputy Chief Geologist and General Manager of Exploration Department of the Company. From 2016 to 2018, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and General Manager of Exploration Department of the Company. In May 2018, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and the Chief Safety Official of the Company.

Cao Xinjian

Born in 1966, Mr. Cao is an Executive Vice President and the General Manager of CNOOC China Limited Tianjin Branch as well as a professor-level senior economist. Mr. Cao obtained a master degree of Business Administration from the University of Wales in 2003. From 1989 to 1999, Mr. Cao served as a geological delegate of the Contract Area of CNOOC Donghai Company & Caltex and the deputy manager of Exploration Department of CNOOC Donghai Company. From 1999 to 2004, he served as Exploration Manager of Exploration Department, Assistant Manager, Acting Manager and Manager of Human Resources Department of CNOOC China Limited Shanghai Branch. From 2004 to 2006, he served as Deputy Director of the CNOOC Talent Work Leading Group’s Office. From 2006 to 2013 he served as Deputy General Manager of CNOOC China Limited Shanghai Branch. From 2009 to 2013, he also served as Deputy Director of Donghai Petroleum Administration Bureau of CNOOC. From 2013 to 2017, he served as Deputy General Manager and General Manager of Human Resources Department of CNOOC and the Company. From March 2017, he has served as the Director of Bohai Petroleum Administration Bureau of CNOOC and General Manager of CNOOC China Limited Tianjin Branch. From August 2017, he was appointed as an Executive Vice President of the Company. In September 2017, he was appointed as Assistant President of CNOOC.

Xia Qinglong

Born in 1964, Mr. Xia is a professor-level senior engineer. He graduated from Geophysical Exploration Department of Chengdu Institute of Geology with a bachelor’s degree in engineering. He graduated from Institute of Geology and Geophysics, Chinese Academy of Sciences with a PhD degree of science in solid earth geophysics. From August 1986 to November 2005, Mr. Xia successively served as assistant engineer and engineer of the Computation Centre of Bohai Oil Corporation, project manager of Bohai Oil Research Institute, an officer, chief of geophysics, deputy chief engineer (geophysical prospect) and exploration chief of the exploration department of Bohai Oil Corporation, Chief engineer (exploration) of Bohai Research Institute CNOOC Research Institute and the manager of at the Technology Department of CNOOC (China) Limited Tianjin Branch. He served as chief geologist, deputy general manager and executive deputy general manager of CNOOC (China) Limited Tianjin Branch from November 2005 to May 2016, deputy director and executive deputy director of CNOOC Bohai Petroleum Administrative Bureau from April 2013 to May 2016, and successively served as Chief Executive Officer and President, Chairman of BlueChemical Ltd. from May 2016 to December 2019. He serves as Chairman of the Board of CNOOC International Limited since December 2019 and was appointed as an Executive Vice President of the Company on 20 March 2020.

Xie Weizhi

Born in 1964, Mr. Xie is the Chief Financial Officer of the Company. Mr. Xie is a Senior Accountant. He graduated from Guanghua School of Management of Peking University with a master’s degree in Business Administration. Mr. Xie joined CNOOC in 1986. Mr. Xie served as Deputy Manager of Finance Department of CNOOC Nanhai West Corporation, Deputy Manager and Manager of Controllers’ Department and General Manager of Treasury Department of CNOOC. From January 2002 to February 2011, Mr. Xie served as General Manager of CNOOC Finance Corporation Ltd. From February 2011 to May 2016, Mr. Xie served as Assistant President of CHINALCO, Executive Director of CHINALCO Finance Company Limited, President of CHINALCO Offshore Holding Company, Vice President & CFO of CHALCO, President of CHALCO (Hong Kong), Chairman of CHINALCO Finance Company Limited, General Auditor & Director of Audit Department CHINALCO. From 2016 to 2017, Mr. Xie was appointed as General Manager of Finance Department of CNOOC. From August 2017, Mr. Xie was appointed as the Chief Financial Officer of the Company.

Zhang Guohua

Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Zhanjiang Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In March 2003, he was appointed as Senior Vice President of the Company. In October 2005, Mr. Zhang was appointed as Senior Vice President of the Company and General Manager of CNOOC China Limited Shanghai Branch. In July 2009, he was appointed as Director of Donghai Petroleum Administrative Bureau of CNOOC. From July 2015 to December 2019, he was appointed as Director of Nanhai West Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Zhanjiang Branch. From 20 March 2020, Mr. Zhang resigned as Senior Vice President of the Company.

Deng Yunhua

Born in 1963, Mr. Deng is an academician of the Chinese Academy of Engineering and the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and Exploration and received a master’s degree in Engineering in 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute from 1989 to 1999. Mr. Deng became Deputy Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng served as Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy General Director of CNOOC Research Institute from 2009 to 2015. In November 2015, he was appointed as the Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of Beijing Research Center of CNOOC China Limited.

Liu Zaisheng

Born in 1962, Mr. Liu is a Vice President of the Company and Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. Mr. Liu graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree. From 1983 to 1994, he served as Deputy Manager of District Research First Team of Exploration and Development Department Research Institute of Nanhai East Oil Corporation of CNOOC. From 1994 to 1997, he served as Principal of Seismic Engineer and Principal of Geologist of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 1999, he served as Deputy Manager of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 2001, he served as Deputy Director of Scientific and Technology Research Institute of Nanhai East Oil Corporation of CNOOC. From 2001 to 2004, he served as Director of Nanhai East Institute of the Research Center of CNOOC China Limited. From 2004 to 2009, he served as Manager, Assistant to General Manager, Deputy General Manager and Acting General Manager of Technology Department of CNOOC China Limited Shenzhen Branch respectively. From 2009 to 2016, he served as General Manager of CNOOC China Limited Shenzhen Branch and Director of Nanhai East Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC Deepwater Development Limited respectively. From April to November 2016, he served as Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, and General Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. In February 2017, Mr. Liu was appointed as a Vice President of the Company. On 20 March 2020, Mr. Liu resigned as Vice President of the Company.

Yang Yun

Born in 1964, Mr. Yang is a professor-level senior engineer. He graduated from Southwest Petroleum Institute with a bachelor of engineering degree in oil exploration engineering department and graduated from School of Economics and Management of Tsinghua University with an MBA degree in business administration. From September 1985 to December 1999, Mr. Yang successively serviced as assistant engineer, engineer and deputy officer of the craft room of oil production plant of Qinghai Petroleum Management Bureau, engineer and deputy head of the operation department of Nanhai West Oil Corporation, a section level officer and chief engineer of the production office of Nanhai West Oil Corporation and the manager of development and production department of CNOOC. From December 1999 to June 2007, he served as production manager of the production department of the Company. From June 2007 to May 2011, he served as the deputy general manager of CNOOC (China) Limited Shenzhen Branch and the deputy director of CNOOC Nanhai East Petroleum Administration Bureau. From May 2011 to July 2015, he served as the executive vice president of Offshore Oil Engineering Co., Ltd.. From July 2015 to December 2019, he served as the director of CNOOC Donghai Petroleum Administration Bureau, general manager of CNOOC (China) Limited Shanghai Branch and chairman of CNOOC Rongfeng Energy Co., Ltd.. He was appointed as the general manager of CNOOC (China) Limited Zhanjiang Branch in December 2019 and was appointed as a Vice President of the Company on 20 March 2020.

Duan Chenggang

Born in 1963, Mr. Duan is a professor-level senior engineer. He graduated from Southwest Petroleum Institute with a bachelor degree of engineering in petroleum geological exploration and graduated from China University of Petroleum with a mater degree of management in management science and engineering. From August 1984 to May 2001, Mr. Duan successively served as an engineer of the exploration department and the science and technology research center, the chief engineer, deputy director of science and technology research center, deputy manager of exploration and development department of CNOOC Nanhai East Corporation. He served as the chief representative of the Chinese side of the joint management committee of the contract area, Assistant to General Manager and Deputy General Manager of CNOOC (China) Limited Shenzhen Branch from May 2001 to June 2007, Executive Vice President and President of CNOOC Southeast Asia Co., Ltd. from June 2007 to August 2012, General Manager of CNOOC Iraq Limited from August 2012 to February 2016. In February 2016, he served as Director of CNOOC Nahai East Petroleum Administration Bureau and General Manager of CNOOC (China) Limited Shenzhen Branch. He was appointed as a Vice President of the Company on 20 March, 2020.

Wu Xiaonan

Born in 1967, Ms. Wu Xiaonan is the General Counsel and the Compliance Officer of the Company. Ms. Wu is an Enterprise Legal Adviser (註冊企業法律顧問) and Certified Senior Enterprise Risk Manager (註冊高級企業風險管理師). Ms. Wu received a bachelor of laws degree from China University of Political Science and Law in 1990. Ms. Wu has been working in the oil and gas industry for over 19 years. From September 1999 to June 2002, Ms. Wu successively worked in the Regulatory and Legislative Division of the Legal Department of China National Offshore Oil Corporation (“CNOOC”) and the Company. From June 2002 to February 2012, Ms. Wu served as the Manager of the Regulatory and Legislative Division of the Legal Department of the Company. From February 2012 to May 2016, she served as the Deputy General Manager of the Legal Department of the Company and was promoted as the General Manager of the Legal Department of the Company in May 2016. In August 2018, Ms. Wu was appointed as the Vice General Counsel of CNOOC and the General Counsel and the Compliance Officer of the Company. In September 2018, Ms. Wu was appointed as the Director of the Legal Support Center of CNOOC. Ms. Wu was appointed as a Joint Company Secretary of the Company with effect from 19 November 2018.

JOINT COMPANY SECRETARIES

Wu Xiaonan

Please refer to the biography of Ms. Wu on page 56 of this annual report for details.

Tsue Sik Yu, May

Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006, and MBA from The University of Hong Kong from 2014 to 2016. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year, and became a member of ACCA since 2016. She is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. Furthermore, she was granted a Practitioner’s Endorsement (PE) since 2017/2018 under The Hong Kong Institute of Chartered Secretaries and accredited a General Mediator under Hong Kong Mediation Accreditation Association Limited (HKMAAL) since August 2017. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue gained The Chartered Governance Professional (CGP) qualification of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries on 30 September 2018. She volunteered on Hong Kong Management Association (HKMA) of Panel of Adjudicators HKMA Best Annual Reports Awards since 2018. Ms. Tsue was appointed as a Joint Company Secretary of the Company with effect from 25 November 2008.

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2019.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 of this annual report for a summary of the assets and liabilities of the Group as of 31 December 2019 and the operating results of the Group for the year then ended.

BUSINESS REVIEW

Overview and Performance of the Year

A review of the business of the Group and analysis of the Group’s performance using financial key performance indicators is provided in the Business Overview and Management’s Discussion and Analysis section on pages 8 to 28 and pages 67 to 71 of this annual report.

Environmental Policies and Performance

During the process of oilfield exploitation, the Company highly values the protection of natural and ecological environment, helps the nation to resolutely win the fight against pollution, and its comprehensive environmental protection measures ensure the Company to comply with the applicable laws and regulations on environmental protection.

The Company’s environmental protection management system emphasises the management of the whole process, and we place Environment Impact Assessment (EIA), compliance with set standards or targets on pollutant emissions, control on total discharge amount and reduction on emissions as our priorities. During the pre-feasibility study phase, the environmental risk pre-assessment report will be conducted to identify the environmental sensitive areas for protecting marine ecosystem. During the ODP (Overall Development Plan)/basic design stage, it is a necessity to prepare and submit the EIA to the government for approval in advance of a project to be set up. During the construction stage, environmental protection supervision and management are strictly performed and tightened in order to reduce the impact on natural and social environment. During the production stage, pollutant discharge is controlled and emission concentration is reduced, and environmental protection measures are adopted to achieve “increased production without increasing pollution” or “increased production with reduced pollution”. The environmental protection information system covers all information from EIA documents from all levels of the Group, and information in relation to the report, statistics, monitoring and pre-warning system regarding pollutant emissions. The system enables us to achieve information management on environmental related matters.

For the year ended 31 December 2019, the Company has carried out the laws and regulations of the PRC on energy saving and reduction in emission, viewing energy saving and reduction in emission as important works for the transformation of the mode of development and optimisation of the industrial structure. We kept on strictly carrying out energy-saving assessment and examination on new oilfield investment projects, ensuring this work can be integrated from the initial stage of projects. We also strengthened the efforts in technical reformation, which is the key to improve energy efficiency and reduce carbon emissions.

Regarding the environmental issues that have material impacts on the Company’s business performance and future development, please refer to the environmental, social and governance report of 2019 prepared by the Company (the “2019 ESG report”) to be available on the Company’s website.

Compliance with Relevant Laws and Regulations

For the year ended 31 December 2019, compliance procedures were in place to ensure adherence to applicable laws, rules and regulations which have significant impact on the Group. The Board and senior management within their respective duties in conjunction with internal and external professional advisors monitored the Group’s policies and practices on compliance with legal and regulatory requirements. Changes in the applicable laws, rules and regulations which have significant impact on the Group (if any) were brought to the attention of relevant employees and relevant operation units from time to time. During the reporting period, various works of the Board and senior management were in compliance with the relevant applicable laws and regulations, the articles of association of the Company, charters of the board committees, internal policies and the relevant provisions of various internal control systems. Decision-making process was legitimate and effective. Directors and senior management performed in a diligent and responsible manner and the resolutions of the general meetings and board meetings were implemented faithfully. Meanwhile, the Company has timely performed its disclosure obligations which were in strict compliance with the requirements of the listing rules or manuals of the Hong Kong Stock Exchange, the New York Stock Exchange and the Toronto Stock Exchange.

In accordance with the requirements of the laws, regulations and related policies in Hong Kong, PRC and relevant other jurisdictions in which the Group operates, the Group provides and maintains statutory benefits for its staff, including but not limited to pension schemes, mandatory provident fund, basic medical insurance, work injury insurance, etc. Further, the Group has been committed in complying relevant laws and regulations on work and occupational safety of employees of the Group.

Key Relationships with Stakeholders

The support and trust of our stakeholders is integral to the Company’s growth and success. Our stakeholders include shareholders and creditors, employees and employee organisations, governments and regulatory authorities, business partners and service providers, the public and communities, charities and non-government organisations (NGOs), and clients. We place emphasis on communications with our stakeholders and have established an open and transparent communication channel for each category of stakeholders to understand their expectations and requests.

Through specified communication methods, we looked into and sorted out the focuses and concerns of the stakeholders, and responded with corresponding actions and measures. We continued to strengthen the quality and effectiveness of information disclosure, comply with applicable laws and regulations and actively participate in public welfare activities, with the purpose of achieving mutual development and value sharing with our stakeholders. We have also formulated key indicators based on the focuses and concerns of different stakeholders to reflect our management performance on various subject matters. Some of our key indicators include return on equity and payout ratio for shareholders and creditors; employee training frequency, turnover rate and OSHA statistics for employees and employee organisations; data for emissions, use of resources, environment and natural resources and safety environment performance; partners’ feedback and contracts’ execution capability for business partners and service providers; public opinion and corporate image concerned by the public; community evaluations for communities; participation in charities’ and NGOs’ relevant activities and client satisfaction surveys and feedbacks; etc. Going forward, we will endeavor to improve our current policies, strive to maximise our stakeholders’ value and achieve a mutually beneficial outcome.

For more details on Company’s key relationships with stakeholders, please refer to the 2019 ESG report.

Key Risks and Uncertainties

A description of principal risks and uncertainties that the Group may be facing is provided in the Business Overview on pages 8 to 28 of this annual report.

Prospects

A description of the likely future development in the Company’s future business is provided in the Chairman’s statement on pages 6 to 7 and Business Overview on pages 8 to 28 of this annual report.

Subsequent Event

Please refer to note 41 to the consolidated financial statements for details of the significant events after the reporting period of the Group.

LOANS

Please refer to note 28 to the consolidated financial statements on pages 124 to 126 of this annual report for details of the loans and borrowings of the Group as of 31 December 2019.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 14 to the consolidated financial statements on pages 114 to 115 of this annual report for the movements in property, plant and equipment of the Group for the year ended 31 December 2019.

RESERVES

The distributable reserves of the Company as of 31 December 2019 amounted to RMB168,031 million.

Please refer to the consolidated statement of changes in equity on page 78 and note 42 to the consolidated financial statements on pages 143 to 144 of this annual report for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2019.

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Particulars of the Company’s subsidiaries, associates and joint ventures as of 31 December 2019 are set out in notes 17, 18 and 19 to the consolidated financial statements on pages 118 to 121 of this annual report.

DIVIDENDS

An interim dividend of HK$0.33 (tax inclusive) per share was declared on 29 August 2019, and paid to the shareholders of the Company on 16 October 2019.

The Board recommended a payment of a final dividend of HK$0.45 (tax inclusive) per share for the year ended 31 December 2019, payable on 10 July 2020 to all shareholders on the register of members of the Company on 12 June 2020 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 34 to the consolidated financial statements on page 135 of this annual report for details of the retirement benefits of the Group for the year ended 31 December 2019.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2019 represented approximately 21% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 54% of the total purchases of the Group for the year ended 31 December 2019.

Sales to the largest third party customer for the year ended 31 December 2019 represented approximately 8% of the Group’s total revenue. The total sales attributable to the five largest third party customers of the Group accounted for approximately 16% of the Group’s total revenue for the year ended 31 December 2019.

For the year ended 31 December 2019, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective close associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

The donations by the Group for the year ended 31 December 2019 amounted to RMB64 million.

CONNECTED TRANSACTIONS

On 1 August 2019, CNOOC China Limited (“CNOOC China”), a direct wholly-owned subsidiary of the Company, entered into an equity transfer agreement with CNOOC, pursuant to which CNOOC China would acquire 100% equity interest in China United Coalbed Methane Corporation Limited (“CUCBM”) held by CNOOC at a total consideration of approximately RMB5.335 billion. CNOOC is the controlling shareholder of the Company and held 100% equity interest in CUCBM as at the date of the abovementioned equity transfer agreement. The completion took place on 11 October 2019 in accordance with relevant provisions under the equity transfer agreement. The registration of the change in equity interest has been completed and CUCBM becomes an indirect wholly-owned subsidiary of the Company.

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2019 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	on normal commercial terms or better; and

3.	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Comprehensive framework agreement with CNOOC in respect of the provision of a range of products and services

The Company entered into a comprehensive framework agreement on 15 November 2016 with CNOOC, controlling shareholder of the Company, for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 6 November 2013, with more details about the pricing principles. The term of the comprehensive framework agreement is for a period of three years from 1 January 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps are set out below:

Categories of continuing connected transactions	Annual caps for 2017 to 2019

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services	For the three years ended 31 December 2019, RMB9,969 million, RMB10,579 million and RMB11,590 million, respectively

(b)	Provision of oil and gas development and support services	For the three years ended 31 December 2019, RMB31,670 million, RMB38,289 million and RMB43,745 million, respectively

(c)	Provision of oil and gas production and support services	For the three years ended 31 December 2019, RMB12,625 million, RMB14,678 million and RMB16,877 million, respectively

(d)	Provision of marketing, management and ancillary services	For the three years ended 31 December 2019, RMB1,620 million, RMB1,786 million and RMB1,970 million, respectively

(e)	FPSO vessel leases	For the three years ended 31 December 2019, RMB2,880 million, RMB3,120 million and RMB3,360 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/ or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its Associates	For the three years ended 31 December 2019, RMB100 million, RMB100 million and RMB100 million, respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the three years ended 31 December 2019, RMB263,893 million, RMB314,371 million and RMB437,773 million, respectively

(b)	Long-term sales of natural gas and liquefied natural gas	For the three years ended 31 December 2019, RMB25,654 million, RMB33,386 million and RMB43,649 million, respectively

The Company expected to continue the continuing connected transactions contemplated under such comprehensive framework agreement after 31 December 2019. Therefore, the Company entered into a new comprehensive framework agreement with CNOOC on 1 November 2019. The term of the new comprehensive framework agreement is for a period of three years from 1 January 2020. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on 15 November 2016, with more details about the pricing policies. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2020 were approved by the independent shareholders of the Company on 21 November 2019. For details of such relevant annual caps, please refer to the announcement of the Company dated 1 November 2019, the circular of the Company dated 6 November 2019 and the poll results announcement of the Extraordinary General Meeting held on 21 November 2019.

Financial services provided by CNOOC Finance Corporation Limited to the Group

On 1 December 2016, the Company entered into a financial services framework agreement (“Financial Services Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”), an associate of CNOOC, pursuant to which CNOOC Finance provided a range of financial services as may be required and requested by the Group, for a term of three years from 1 January 2017 to 31 December 2019. Apart from the duration of the Financial Services Framework Agreement, more details about the pricing policy for the depositary services and update of the address and relevant dates, the Financial Services Framework Agreement is substantially on the same terms as the terms contained in the financial services framework agreement (as renewed on 20 August 2010 and 27 November 2013) entered into by the Company on 14 October 2008. The continuing connected transactions in respect of the depositary services under the Financial Services Framework Agreement are exempted from independent shareholders’ approval requirement, but subject to the annual reporting, annual review and announcement requirements. In August 2018, the Board expected that the existing cap for the depositary services under the Financial Services Framework Agreement for its remaining term would not fully satisfy the demands of business of the Group and resolved to revise the cap for the depositary services for the period from 23 August 2018 to 31 December 2019.

The maximum daily outstanding balance of deposits (including accrued interest)(excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance shall not exceed RMB19.5 billion for the period from 1 January 2017 to 22 August 2018 and should not exceed RMB23.5 billion for the period from 23 August 2018 to 31 December 2019.

The Company expected to continue the continuing connected transactions contemplated under the Financial Services Framework Agreement after 31 December 2019. Therefore, on 21 November 2019, the Company entered into a new financial services framework agreement with CNOOC Finance pursuant to which CNOOC Finance would continue to provide a range of financial services as may be required and requested by the Company, for a term of another three years from 1 January 2020 to 31 December 2022. The new financial services framework agreement is substantially on the same terms as the terms contained in the Financial Services Framework Agreement. The continuing connected transactions in respect of the depositary services under the new financial services framework agreement are exempted from independent shareholders’ approval requirement, but subject to annual reporting, annual review and announcement requirements. The maximum daily outstanding balance of deposits and interest (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed RMB23.5 billion for the period from 1 January 2020 to 31 December 2022.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2019:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB11,590 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB43,745 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB16,877 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB1,970 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB3,360 million.

(ii)	The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) did not exceed RMB437,773 million.

(b)	The aggregate annual volume of the transactions for the long-term sales of natural gas and liquefied natural gas did not exceed RMB43,649 million.

(iv)	The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance did not exceed RMB23.5 billion.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies for the transactions involving the provision of goods or services by the Group as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the applicable caps.

Please also refer to note 33 to the consolidated financial statements on pages 130 to 134 of this annual report for a summary of the related party transactions which include the Group’s continuing connected transactions.

SHARE CAPITAL

Please refer to note 31 to the consolidated financial statements on page 128 of this annual report for details of movements in the Company’s total issued shares for the year ended 31 December 2019.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (expired in 2015); and

4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued shares of the Company as of 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option schemes.

Please refer to note 31 to the consolidated financial statements on pages 128 to 130 of this annual report for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2019.

During the year ended 31 December 2019, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options								Price of the Company’s shares		Weighted average closing price of the Company’s shares
Name or category of grantee	As of 1 January 2019	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	As of 31 December 2019	Date of grant of share options	Exercise period of share options*	Exercise price of share options	Immediately before the grant date of options	Immediately before the exercise date	At exercise date of options
									HK$ per share	HK$ per share	HK$ per share	HK$ per share
Directors	–	–	–	–	–	–	–	–	–	–	–	–
Other Employees in aggregate**	30,900,000	–	–	–	(30,900,000)	–	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	37,007,000	–	–	(9,977,000)	–	27,030,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–
Total	67,907,000	–	–	(9,977,000)	(30,900,000)	27,030,000

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the ﬁrst, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	With effect from 2 September 2019, Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company, and Mr. Yang Hua resigned as a Non-executive director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company. Information on Mr. Yuan’s and Mr. Yang’s share options outstanding at the beginning of the reporting period is included in the category of “Other Employees.”

EQUITY-LINKED AGREEMENT

Save as disclosed in this annual report, there was no equity-linked agreement entered into by the Company during the year ended 31 December 2019.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this annual report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2019.

NAME OF DIRECTOR

The Directors of the Company during the year and up to the date of this annual report are:

Executive Directors

Xu Keqiang (Note 1)

Hu Guangjie (Note 2)

Yuan Guangyu (Note 3)

Non-executive Directors

Wang Dongjin (Chairman) (Note 4)

Yang Hua (Note 5)

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Qiu Zhi Zhong (Note 6)

Kevin G. Lynch (Note 7)

Note 1:	With effect from 19 November 2019, Mr. Xu Keqiang, Executive Director and the then President of the Company, was appointed as the Chief Executive Officer of the Company. With effect from 20 March 2020, Mr. Xu Keqiang resigned as the President of the Company.

Note 2:	With effect from 20 March 2020, Mr.Hu Guangjie was appointed as an Executive Director and the President of the Company.

Note 3:	With effect from 2 September 2019, Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company.

Note 4:	With effect from 18 November 2019, Mr. Wang Dongjin was appointed as Chairman of the Board and the Chairman of the Nomination Committee of the Company, and no longer serves as Vice Chairman of the Board.

Note 5:	With effect from 2 September 2019, Mr. Yang Hua resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company.

Note 6:	With effect from 7 May 2019, Mr. Qiu Zhi Zhong was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

Note 7:	With effect from 7 May 2019, Mr. Kevin G. Lynch resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

In accordance with the Company’s Articles of Association and pursuant to Appendix 14 to Listing Rules, Mr. Hu Guangjie, Mr. Lawrence J. Lau and Mr. Tse Hau Yin, Aloysius will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

The list of directors who have served on the boards of the subsidiaries of the Company included in the annual consolidated financial statements for the financial year ended 31 December 2019 during the year and up to the date of this report is as follows:

Cao Xinjian, Chen Ming, Chen Zhaoguang, Cui Hanyun, Dai Weihua, Duan Chenggang, Fang Zhi, Gao Dongsheng, Geng Jie, Guo Benguang, Han Mei, Huang Chunlin, Jiang Qing, Jing Fengjiang, Ke Lvxiong, Kuang Likun, Kuang Xiaobing, Leng Haoyu, Li Bo, Liang Yu, Ling Fuhai, Liu Bo, Liu Huan, Liu Mingquan, Liu Xiangdong, Liu Xiaoxiang, Liu Xiaofei, Liu Yongjie, Liu Yongjie, Liu Zongzhao, Lu Feng, Lv Yongfeng, Luan Xiangdong, Luo Yong, Ma Jin, Ma Liwu, Mei Yaolun, Pan Yuguang, Qiu Zongjie, Shen Yiming, Shi Hesheng, Tao Weixiang, Tian Wenxue, Wang Shoushan, Wang Yaohui, Wang Yufan, Wu Peikang, Xiao Zongwei, Xie Min, Xie Weizhi, Xie Wensheng, Xie Yuhong, Xu Keqiang, Yang Xiaoyue, Yang Yun, Yu Jin, Zhang Fuya, You Xuegang, Yuan Guangyu, Yue Jianghe, Zhang Bing, Zhang Guohua, Zhao Shunqiang, Zhou Hongbo, Zhou Zhenhua, Zi Shilong, CNOOC Limited

Alan O’Brien, Ariel D. Schneider, Ashley S. Lewis, Bastiaan Spaargaren, Bill D. Stiles, Brent C. Tilford, Christine M. O'Connor, Colleen V. Johnson, Colin T.O. Brewer, David O. Tudor, Eduardo Riccetto, Graham Charles Clague, Graham S. Larson, Heather M. Osecki, Howie A. Thomas, Hui Max Liu, Ian M. Smale, J. Kirk Bailey, J. Sebastiaan Donner, James C.P. Waithman, Jamie D. Doyle, Jerome A. van Zuijlen, John F. M. Abbott, Keith Henderson, Kenneth J. Krieg, Lawson A.W. Hunter, Lester C. Jager, Marie L. Jersak, Oliver George Webster, Quinn E. Wilson, R. Jeffrey Pendrel, Ray C. J. Riddoch, Rick L. Sumrall, Robert H. Henkhuzens, Rosalind L. C. Bynoe, Ryan A. Rueve, Simon R. Perchard, Siti Strijbosch, Tiara Ltd., Timothy J. Keating, USN (Ret.), Admiral, Tina R. Mares, TMF Management Limited, Todd R. Nicol, Trevor L. Norman

DIRECTORS’ INTERESTS

As of 31 December 2019, apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the Hong Kong Stock Exchange are as follows:

Name of Director	Nature of interest	Ordinary shares held	Approximate percentage of total issued shares
Chiu Sung Hong	Beneficial interest	1,150,000	0.003%
Lawrence J. Lau	Beneficial interest	200,000	0.000%

Save as disclosed above, as of 31 December 2019, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange. All the interests held by the Directors and chief executive represent long positions.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As of 31 December 2019, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

	Ordinary shares held	Approximate percentage of total issued shares
(i) CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii) Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii) CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As of 31 December 2019, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 50 to 56 of this annual report for information concerning the Directors and senior management of the Company.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN TRANSACTION, ARRANGEMENT AND CONTRACT OF SIGNIFICANCE

No Director (including those to be re-elected) has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as of 31 December 2019 or during the year, none of the Directors or entities connected with the Directors was materially interested, either directly or indirectly, in any transaction, arrangement or contract which is significant in relation to the business of the Group to which the Company or any of its subsidiaries was a party.

DIRECTORS’ PERMITTED INDEMNITY PROVISION

Pursuant to the Company’s Articles of Association, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he/she may sustain or incur in or about the execution of the duties of his/her office or otherwise in relation thereto. The Company has arranged appropriate directors’ and officers’ liability insurance coverage for the Directors and officers of the Group during the year ended 31 December 2019.

MANAGEMENT CONTRACTS

Other than the service contracts of the Directors, the Company has not entered into any contract with any individual, firm or body corporate to manage or administer the whole or any substantial part of any business of the Company during the year.

EMOLUMENTS OF THE DIRECTORS, SENIOR MANAGEMENT AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 9 and 10 to the consolidated financial statements on pages 106 to 109 of this annual report for details of the emoluments of the Directors, senior management and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As of 31 December 2019, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Except deviations from the CG Code provisions A.4.1 and the temporary deviation from the code provision A.5.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 to the Listing Rules throughout the year ended 31 December 2019.

Please refer to the Corporate Governance Report on pages 29 to 49 of this annual report for details.

AUDITORS

Deloitte Touche Tohmatsu was appointed as the auditors of the Company for the year ended 31 December 2019 and has audited the accompanying financial statements. A resolution to re-appoint Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 21 May 2020.

SUFFICIENCY OF PUBLIC FLOAT

As of the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules. As of the date of this report, based on publicly available information and within the Directors’ knowledge, approximately 35.56% of the Company’s total issued shares were held by the public. The total number of issued shares of the Company is 44,647,455,984. The closing price of the share of the Company as of 31 December 2019 is HK$12.96 per share.

VOTING BY POLL

In 2019, all votes of shareholders were taken by poll in the annual general meeting and extraordinary general meeting of the Company. Pursuant to the Rule 13.39(4), all votes of shareholders will be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

By Order of the Board

WANG Dongjin

Chairman

Hong Kong, 25 March 2020

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Chairman’s Statement and the Business Overview sections, as well as the Group’s audited financial statements and the related notes.

DEVELOPMENT STRATEGY

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specialising in the exploration, development, production and sale of oil and natural gas, we strive to increase our reserves and production, through exploration, development and value-driven acquisitions. In China, we will continue to concentrate on our independent exploration efforts in major operating areas, while continuing to cooperate with our partners through production sharing contracts to lower capital expenditures and exploration risks. Overseas, we will strive to acquire more high-quality exploration blocks and improve exploration efficiency.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2019, approximately 57.2% of our proved reserves were classified as proved undeveloped reserves, which provide a solid resource base for the Company’s continued production growth in the future.

Develop natural gas business

The Company adopts the low-carbon development concept and actively expands the natural gas business. We will continue to develop the natural gas market, and strengthen exploration and development activities in natural gas fields. In the future, the proportion of natural gas in production and reserves will gradually increase as major projects such as Bozhong 19-6 condensate gas fields in Bohai, the large deepwater gas fields Lingshui 17-2 in the Western South China Sea and the Arctic LNG 2 in Russia commence production.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we will continue to raise cost awareness among all of our employees. At the same time, in our performance evaluation system, cost control has been one of the most important key performance indicators. In 2019, we continued to tap the potential of technological innovation and management innovation to lower costs and enhance efficiency. All-in cost per BOE decreased for the sixth consecutive year and our cost competitiveness was maintained.

We also attached great importance to cash flow management and maintained a healthy financial position.

2019 OVERVIEW

In 2019, the global economic growth further slowed down. The economic growth momentum of the U.S. gradually weakened, and monetary policies turned loose. The economic growth in Europe slowed down whereas the emerging economies experienced sluggish economic growth. The overall economy of China generally remained within a reasonable range amidst increasing downward pressure, with an annual GDP growth rate of 6.1%.

In 2019, international oil prices recorded early gains before moving downward, and generally remained at a mid-to-low level. At the beginning of the year, international oil prices fluctuated and rose against the backdrop of production cuts and geopolitical tensions in major oil-producing countries. Since then, as international trade disputes intensified, the market was concerned that slower global economic growth would drag down crude oil demand, and international oil prices fluctuated and dropped. At the end of the year, international oil prices rebounded as a result of boosted market confidence thanks to further production cuts of major oil-producing countries and the conclusion of the phase one trade agreement between China and the U.S.. Throughout the year, the WTI crude oil price averaged at US$57.02 per barrel, representing a year-on-year decrease of approximately 12.2%, while the Brent crude oil price averaged at US$64.16 per barrel, representing a year-on-year decrease of approximately 10.6%.

In 2019, the Company made breakthroughs in both domestic and overseas exploration and consolidated the resource foundation for sustainable development. The Company realised a net production of 506.5 million BOE, representing a year-on-year increase of approximately 6.6%, which exceeded the annual production target. The development and construction of key projects both in China and overseas progressed smoothly. The performance of HSE remained stable.

The Company maintained a sound financial position in 2019. Despite the sharp decline in international oil prices, our oil and gas sales and net profit increased thanks to production growth and effective cost control. Among them, oil and gas sales were RMB197,173 million (US$28,618.5 million, with the exchange rate applicable for 2019 at US$1=RMB6.8897), representing an increase of approximately 5.7% year over year. Net profit was RMB61,045 million (US$8,860.3 million), representing a significant increase of approximately 15.9% year over year.

As of 31 December 2019, the Company’s basic and diluted earnings per share were RMB1.37 and RMB1.37, respectively. The Board of Directors has recommended the payment of a final dividend of HK$0.45 per share (tax inclusive).

Looking forward to 2020, the global economy would inevitably face greater pressure. The COVID-19 pandemic has increased the instability of the global economy, international oil prices have fallen sharply and their movements in the future remained uncertain. The external operating environment of the Company remains challenging. We will continue to exert confidence and remain calm, continue to focus on our own development, implement more stringent cost control and more prudent investment decisions, strengthen cash flow management, and maintain the Company’s long-term sustainable development.

BUSINESS REVIEW

For details, please refer to the “Business Overview” section on page 8 to 28 of this annual report.

FINANCIAL RESULTS

Comparative data for the year ended 31 December 2018 have been restated as a result of the acquisition of CUCBM in this section, please refer to note 4 to the consolidated financial statements of this annual report.

Consolidated net profit

Our consolidated net profit increased by 15.9% to RMB61,045 million (US$8,860.3 million) in 2019 from RMB52,675 million in 2018, primarily as a result of the increase in sales volume, the increase in profitability as the Company has taken effective measures to strictly control cost and the depreciation of Renminbi against the U.S. dollar.

Revenues

Our oil and gas sales, realised prices and sales volume in 2019 are as follows:

			Change
	2019	2018	Amount	%
Oil and gas sales (RMB million)	197,173	186,557	10,616	5.7%
Crude and liquids	175,495	165,939	9,556	5.8%
Natural gas	21,678	20,618	1,060	5.1%
Sales volume (million BOE)*	487.8	456.0	31.8	7.0%
Crude and liquids (million barrels)	402.2	372.9	29.3	7.8%
Natural gas (bcf)	501.9	485.6	16.3	3.4%
Realised prices
Crude and liquids (US$/barrel)	63.34	67.22	(3.88)	(5.8%	)
Natural gas (US$/mcf)	6.27	6.41	(0.14)	(2.2%	)

*       Excluding our interest in equity-accounted investees.

In 2019, the increase in crude and liquids sales was primarily due to higher sales volume and the depreciation of Renminbi against the U.S. dollar. The increase in natural gas sales was primarily due to higher sales volume.

Operating expenses

Our operating expenses increased by 1.4% to RMB24,735 million (US$3,590.1 million) in 2019 from RMB24,388 million in 2018. The operating expenses per BOE decreased by 4.7% to RMB50.9 (US$7.39) per BOE in 2019 from RMB53.4 (US$8.07) per BOE in 2018. Among them, operating expenses per BOE in offshore China decreased by 0.6% to RMB47.9 (US$6.95) per BOE in 2019 from RMB48.2 (US$7.29) per BOE in 2018. Overseas operating expenses per BOE decreased by 11.5% to RMB57.1 (US$8.29) per BOE in 2019 from RMB64.5 (US$9.74) per BOE in 2018. Through strict costs control and efficiency improvement, our operating expenses per BOE decreased compared with those in last year.

Exploration expenses

Our exploration expenses decreased by 6.0% to RMB12,342 million (US$1,791.4 million) in 2019 from RMB13,135 million in 2018, mainly because of the combined impact of higher exploration expenses due to increased effort in oil and gas exploration this year and impairment provision related to certain exploration and evaluation assets in North America last year.

Depreciation, depletion and amortisation

Our total depreciation, depletion and amortisation increased by 13.5% to RMB57,699 million (US$8,374.7 million) in 2019 from RMB50,838 million in 2018.

Among them, the dismantlement-related depreciation, depletion and amortisation costs decreased by 3.1% to RMB1,254 million (US$182.0 million) in 2019 from RMB1,294 million in 2018. Our dismantling costs per BOE decreased by 9.2% to RMB2.58 (US$0.37) per BOE in 2019 from RMB2.84 (US$0.43) per BOE in 2018, primarily due to the decrease in the present value of asset retirement obligations brought by the increased interest rate of U.S. dollar bonds in the international market.

Our depreciation, depletion and amortisation, excluding the dismantlement-related depreciation, depletion and amortisation, increased by 13.9% to RMB56,445 million (US$8,192.7 million) in 2019 from RMB49,544 million in 2018. Our depreciation, depletion and amortisation per BOE, excluding the dismantlement-related depreciation, depletion and amortisation, increased by 7.1% to RMB116.2 (US$16.87) per BOE in 2019 from RMB108.5 (US$16.40) per BOE in 2018, primarily as a result of the change in proportional distribution of production.

Impairment and provision

Our impairment and provision increased by 214.4% to RMB2,094 million (US$303.9 million) in 2019 from RMB666 million in 2018, mainly due to the impairment of certain oil and gas properties located in North America and China because of the decrease of reserve. Please refer to note 14 to the consolidated financial statements of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased by 8.5% to RMB8,062 million (US$1,170.1 million) in 2019 from RMB7,429 million in 2018. Our selling and administrative expenses per BOE increased by 2.0% to RMB16.60 (US$2.41) per BOE in 2019 from RMB16.28 (US$2.46) per BOE in 2018, mainly due to the increase of scientific research expenses, arising from the active implementation of the “innovation-driven” strategy, which increased the science and technology investment.

Finance costs/Interest income

Our finance costs increased by 13.6% to RMB5,865 million (US$851.3 million) in 2019 from RMB5,162 million in 2018, primarily due to the increase in interest expenses from new issuance of guaranteed notes and recognition of lease liabilities. Our interest income increased by 33.7% to RMB1,067 million (US$154.9 million) in 2019 from RMB798 million in 2018, primarily due to the Company’s increase in deposit.

Exchange losses, net

Our net exchange losses increased by 51.1% to RMB213 million (US$30.9 million) in 2019 from RMB141 million in 2018, primarily due to the exchange rate fluctuation of Renminbi against the U.S. dollar and Hong Kong dollar.

Investment income

Our investment income increased by 25.7% to RMB4,632 million (US$672.3 million) in 2019 from RMB3,685 million in 2018, primarily attributable to the increased average amount of corporate wealth management products.

Share of profits/losses of associates and a joint venture

Our share of profits of associates and a joint venture was RMB1,002 million (US$145.4 million) in 2019, while in 2018 our shared losses were RMB5,187 million, mainly due to depreciation of the value of the assets in Argentina owned by the joint venture, BC ENERGY INVESTMENTS CORP. in 2018, as a result of the huge depreciation of the Argentina peso against the U.S. dollar and the sharp increase of interest rate.

Income tax expense

Our income tax expense increased by 9.4% to RMB24,604 million (US$3,571.1 million) in 2019 from RMB22,482 million in 2018, mainly because of the increase in our overall profitability and the impact of change of the province income tax rate of Alberta, Canada. Please refer to note 11 to the consolidated financial statements of this annual report.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2019 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2019		2018	Change
	RMB million	US$ million	RMB million	RMB million	%
Generated from operating activities	123,521	17,928.4	124,398	(877)	(0.7%)
Used in investing activities	(67,457)	(9,791.0)	(95,452)	27,995	(29.3%)
Used in financing activities	(37,691)	(5,470.7)	(27,108)	(10,583)	39.0%

Cash generated from operating activities

The cash inflow from operating activities decreased by 0.7% to RMB123,521 million (US$17,928.4 million) in 2019 from RMB124,398 million in 2018, primarily attributable to the combined impact of the increase in oil and gas sales and the change of working capital.

Cash used in investing activities

In 2019, our capital expenditure payment increased by 30.2% to RMB66,395 million (US$9,636.8 million) from 2018. Our development expenditures in 2019 were primarily related to the capital expenditure of Iraq technical service contract project, Lingshui 17-2 project in China, projects of Guyana and shale oil and gas in the U.S., as well as the expenses incurred for improving recovery factors of the oil and gas fields in producing. Our cash outflow from the acquisition of oil and gas properties was RMB5,619 million (US$815.6 million) and our cash outflow from increased investments in associates was RMB7,707 million (US$1,118.6 million).

In addition, our cash used in investing activities was also attributable to the purchase of corporate wealth management products and money market funds of RMB187,805 million (US$27,258.8 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of corporate wealth management products and money market funds in the amount of RMB197,952 million (US$28,731.6 million), and the increase in our time deposits with maturity over three months in the amount of RMB3,095 million (US$449.2 million).

Cash used in financing activities

In 2019, the increase in net cash outflow from financing activities was mainly due to the repayment of bank loans of RMB8,206 million (US$1,191.1 million), repayment of guaranteed notes of RMB2,067 million (US$300.0 million) and the cash outflow of the distribution of dividends of RMB28,973 million (US$4,205.3 million), partially offset by the issuance of guaranteed notes of RMB10,464 million (US$1,500.0 million) and the proceeds of bank loans of RMB3,846 million (US$558.2 million).

At the end of 2019, our total interest-bearing outstanding debts were RMB157,229 million (US$22,820.9 million), compared to RMB142,470 million at the end of 2018. The increase in debts in 2019 was primarily attributable to the issuance of guaranteed notes, recognised lease liabilities in the statement of financial position after the adoption of IFRS 16 Leases and impact of changes in the exchange rate between the U.S. dollar and Renminbi. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 26.0%, higher than that of 25.3% in 2018. The main reason was the lease liabilities recognised in the statement of financial position after the adoption of IFRS 16 Leases.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure for the periods indicated.

	Year ended 31 December
	2017	2018	2019
	(RMB million)
China
Development	16,762	26,212	35,659
Exploration	7,978	9,995	15,120
Subtotal	24,740	36,207	50,779
Overseas
Development	21,891	23,564	24,253
Exploration	3,085	2,331	3,546
Subtotal	24,976	25,895	27,799
Total	49,716	62,102	78,578

Note: Capitalised interests for 2017, 2018 and 2019 were RMB2,495 million, RMB2,838 million and RMB3,048 million, respectively.

OTHERS

Employees

As of 31 December 2019, the Company had 15,569 employees in China, 2,856 employees overseas and 278 contracted employees.

Since 4 February 2001, the Company has adopted four share option schemes that were applicable to Directors, senior management and other eligible grantees, and has granted options thereunder to the Company’s Directors, senior management and other eligible grantees in accordance with each share option scheme.

The Company has set up a market-oriented recruitment structure and has adopted a more appropriate remuneration structure.

For more information on employees and human resources, please refer to “Human Resources” in the “Business Overview” section of this annual report.

CHARGES ON ASSETS

Please refer to note 40 to the Consolidated Financial Statements of this annual report.

CONTINGENCIES

Please refer to note 36 to the Consolidated Financial Statements of this annual report.

Independent Auditor’s Report

TO THE SHAREHOLDERS OF CNOOC LIMITED

(Incorporated in Hong Kong with limited liability)

OPINION

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as “the Group”) set out on pages 76 to 144, which comprise the consolidated statement of financial position as at 31 December 2019, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Impairment and provision; Depreciation, depletion and amortization — The estimation of oil and gas reserves has a significant impact on the consolidated financial statements, particularly oil and gas properties’ impairment testing and depreciation, depletion and amortisation charges — Refer to notes 3 and 14 to the consolidated financial statements

The estimation of oil and gas reserves has a significant impact on the consolidated financial statements, particularly oil and gas properties’ impairment testing and depreciation, depletion and amortisation charges. For the year ended 31 December 2019, oil and gas properties’ impairment and provision, depreciation, depletion and amortisation of RMB2,072 million and RMB54,451 million respectively were recognised.

We identified the estimation of oil and gas reserves as a key audit matter because of the significant judgments made by the management in assessing quantities of reserves. This required extensive audit effort and a high degree of auditor judgment, when performing audit procedures to evaluate the reasonableness of the management’s assessment.

Our procedures related to the estimation of oil and gas reserves included the following, among others:

•          We tested the effectiveness of controls over reserves estimation and review process.

•         We evaluated whether the methodology adopted by the Group’s internal and external reserve specialists to estimate oil and gas reserves was consistent with recognised industry standards.

•         We evaluated the competence and objectivity of the reserve specialists to assess whether they were appropriately qualified to carry out the estimation of oil and gas reserves.

•         We compared the Group’s oil and gas reserves volumes at 31 December 2019 to that at 31 December 2018, and performed corroborative inquires of the reserve specialists and the management as to the reason for any significant changes.

•         We tested whether the updated estimation of oil and gas reserves was included appropriately in the Group’s consideration in oil and gas properties’ impairment testing and depreciation, depletion and amortisation charges.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB, HKFRSs issued by the HKICPA and the Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with section 405 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor’s report is Lam Kwok Yan.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

25 March 2020

Consolidated Statement of Proﬁt or Loss and Other Comprehensive Income

Year ended 31 December 2019

(All amounts expressed in millions of Renminbi, except per share data)

		2019	2018
	Notes		(restated)
REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	5	197,173	186,557
Marketing revenues	5	30,867	35,830
Other revenue		5,159	5,324
		233,199	227,711
EXPENSES
Operating expenses		(24,735)	(24,388)
Taxes other than income tax	11(ii)	(9,156)	(9,141)
Exploration expenses		(12,342)	(13,135)
Depreciation, depletion and amortisation	7	(57,699)	(50,838)
Special oil gain levy	11(iii)	(894)	(2,599)
Impairment and provision	7, 14	(2,094)	(666)
Crude oil and product purchases		(29,040)	(33,558)
Selling and administrative expenses		(8,062)	(7,429)
Others		(4,982)	(5,790)
		(149,004)	(147,544)
PROFIT FROM OPERATING ACTIVITIES		84,195	80,167
Interest income	7	1,067	798
Finance costs	8	(5,865)	(5,162)
Exchange losses, net		(213)	(141)
Investment income	7	4,632	3,685
Share of profits of associates	18	459	406
Profit/(loss) attributable to a joint venture	19	543	(5,593)
Other income, net		831	997
PROFIT BEFORE TAX	7	85,649	75,157
Income tax expense	11(i)	(24,604)	(22,482)
PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		61,045	52,675
OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		2,848	8,638
Share of other comprehensive income of associates		25	16
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value
through other comprehensive income	20(ii)	(1,167)	278
Others		(133)	80
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		1,573	9,012
TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		62,618	61,687
EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	12	1.37	1.18
Diluted (RMB Yuan)	12	1.37	1.18

Details of the dividends proposed and paid for the year are disclosed in note 13 to the consolidated financial statements.

Consolidated Statement of Financial Position

31 December 2019

(All amounts expressed in millions of Renminbi)

	Notes	2019	2018
			(restated)
NON-CURRENT ASSETS
Property, plant and equipment	14	440,554	413,383
Right-of-use assets	15	9,179	—
Intangible assets	16	16,306	16,073
Investments in associates	18	24,513	4,433
Investment in a joint venture	19	20,977	20,268
Debt investment		1,608	—
Equity investments	20, 37	2,936	4,066
Deferred tax assets	11(i)	25,992	27,465
Other non-current assets	21	9,721	9,542
Total non-current assets		551,786	495,230
CURRENT ASSETS
Inventories and supplies	22	6,314	5,853
Trade receivables	23	24,794	21,979
Other financial assets	20, 37	114,513	125,283
Other current assets		9,790	9,281
Time deposits with maturity over three months	24	16,855	13,760
Cash and cash equivalents	24	33,679	14,995
Total current assets		205,945	191,151
CURRENT LIABILITIES
Loans and borrowings	28	12,590	8,991
Trade and accrued payables	25	40,146	33,307
Lease liabilities	29	1,425	—
Contract liabilities	26	2,231	2,036
Other payables and accrued liabilities	27	20,901	14,084
Taxes payable		13,956	15,739
Total current liabilities		91,249	74,157
NET CURRENT ASSETS		114,696	116,994
TOTAL ASSETS LESS CURRENT LIABILITIES		666,482	612,224
NON-CURRENT LIABILITIES
Loans and borrowings	28	136,152	133,479
Lease Liabilities	29	7,062	—
Provision for dismantlement	30	64,163	54,204
Deferred tax liabilities	11(i)	3,602	3,180
Other non-current liabilities		7,277	1,451
Total non-current liabilities		218,256	192,314
NET ASSETS		448,226	419,910
EQUITY
Equity attributable to owners of the parent
Issued capital	31	43,081	43,081
Reserves	32	405,106	376,819
Non-controlling interests		39	10
TOTAL EQUITY		448,226	419,910

XU Keqiang Director	HU Guangjie Director

Consolidated Statement of Changes in Equity

Year ended 31 December 2019

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend	Total	Non- controlling interests	Total equity
Balance at 1 January 2018 (originally stated)	43,081	(12,638)	70,000		4,104	263,380	10,830	378,757	—	378,757
Impact of business combination under common control	—	—	—		2,634	(38)	—	2,596	—	2,596
Balance at 1 January 2018 (restated)	43,081	(12,638)	70,000		6,738	263,342	10,830	381,353	—	381,353
Profit for the year (restated)	—	—	—		—	52,675	—	52,675	—	52,675
Other comprehensive income, net of tax	—	8,638	—		374	—	—	9,012	—	9,012
Total comprehensive income (restated)	—	8,638	—		374	52,675	—	61,687	—	61,687
2017 final dividend	—	—	—		—	(463)	(10,830)	(11,293)	—	(11,293)
2018 interim dividend	—	—	—		—	(11,785)	—	(11,785)	—	(11,785)
Proposed 2018 final dividend	—	—	—		—	(15,221)	15,221	—	—	—
Disposal of investments in equity instruments at FVTOCI	—	—	—		—	(14)	—	(14)	—	(14)
Others	—	—	—		19	(67)	—	(48)	10	(38)
Balance at 31 December 2018 (restated)	43,081	(4,000)*	70,000	*	7,131 *	288,467 *	15,221 *	419,900	10	419,910
Balance at 1 January 2019	43,081	(4,000)	70,000		7,131	288,467	15,221	419,900	10	419,910
Profit for the year	—	—	—		—	61,045	—	61,045	—	61,045
Other comprehensive income, net of tax	—	2,848	—		(1,275)	—	—	1,573	—	1,573
Total comprehensive income	—	2,848	—		(1,275)	61,045	—	62,618	—	62,618
2018 final dividend	—	—	—		—	(489)	(15,221)	(15,710)	—	(15,710)
2019 interim dividend	—	—	—		—	(13,290)	—	(13,290)	—	(13,290)
Proposed 2019 final dividend	—	—	—		—	(18,055)	18,055	—	—	—
Acquisition of a subsidiary under common control	—	—	—		(5,331)	—	—	(5,331)	29	(5,302)
Balance at 31 December 2019	43,081	(1,152)*	70,000	*	525 *	317,678 *	18,055 *	448,187	39	448,226

*	These reserve accounts constitute the consolidated reserves of approximately RMB405,106 million (2018: RMB376,819 million) in the consolidated statement of financial position.

Consolidated Statement of Cash Flows

Year ended 31 December 2019

(All amounts expressed in millions of Renminbi)

	Notes	2019	2018 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	35	145,979	140,082
Income taxes paid		(22,458)	(15,684)
Net cash flows from operating activities		123,521	124,398
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(5,619)	(264)
Capital expenditure		(66,395)	(51,002)
Additions to investments in associates		(7,707)	(64)
(Increase)/decrease in time deposits with maturity over three months		(3,095)	1,620
Dividends received from associates		231	162
Dividends received from a joint venture		172	132
Interest received		923	872
Investment income received		3,822	2,721
Purchase of other financial assets		(187,805)	(178,100)
Purchase of equity investments		—	(39)
Proceeds from sale of other financial assets		197,952	127,903
Proceeds from sale of equity investments		—	17
Proceeds from disposal of property, plant and equipment		64	590
Net cash flows used in investing activities		(67,457)	(95,452)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		10,464	9,952
Repayment of guaranteed notes		(2,067)	(4,976)
Repayments of lease liabilities		(1,451)	—
Proceeds from bank loans		3,846	2,874
Repayment of bank loans		(8,206)	(6,133)
Dividends paid		(28,973)	(23,589)
Interest paid		(5,998)	(5,264)
Acquisition of a subsidiary under common control		(5,335)	—
Others		29	28
Net cash flows used in financing activities		(37,691)	(27,108)
NET INCREASE IN CASH AND CASH EQUIVALENTS		18,373	1,838
Cash and cash equivalents at beginning of year		14,995	12,949
Effect of foreign exchange rate changes, net		311	208
CASH AND CASH EQUIVALENTS AT END OF YEAR	24	33,679	14,995

Total cash outflow for leases amounted to RMB2,453 million.

Notes to Consolidated Financial Statements

31 December 2019

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”). A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued a number of new and amendments to IFRS standards that are first effective for the current accounting year commencing 1 January 2019 or later but available for early adoption. The equivalent new and amendments to HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2018, except for the first time adoption of the new and amendments to IFRS standards/HKFRSs effective for the Group’s financial year beginning on 1 January 2019. Except as described below, the application of the new and amendments to IFRS standards/HKFRSs in the current year has had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

2.2.1	IFRS 16/HKFRS 16 Leases

The Group has applied IFRS 16/HKFRS 16 for the first time in the current year. IFRS 16/HKFRS 16 superseded IAS 17/HKAS 17 Leases (“IAS 17/HKAS 17”) and the related interpretations.

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition at inception, modification date or acquisition date, as appropriate.

As a lessee

The Group has applied IFRS 16/HKFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, 1 January 2019. Any difference at the date of initial application is recognised in the opening retained earnings and comparative information has not been restated.

When applying the modified retrospective approach under IFRS 16/HKFRS 16 at transition, the Group applied the following practical expedients to leases previously classified as operating leases under IAS 17/HKAS 17, on lease-by-lease basis, to the extent relevant to the respective lease contracts:

i.	relied on the assessment of whether leases are onerous by applying IAS 37/HKAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative of impairment review;

ii.	elected not to recognise right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application;

iii.	excluded initial direct costs from measuring the right-of-use assets at the date of initial application;

iv.	applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, the Group applies different discount rates to certain domestic and overseas leases on a portfolio basis; and

v.	used hindsight based on facts and circumstances as at date of initial application in determining the lease term for the Group’s leases with extension and termination options.

On transition, the Group has made the following adjustments upon application of IFRS 16/HKFRS 16:

The Group recognised additional lease liabilities of RMB8,373 million upon application of IFRS 16/HKFRS 16 and right-of-use assets at amounts equal to the related lease liabilities by applying IFRS 16/HKFRS 16.C8(b)(ii) transition, adjusted by accrued lease payments and any reclassification of property, plant and equipment, leasehold lands at 1 January 2019.

When recognising the lease liabilities for leases previously classified as operating leases, the Group has applied incremental borrowing rates of the relevant group entities at the date of initial application. The lessee’s incremental borrowing rates ranged from 3.3%-5.16%.

At 1 January 2019
Operating lease commitments disclosed as at 31 December 2018	16,372
Lease liabilities discounted at relevant incremental borrowing rates	13,226
Add: Lease liabilities resulting from lease modifications of existing leases	2,359
Less: Recognition exemption – short-term leases	(768)
Exclusion of non-lease components	(6,444)
Lease liabilities relating to operating leases recognised upon application of IFRS 16/HKFRS 16	8,373
Add: Obligations under finance leases recognised as at 31 December 2018	766
Lease liabilities as at 1 January 2019	9,139
Analysed as: Current	3,614
Non-current	5,525
Total lease liabilities	9,139

The carrying amount of right-of-use assets as at 1 January 2019 comprises the following:

At 1 January 2019
By class:
Floating production, storage and offloading (“FPSO”) vessels	7,334
Pipeline	755
Buildings and structures	739
Leasehold lands	666
Equipment	274
Total right-of-use assets	9,768

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2019. Line items that were not affected by the changes have not been included.

		Carrying		Carrying amounts under
		amounts at		IFRS 16/
		31 December		HKFRS 16 at
		2018 (restated)	Adjustments	1 January 2019
Non-current Assets
Property, plant and equipment	*	413,383	(755)	412,628
Right-of-use assets	*/**	-	9,768	9,768
Other non-current assets	**	9,542	(666)	8,876
Current Liabilities
Lease liabilities	*	-	(3,614)	(3,614)
Other payables and accrued liabilities	*	(14,084)	128	(13,956)
Non-current Liabilities
Lease liabilities	*	-	(5,525)	(5,525)
Other non-current liabilities	*	(1,451)	664	(787)

*	In relation to assets previously under finance leases, the Group recategorised the carrying amounts of the relevant assets which were still under lease as at 1 January 2019 amounting to RMB755 million as right-of-use assets.

**	Payments for leasehold lands included in other non-current assets were recategorised as right-of-use assets.

Note:	For the purpose of reporting cash flows for the year ended 31 December 2019, movements in working capital have been computed based on opening statement of financial position as at 1 January 2019 as disclosed above.

2.2.2 IFRIC 23/HK(IFRIC)-Int 23 Uncertainty over Income Tax Treatments

IFRIC 23/HK(IFRIC)-Int 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The interpretation requires the Group to determine whether uncertain tax positions are assessed separately or as a group and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by individual group entities in their respective income tax filings. If it is probable, the current and deferred taxes are determined consistently with the tax treatment in the income tax filings. If it is not probable that the relevant taxation authority will accept an uncertain tax treatment, the effect of each uncertainty is reflected by using either the most likely amount or the expected value.

The Group applied this interpretation retrospectively with the cumulative effect of initially applying the interpretation recognised at the date of initial application, 1 January 2019, without restating comparatives. The application of this interpretation in the current period has had no material impact on the consolidated financial statements of the Group.

The Group has not applied the following new and amendments to IFRS standards/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 17/HKFRS 17	Insurance Contracts[1]
Amendments to IFRS 3/HKFRS 3	Definition of a Business[2]
Amendments to IFRS 10/HKFRS 10 and IAS 28/HKAS 28	Sale or Contribution of Assets between an Investor and
its Associate or Joint Venture [3]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[5]
Amendments to IAS 1/HKAS 1 and IAS 8/HKAS 8	Definition of Material[4]
Amendments to IFRS 9/HKFRS 9,	Interest Rate Benchmark Reform[4]
IAS 39/HKAS 39 and IFRS 7/HKFRS 7

1.	Effective for annual periods beginning on or after 1 January 2021

2.	Effective for business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual period beginning on or after 1 January 2020

3.	Effective for annual periods beginning on or after a date to be determined

4.	Effective for annual periods beginning on or after 1 January 2020

5.	Effective for annual periods beginning on or after 1 January 2022

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2019.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses, unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group from the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are included in profit or loss.

If the business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss or other comprehensive income, as appropriate.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured to fair value at subsequent reporting dates, with the corresponding gain or loss being recognised in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the purchase consideration, the amount recognised for non- controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the business acquired, the difference is recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

Impairment is determined by assessing the recoverable amount of the exploration and production (“E&P”) segment, using value in use, to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit (or group of cash-generating units) retained.

Subsidiaries

Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Associates

Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual terms, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Necessary adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

Joint arrangements

Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint control

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint operations

Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain joint operation.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/ or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue is first distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue is allocated among the co-owners.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRS standards/HKFRSs applicable to the particular assets, liabilities, revenues and expenses.

Joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Necessary adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in a joint venture is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the joint venture. Where the profit sharing ratios are different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group’s investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person:

(i)	has control or joint control of the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to prove properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Producing oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others

Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The useful lives of vehicles, office equipment and other assets are in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

Intangible assets other than goodwill

The intangible assets of the Group comprise software and others, gas processing rights under NWS Project, marketing transportation and storage contracts, exploration rights. Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible assets regarding software have been amortised on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of- production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised over the life of the contracts on the straight-line basis. The intangible assets related to the exploration rights are amortised over the estimated useful life.

Major maintenance and repairs

Expenditure on major maintenance refits and repairs comprises the costs of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that is separately depreciated and is replaced, and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset is not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs

All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Financial assets

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15/HKFRS 15. All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

(a)	Financial assets at amortised cost

Debt instruments that meet the following conditions are subsequently measured at amortised cost less impairment loss:

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value.

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

(b)	Financial assets at fair value through other comprehensive income (FVTOCI)

On initial recognition, the Group can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. The Group has investments in certain equity instruments (publicly traded or non-publicly traded), the purpose of which are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity instruments are designated as at FVTOCI.

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains or losses arising from changes in fair value recognised in other comprehensive income and accumulated in other reserves. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the investments.

Dividends from these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

(c)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI or designated as at FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognised in profit or loss.

Fair value

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 37.

Impairment of financial assets

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including cash and cash equivalents, time deposits with maturity over three months, trade receivables, other receivables and debt investment), which are subject to impairment under IFRS 9/HKFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognises lifetime ECL for trade receivables without significant financing component.

For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, in which case the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as a default or past due event;

•	the lenders of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lenders would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognised in profit or loss.

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

The Group recognises an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of trade receivables and other receivables where the corresponding adjustment is recognised through a loss allowance account.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

(i)	The contractual rights to receive cash flows from the asset have expired; or

(ii)	the Group has transferred its rights to receive cash flows from the asset, or the Group retains the contractual rights to receive the cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has no control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and accrued payables, other payables, and interest-bearing loans and borrowings are initially stated at fair value including directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

Financial liabilities are derecognised when the obligations under the liabilities are discharged, cancelled, or have expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories and supplies

Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in profit or loss.

(b)	Dismantlement liability

Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss and other comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or expense.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the balance sheet liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit and taxable temporary differences will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•	when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit and taxable temporary differences will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

In assessing any uncertainty over income tax treatments, the Group considers whether it is probable that the relevant tax authority will accept the uncertain tax treatment used, or proposed to be use by individual group entities in their income tax filings. If it is probable, the current and deferred taxes are determined consistently with the tax treatment in the income tax filings. If it is not probable that the relevant taxation authority will accept an uncertain tax treatment, the effect of each uncertainty is reflected by using either the most likely amount or the expected value.

Revenue

The Group recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if any one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•	the Group’s performance creates or enhances an asset that the customer controls as the Group performs; or

•	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 31.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The Group’s contributions to these defined contribution plans are charged to profit or loss in the year to which they relate.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Leases on and after 1 January 2019

Definition of a lease (upon application of IFRS 16/HKFRS 16 in accordance with transitions in note 2)

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16/HKFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee (upon application of IFRS 16/HKFRS 16 in accordance with transitions in note 2)

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Non-lease components are separated from lease component on the basis of their relative stand-alone prices.

As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the consolidated financial statements would not differ materially from individual leases within the portfolio.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis or another systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the Group; and

•	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight- line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the Group under residual value guarantees;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

•	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

Variable lease payments that reflect changes in market rental rates are initially measured using the market rental rates as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period in which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

•	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

•	the lease payments change due to changes in market rental rates following a market rent review or expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statement of financial position.

Lease modifications

The Group accounts for a lease modification as a separate lease if:

•	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

•	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Leases prior to 1 January 2019

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms.

Foreign currencies

These consolidated financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of profit or loss and other comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Reserve base

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas properties

The calculation of the unit-of-production rate for oil and gas properties depreciation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual oil and gas prices and oil and gas price assumptions and unforeseen operational issues.

(c)	Recoverable amount of oil and gas properties

The Group makes an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. In any event, the Group would make an estimate of the asset’s recoverable amount, which is calculated at the higher of the asset’s value in use and its fair value less costs of disposal. The Group recognises an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. The Group charges an impairment loss to the profit or loss in the period in which it arises. A reversal of an impairment loss is credited to the profit or loss in the period in which it arises.

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with the Group’s anticipated drilling plan, changes in the Group’s capital costs and operating expense assumptions, and discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to various risk factors. The complex economic outlook may also materially and adversely affect the Group’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Actual cash flows are likely to be different from those estimated or forecast since anticipated events frequently do not occur as expected and unforeseen events may arise. The Group’s results of operations could be materially and adversely affected for the period in which future impairment charges are incurred.

The sensitivity analysis for the impairment testing involves estimates and judgments to consider numerous assumptions comprehensively. Those assumptions interact on each other and interrelate with each other complexly and do not have fixed patterns along with the changes in price. Accordingly, the Group believes that the preparation of the sensitivity analysis for the impairment testing will be impracticable. Changes in assumptions could affect impairment charges and reversals in the consolidated statement of profit or loss and other comprehensive income, and the carrying amounts of assets in the consolidated statement of financial position.

In the calculations of the recoverable amount of the oil and gas properties in a joint venture, the Group uses the approach above.

(d)	Dismantlement costs

Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company’s domicile.

4.	ACQUISITION AND OTHER VENTURE

On 7 June 2019, the Company and CEPR Limited (“CEPR”), a wholly-owned subsidiary of the Company, entered into a share purchase agreement with Joint Stock Company Novatek (“JSC Novatek”) and Ekropromstroy Limited Liability Company (“Ekropromstroy”), a wholly-owned subsidiary of JSC Novatek, pursuant to which, CEPR shall acquire a 10% equity interest in Arctic LNG 2 LLC held by Ekropromstroy. The acquisition was completed on 19 July 2019. The Company has the ability to participate in the financial and operating policy decisions through the voting power of its share ownership interest at general meetings of shareholders, which is the decision-making institution of Arctic LNG 2 LLC. It is therefore determined that the Company has significant influence, and recognised Arctic LNG 2 LLC as an associate and accounted for its participation interest using the equity method. The total consideration comprises a cash consideration of USD903 million which has been paid, a deferred consideration of USD820 million over 2020 and a series of contingent payments, which are capped at USD920 million, based on the date on which the LNG facility train 1 achieves operational start-up and future oil prices.

On 1 August 2019, CNOOC China Limited (“CNOOC China”), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with CNOOC, pursuant to which, CNOOC China shall acquire the 100% equity interest in China United Coalbed Methane Corporation Limited (“CUCBM”) held by CNOOC at a total consideration of approximately RMB5.335 billion, which was settled in cash by CNOOC China. The acquisition was completed on 11 October 2019 and CUCBM becomes an indirect wholly- owned subsidiary of the Company.

Since the Group and CUCBM are under common control of CNOOC, the Group’s acquisition of CUCBM has been accounted for as a combination of entities under common control. Accordingly, the assets and liabilities of CUCBM have been accounted for at historical amounts and consolidated financial statements of the Group prior to the acquisition are combined with the financial statements of CUCBM. The consideration for the acquisition is accounted for as an equity transaction in the consolidated statement of changes in equity.

The consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2018 and the consolidated statement of financial position as at 31 December 2018 as previously reported by the Group and the restated amounts presented in the consolidated financial statements of the Group are set out below:

	Amounts previously reported	Impact of business combination under common control	Amounts restated
Consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2018
Revenue	226,963	748	227,711
Profit before tax	75,177	(20)	75,157
Profit for the year	52,688	(13)	52,675

Consolidated statement of financial position as at 31 December 2018
Total assets	678,779	7,602	686,381
Total liabilities	261,414	5,057	266,471
Total Equity	417,365	2,545	419,910

For the periods presented, all significant transactions and balances between the Group and CUCBM have been eliminated on combination.

5.	OIL AND GAS SALES AND MARKETING REVENUES

	2019	2018 (restated)
Gross sales	202,635	191,966
Less: Royalties	(4,432)	(4,215)
PRC government’s share of oil	(1,030)	(1,194)
Oil and gas sales	197,173	186,557
Marketing revenues	30,867	35,830

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income.

The payment is typically due within 30 days after the delivery of oil and gas. For contracts where the period between payment and transfer of the associated goods is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

6.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: E&P, trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision makers make decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments. The geographical information is separately disclosed in (b).

The following table presents the segment financial information of the Group for the years ended 31 December 2019 and 2018.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2019	2018 (restated)	2019	2018 (restated)	2019	2018 (restated)	2019	2018 (restated)	2019	2018 (restated)
External Revenue	179,654	174,671	53,093	52,610	452	430	-	-	233,199	227,711
Intersegment Revenue*	22,256	16,805	(22,256)	(16,805)	84	176	(84)	(176)	-	-
Total revenue	201,910	191,476	30,837	35,805	536	606	(84)	(176)	233,199	227,711
Segment profit/(loss) for the year	60,296	53,935	1,517	1,894	(776)	4,581	8	(7,735)	61,045	52,675
Amounts included in the measure of segment profit or loss
Operating expenses	(24,754)	(24,405)	-	-	-	-	19	17	(24,735)	(24,388)
Taxes other than income tax	(9,094)	(9,086)	-	-	(62)	(55)	-	-	(9,156)	(9,141)
Depreciation, depletion and amortisation	(12,342)	(13,201)	-	-	-	-	-	66	(12,342)	(13,135)
Exploration expenses	(57,213)	(50,558)	(79)	(55)	(478)	(301)	71	76	(57,699)	(50,838)
Impairment and provision	(2,094)	(659)	-	-	-	(7)	-	-	(2,094)	(666)
Selling and administrative expenses	(6,124)	(5,359)	(199)	(296)	(1,757)	(1,816)	18	42	(8,062)	(7,429)
Interest income	759	478	4	3	1,104	1,385	(800)	(1,068)	1,067	798
Finance costs	(4,451)	(4,048)	(2)	(1)	(2,238)	(2,181)	826	1,068	(5,865)	(5,162)
Share of profits of associates and profit/(loss) attributable to a joint venture	31	(2)	-	-	971	(5,185)	-	-	1,002	(5,187)
Income tax expense	(21,551)	(23,552)	(7)	(4)	(3,046)	1,074	-	-	(24,604)	(22,482)
Other segment information Investments in associates and a joint venture	20,447	661	-	-	25,043	24,040	-	-	45,490	24,701
Others	541,591	490,065	6,347	3,154	407,851	401,290	(243,548)	(232,829)	712,241	661,680
Segment assets	562,038	490,726	6,347	3,154	432,894	425,330	(243,548)	(232,829)	757,731	686,381
Segment liabilities	(384,359)	(336,370)	(4,535)	(2,125)	(152,870)	(138,232)	232,259	210,256	(309,505)	(266,471)
Capital expenditure	85,001	70,783	-	-	487	542	-	-	85,488	71,325

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

(b)      Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil and natural gas in offshore China, Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana, Russia and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 66% (2018: 68%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2019 and 2018.

	PRC		Canada		Others		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018
		(restated)		(restated)		(restated)		(restated)
Property, plant and equipment	197,115	173,846	92,537	92,386	150,902	147,151	440,554	413,383
Right-of-use assets	5,774	-	689	-	2,716	-	9,179	-
Investments in associates and a joint venture	4,649	3,947	-	-	40,841	20,754	45,490	24,701
Other non-current assets	9,275	8,827	405	636	41	79	9,721	9,542

(c)     Information about major customers

The current year’s revenue of approximately RMB19,126 million (2018: RMB13,329 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC, its subsidiaries (excluding the Group) and associates (the “CNOOC Group”) are included in note 33(iii).

7.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after (crediting)/charging:

	2019	2018 (restated)
Crediting:
Interest income from bank deposits	(1,067)	(798)
Investment income:
– Fair value changes on other financial assets	(4,603)	(3,685)
Insurance compensation on disposal of property, plant and equipment	(436)	(611)
Charging:
Auditors’ remuneration:
– Audit fee	54	52
– Other fees	10	7
	64	59
Employee wages, salaries, allowances and social security costs	7,943	8,406
Impairment and provision:
– Property, plant and equipment	2,072	196
– Others	22	470
	2,094	666
Depreciation, depletion and amortisation:
– Property, plant and equipment	54,862	50,810
– Right-of-use assets	1,359	-
– Intangible assets	365	405
– Net amount capitalised	1,113	(377)
	57,699	50,838
Lease rentals:
– Office properties	444	668
– Plant and equipment	280	1,563
	724	2,231
Repairs and maintenance	5,415	4,596
Research and development costs	1,632	2,350
(Gain)/loss on disposal of property, plant and equipment	(92)	77

8.	FINANCE COSTS

	2019	2018 (restated)
Interest on bank loans	114	139
Interest on other loans	5,631	5,280
Interest on lease liabilities	348	-
Other borrowing costs	26	21
Total borrowing costs	6,119	5,440
Less: Amount capitalised in property, plant and equipment (note 14)	(3,048)	(2,838)
	3,071	2,602
Other finance costs: Unwinding of discount on provision for dismantlement (note 30)	2,794	2,560
	5,865	5,162

During the year ended 31 December 2019, the effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.7% to 7.875% (2018: from 0.95% to 7.875%) per annum.

9.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries,			Total paid/
		allowances	Performance	Pension	payable
		and benefits	related	scheme	during
	Fees(1)	in kind(1)	bonuses(1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2019
Executive directors:
Xu Keqiang (7)	-	257	870	186	1,313
Yuan Guangyu (5)	-	175	1,034	128	1,337
Subtotal	-	432	1,904	314	2,650
Non-executive directors:
Wang Dongjin (6)	-	-	-	-	-
Yang Hua (4)	-	-	-	-	-
Subtotal	-	-	-	-	-
Independent non-executive directors:
Chiu Sung Hong	985	-	-	-	985
Lawrence J. Lau	835	-	-	-	835
Tse Hau Yin, Aloysius	1,029	-	-	-	1,029
Qiu Zhi Zhong (2)	543	-	-	-	543
Kevin G. Lynch (3)	294	-	-	-	294
Subtotal	3,686	-	-	-	3,686
Total	3,686	432	1,904	314	6,336

	Fees(1)	Salaries, allowances and benefits in kind(1)	Performance related bonuses(1)	Pension scheme contributions	Total paid/ payable during the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2018 Executive directors:
Yuan Guangyu	-	231	546	143	920
Xu Keqiang	-	231	467	143	841
Subtotal	-	462	1,013	286	1,761
Non-executive directors:
Yang Hua	-	-	-	-	-
Wang Dongjin (8)(10)	-	-	-	-	-
Liu Jian (9)	-	-	-	-	-
Wu Guangqi (8)	-	-	-	-	-
Subtotal	-	-	-	-	-
Independent non-executive directors:
Chiu Sung Hong	946	-	-	-	946
Lawrence J. Lau	802	-	-	-	802
Tse Hau Yin, Aloysius	946	-	-	-	946
Kevin G. Lynch	802	-	-	-	802
Subtotal	3,496	-	-	-	3,496
Total	3,496	462	1,013	286	5,257

Notes:

(1)	Fees, salaries, allowances, benefits in kind and performance related bonuses represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	On 7 May 2019, Mr. Qiu Zhi Zhong was appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

(3)	On 7 May 2019, Mr. Kevin G. Lynch resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

(4)	On 2 September 2019, Mr. Yang Hua resigned as a Non-executive Director, the Chairman of the Board and the Chairman of the Nomination Committee of the Company.

(5)	On 2 September 2019, Mr. Yuan Guangyu resigned as an Executive Director and the Chief Executive Officer of the Company.

(6)	On 18 November 2019, Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee of the Company, and on longer served as Vice Chairman of the Board.

(7)	On 19 November 2019, Mr. Xu Keqiang, Executive Director and the then President of the Company, was appointed as the Chief Executive Officer of the Company.

(8)	On 27 April 2018, Mr. Wang Dongjin was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wu Guangqi resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

(9)	On 16 August 2018, Mr. Liu Jian resigned as the Vice Chairman and a Non-executive Director of the Company.

(10)	On 5 December 2018, Mr. Wang Dongjin, a Non-executive Director, was appointed as the Vice Chairman of the Company.

The Company has adopted the share option schemes for the grant of options to the Company’s directors. The fair value of share options for the directors is measured according to the Group’s accounting policies as set out in note 3. No Directors exercised any share option in 2019 or 2018. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2019 or 2018. Further details of share option scheme and valuation techniques are set out in note 31.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2019 and 2018, the executive directors’ remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors’ remuneration shown above were for their services as directors of the Company.

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2019	2018
Short term employee benefits	13	9
Pension scheme contributions	1	1
Amount paid/payable during the year	14	10

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2019	2018
Nil to RMB2,000,000	4	9
RMB2,000,001 to RMB2,500,000	3	-
	7	9

10.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2018: none) of the Directors, details of whose remuneration are disclosed in note 9(i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2018: five) highest paid employees, for the year are as follows:

	2019	2018
Salaries, allowances, and benefits in kind (1)	27	21
Performance-related bonuses	18	18
Pension scheme contributions	2	1
Amount paid/payable during the year	47	40

(1)	Salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

The remuneration of the five (2018: five) highest paid employees, falls within the following bands:

	Number of employees
	2019	2018
RMB6,500,001 – RMB7,000,000	-	2
RMB7,500,001 – RMB8,000,000	2	1
RMB8,000,001 – RMB8,500,000	1	-
RMB8,500,001 – RMB9,000,000	-	1
RMB10,000,001 – RMB10,500,000	1	-
RMB10,500,001 – RMB11,000,000	-	1
RMB12,500,001 – RMB13,000,000	1	-
	5	5

11.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2018: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020, after being reassessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2018: 10% to 50%). The province income tax rate of Alberta, Canada reduced from 12% to 11% on 1 July 2019, and will decrease by one percentage point on 1 January of each year until it reaches 8% on 1 January 2022.

As at 31 December 2019, deferred tax liabilities related to undistributed earnings of the Company’s overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2019	2018
		(restated)
Current tax
Provision for PRC enterprise income tax on the estimated taxable
profits for the year	19,054	18,151
Provision for overseas enterprise income tax on the estimated taxable
profits for the year	3,179	5,043
Deferred tax
Temporary differences in the current year	(130)	(712)
Effect of changes in tax rates	2,501	-
Income tax expense for the year	24,604	22,482

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2019	2018 (restated)
	%	%
PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	2.6	7.0
Effect of changes in tax rates	2.9	-
Tax credit from the government	(2.6)	(0.8)
Tax reported in equity-accounted entities within China	(0.1)	(0.2)
Tax losses previously not recognised	-	(0.2)
Others	0.9	(0.9)
Group’s effective income tax rate	28.7	29.9

The movements of deferred tax liabilities net of deferred tax assets are as follows:

2019
At 31 December 2018	(24,285)
Credit to the profit or loss	(130)
Changes in tax rates	2,501
Charge to equity	(111)
Exchange differences	(365)
At 31 December 2019	(22,390)

2018 (restated)
At 31 December 2017	(22,232)
Credit to the profit or loss	(712)
Changes in tax rates	–
Charge to equity	(190)
Exchange differences	(1,151)
At 31 December 2018	(24,285)

Principal components of deferred tax balances are as follows:

	2019	2018 (restated)
Deferred tax assets
Property, plant and equipment	5,996	5,322
Provision for dismantlement	12,418	11,087
Losses available for offsetting against future taxable profit	19,367	18,565
Fair value of long term borrowings	1,472	1,770
Others	687	2,008
	39,940	38,752
Deferred tax liabilities
Property, plant and equipment	(17,313)	(14,078)
Fair value changes on other financial assets	(2)	-
Others	(235)	(389)
	(17,550)	(14,467)
Net deferred tax assets	22,390	24,285
Of which
– deferred tax assets	25,992	27,465
– deferred tax liabilities	(3,602)	(3,180)

As at 31 December 2019, the Group had approximately RMB95,794 million (2018: RMB97,614 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 5 to 19 years.

Deferred tax assets in respect of tax losses are recognised only to the extent of the anticipated future taxable profits or reversal of existing taxable temporary differences.

As at 31 December 2019, the Group’s recognised deferred tax assets on tax losses amounted to RMB89,268 million (2018: RMB83,158 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB6,526 million (2018: RMB14,456 million). This includes RMB3,398 million (2018: RMB7,876 million) of unrecognised tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 1 to 7 years.

At 31 December 2019, the Group’s unrecognised deferred tax assets related to unused tax credits amounted to RMB10,220 million (2018: RMB10,944 million). This includes RMB9,949 million (2018: RMB10,696 million) of unrecognised deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2028 and 2039.

The realisability of the deferred tax assets recognised mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future taxable profits generated are less than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, the balance of deferred tax assets may be significantly revised.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

i.	Production tax at the rate of 5% on production under production sharing contracts;

ii.	Value added tax (“VAT”) at the rates from 11% to 17% on taxable sales under independent oil and gas fields before 1 May 2018. VAT rates of 17% and 11% have been adjusted to 16% and 10% respectively since 1 May 2018 according to “Notice on Adjustment on Value-added Tax Rates” (Cai Shui [2018] No.32). VAT rates of 16% and 10% have been adjusted to 13% and 9% respectively since 1 April 2019 according to “Announcement on Policies for Deepening the VAT Reform” (Announcement [2019] No. 39 of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs).

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

iii.	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

iv.	City construction tax at the rates of 1% or 7% on the production tax and VAT paid;

v.	Educational surcharge at the rate of 3% on the production tax and VAT paid; and

vi.	Local educational surcharge at the rate of 2% on the production tax and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

(iii)	Special Oil Gain Levy

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and ad valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

12.	EARNINGS PER SHARE

	2019	2018
		(restated)
Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	61,045	52,675
Number of shares:
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	3,654,758	8,566,982
Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,651,110,742	44,656,022,966
Earnings per share:
Basic (RMB Yuan)	1.37	1.18
Diluted (RMB Yuan)	1.37	1.18

13.	DIVIDENDS

	2019	2018
Dividend per ordinary share:
2019 interim dividend – HK$0.33 (2018: interim dividend HK$0.30) per ordinary share	13,260	11,890
2018 final dividend – HK$0.40 (2017: final dividend HK$0.30) per ordinary share	15,713	11,633
2019 final dividend proposed at HK$0.45 per ordinary share by the Board of Directors – not
recognised as a liability as at the end of the year	18,055	15,713

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

14.	PROPERTY, PLANT AND EQUIPMENT

		Vehicles
		and office
	Oil and gas	equipment
	properties	and others	Total
Cost:
At 1 January 2018 (restated)	895,141	5,062	900,203
Additions	58,232	120	58,352
Acquisitions	264	-	264
Disposals and write-offs	(2,751)	(41)	(2,792)
Exchange differences	21,719	128	21,847
At 31 December 2018 (restated)	972,605	5,269	977,874
At 1 January 2019 (restated)	972,605	5,269	977,874
Additions	78,523	710	79,233
Acquisitions	5,619	-	5,619
Disposals and write-offs	(9,270)	(313)	(9,583)
Exchange differences	8,463	36	8,499
At 31 December 2019	1,055,940	5,702	1,061,642
Accumulated depreciation, depletion and
amortisation and impairment:
At 1 January 2018 (restated)	(496,763)	(1,924)	(498,687)
Depreciation charge for the year	(50,401)	(409)	(50,810)
Impairment	(5,861)	-	(5,861)
Disposals and write-offs	1,497	38	1,535
Exchange differences	(10,616)	(52)	(10,668)
At 31 December 2018 (restated)	(562,144)	(2,347)	(564,491)
At 1 January 2019 (restated)	(562,144)	(2,347)	(564,491)
Depreciation charge for the year	(54,451)	(411)	(54,862)
Impairment	(2,072)	-	(2,072)
Disposals and write-offs	4,312	278	4,590
Exchange differences	(4,233)	(20)	(4,253)
At 31 December 2019	(618,588)	(2,500)	(621,088)
Net book value:
At 31 December 2018 (restated)	410,461	2,922	413,383
At 31 December 2019	437,352	3,202	440,554

Included in the current year’s additions was an amount of approximately RMB3,048 million (2018: approximately RMB2,838 million) in respect of interest capitalised in property, plant and equipment (note 8). Included also in the depreciation charge for the year was an amount of approximately RMB1,199 million (2018: approximately RMB1,298 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

Impairment and provision recognised during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. In 2019, impairment losses of RMB513 million and RMB1,559 million related to oil and gas properties in China and North America were recognised as impairment and provision in profit or loss, primarily triggered by reserve decrease. In 2018, an impairment loss of RMB5,387 million related to certain exploration and evaluation assets in North America was recognised as exploration expenses in profit or loss, primarily triggered by the uncertainty of future development.

For both years, the recoverable amount was calculated based on the assets’ value in use and was determined at the cash-generating unit level. The Company identifies a field or a group of fields that could generate cash inflows independently as a cash-generating unit. The principal parameters used in determining the recoverable amount of the Group’s assets include estimates of proved and unproved reserves, future commodity prices that come from the price forecast of respected and independent institutions, combined with internal analysis and judgment of the international market environment, as well as best estimates of drilling and development costs.

The discount rate is derived from the Company’s weighted average cost of capital (“WACC”) and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. The discount rate used for value in use calculations was 8% in 2019 after tax (2018: 8%). A derived pre-tax discount rate would be 8%-10% (2018: 9%).

In June 2016, the book value of the Long Lake assets was written down to an estimated recoverable amount of RMB33,902 million. While the future operating plan of Long Lake assets is under assessment by management, there had not been any further impairment of such assets during the year ended 31 December 2019.

15.	RIGHT-OF-USE ASSETS

	FPSO	Building and structures	Equipment	Pipelines	Leasehold lands	Total
Cost:
At 1 January 2019	7,334	739	274	907	754	10,008
Additions	-	40	576	-	123	739
Disposals and write-offs	-	(38)	-	-	-	(38)
Exchange differences	31	11	14	15	-	71
At 31 December 2019	7,365	752	864	922	877	10,780
Accumulated depreciation, depletion and amortisation and impairment:
At 1 January 2019	-	-	-	(152)	(88)	(240)
Depreciation charge for the year	(712)	(169)	(422)	(33)	(23)	(1,359)
Impairment	-	-	-	-	-	-
Disposals and write-offs	-	-	-	-	-	-
Exchange differences	-	-	-	(2)	-	(2)
At 31 December 2019	(712)	(169)	(422)	(187)	(111)	(1,601)
Net book value:
At 1 January 2019	7,334	739	274	755	666	9,768
At 31 December 2019	6,653	583	442	735	766	9,179
Expense relating to short-term leases and other leases with lease terms end within 12 months of the date of initial application of IFRS 16/HKFRS 16	-	443	-	-	-	443
Variable lease payments not included in the measurement of lease liabilities	280	1	-	-	-	281

For both years, the Group leases various FPSO and offices for its operations. Lease contracts are entered into for fixed term of 13 months to 171 months, but may have extension options. Certain leases of pipelines were accounted for as finance leases during the year ended 31 December 2018 and carried interest ranged from 6.35% to 11%. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

During the current period, the Group recognised right-of-use assets of approximately RMB12 million for leases with the CNOOC Group.

Variable lease payments

Leases of FPSO are either with only fixed lease payments or contain variable lease payment that are based on production volume and minimum annual lease payment that are fixed over the lease term. The fixed and variable lease payments paid to relevant FPSO lessors for the year ended 31 December 2019 amounted to RMB1,016 million and RMB280 million.

The overall financial effect of using variable payment terms is that higher rental costs are incurred by FPSO with higher production volume. Variable rent expenses are expected to continue to represent a similar proportion of production volume in future years.

16.	INTANGIBLE ASSETS

			Marketing
	Gas processing		transportation
	rights under	Exploration	and storage	Software
	NWS Project	rights	contracts	and others	Goodwill	Total
Cost:
At 1 January 2018 (restated)	1,199	531	1,484	2,712	13,892	19,818
Additions	-	-	-	309	-	309
Disposal	-	-	(50)	(29)	-	(79)
Exchange differences	60	-	73	47	700	880
At 31 December 2018 (restated)	1,259	531	1,507	3,039	14,592	20,928
At 1 January 2019	1,259	531	1,507	3,039	14,592	20,928
Additions	-	-	-	348	-	348
Disposal	-	-	-	(27)	-	(27)
Exchange differences	21	-	24	14	239	298
At 31 December 2019	1,280	531	1,531	3,374	14,831	21,547
Accumulated amortisation:
At 1 January 2018 (restated)	(732)	(189)	(1,239)	(2,228)	-	(4,388)
Amortisation charge for the year	(65)	(30)	(48)	(262)	-	(405)
Disposal	-	-	50	29	-	79
Exchange differences	(39)	-	(62)	(40)	-	(141)
At 31 December 2018 (restated)	(836)	(219)	(1,299)	(2,501)	-	(4,855)
At 1 January 2019	(836)	(219)	(1,299)	(2,501)	-	(4,855)
Amortisation charge for the year	(53)	(30)	(55)	(227)	-	(365)
Disposal	-	-	-	27	-	27
Exchange differences	(15)	-	(20)	(13)	-	(48)
At 31 December 2019	(904)	(249)	(1,374)	(2,714)	-	(5,241)
Net book value:
At 31 December 2018 (restated)	423	312	208	538	14,592	16,073
At 31 December 2019	376	282	157	660	14,831	16,306

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the E&P segment.

According to the accounting policies as set out in note 3, goodwill is acquired in the acquisition of Nexen Inc., and from the acquisition date, allocated to the entire E&P assets, which are the groups of cash-generating units that are expected to benefit from the synergies of the acquisition.

Impairment is determined by assessing the recoverable amount of the entire E&P assets to which the goodwill relates. Where the recoverable amount of the entire E&P assets is less than the carrying amount of the assets and the goodwill together, an impairment loss on goodwill is recognised.

In assessing value in use of E&P segment, the key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate. The discount rate used for value in use is derived from the Company’s WACC and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. However, actual results could differ from those estimates.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

17.	INVESTMENTS IN SUBSIDIARIES

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited(1)	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum and natural gas exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum and natural gas products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CEPR Limited(2)	Hong Kong, PRC	EUR1,000	100%	Investment holding
Indirectly held subsidiaries(3):
CNOOC Deepwater Development Limited(1) (4)	Zhuhai, PRC	RMB20.78 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
China United Coalbed Methane Corporation Limite	Beijing, PRC	RMB1.311 billion	100%	Coalbed methane exploration and sales, Coalbed methane surface exploration, gas mineral prospecting, shallow gas development and utilisation in the coalbed methane fields in the PRC

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum and natural gas exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum and natural gas exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Petroleum North America ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC Petroleum Europe Limited (5)	England and Wales	GBP98,009,131	100%	Petroleum and natural gas exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum and natural gas exploration, development and production in Nigeria
CNOOC Energy U.S.A. LLC	USA	N/A	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Petroleum Offshore U.S.A. Inc.(6)	USA	US$15,830	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Oil Sands Canada	Canada	N/A	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA(7)	Brazil	R$6,778,134,300	100%	Petroleum and natural gas exploration, development and production in Brazil
CNOOC Finance (2014) ULC(8)	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond Issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond Issuance

(1)	Registered as a wholly foreign owned enterprise under the PRC law.

(2)	CEPR Limited was incorporated on 31 May 2019.

(3)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited and China United Coalbed Methane Corporation Limited which are indirectly held through CNOOC China.

(4)	The registered capital of CNOOC Deepwater Development Limited increased from 20.3 billion to 20.78 billion on 26 December 2019.

(5)	Nexen Petroleum U.K. Limited changed its name to CNOOC Petroleum Europe Limited on 14 January 2019.

(6)	Nexen Petroleum Offshore U.S.A. Inc. changed its name to CNOOC Petroleum Offshore U.S.A. Inc. on 1 January 2019.

(7)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$3,565,600,000 to R$6,778,134,300 on 26 December 2019.

(8)	CNOOC Nexen Finance (2014) ULC changed its name to CNOOC Finance (2014) ULC on 25 June 2019.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

18.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

Name of associates	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registeredcapital	Percentage of equity attributable to the roup	Principal activities
Shanghai Petroleum Corporation Limited(1)	Shanghai, PRC	RMB900 million	30.0%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited(1)	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
Jiangsu Shuangchuang Renewable Energy Development Corporation Limited(1)(2)	Jiangsu, PRC	RMB960 million	47%	New energy technology research and development, technical consulting, technical services; wind power; technical services for power system and facilities; power engineering and construction (operated with qualification certificates); generator set installation, commissioning and maintenance
Arctic LNG 2 LLC	Russian Federation	RUB15,975,910,000	10%	Exploration and development of natural gas and production and marketing of liquefied natural gas in Russia

(1)	Registered as a limited liability company under the PRC Law.

(2)	Interest in Jiangsu Shuangchuang Renewable Energy Development Corporation Limited (“Jiangsu Shuangchuang”) held by CNOOC China was updated to 47% and the registered capital of Jiangsu Shuangchuang increased from 100 million to 960 million on 30 October 2019.

To give details of other associates would, in the opinion of the Directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	2019	2018
Share of net assets	24,513	4,433

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates in the consolidated financial statements:

	2019	2018
Profit for the year	459	406
Other comprehensive income	25	16
Total comprehensive income	484	422

Dividend of RMB231 million was received from the associates in 2019 (2018: RMB162 million).

19.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
BC ENERGY INVESTMENTS CORP.	British Virgin Islands	US$102,325,582	50%	Investment holding

Summarised financial information of the joint venture is disclosed below:

	2019	2018
Current assets	10,742	12,054
Non-current assets	49,417	47,116
Current liabilities	(7,616)	(6,851)
Non-current liabilities	(10,589)	(11,783)
Revenue	18,178	18,661
Depreciation, depletion and amortisation	(3,195)	(3,446)
Interest income	140	95
Finance costs	(822)	(518)
Profit/(loss) before tax	1,961	(17,816)
Income tax (expense)/credit	(875)	6,630
Profit/(loss) after tax	1,086	(11,186)
Total comprehensive income/(expense)	1,086	(11,186)

Dividend of US$25 million (equivalent to RMB172 million) was received from the joint venture in 2019 and US$20 million (equivalent to RMB132 million) was received from the joint venture in 2018.

20.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS

(i)	Equity investments

	2019	2018
		(restated)
Non-current:
Publicly traded investments
Equity investment in MEG Energy Corporation (“MEG”) classified at FVTOCI(1)	1,127	1,110
	1,127	1,110
Non-publicly traded investments
Private equity fund in Kerogen Energy Fund classified at FVTOCI(2)	1,778	2,938
Other equity investments classified at FVTOCI	31	18
	1,809	2,956
	2,936	4,066

(1)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI. As at 31 December 2019, the investment in MEG was stated at the quoted market price.

(2)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI.

(ii)	Other financial assets

	2019	2018
Current:
Publicly traded investments classified at FVTPL:
Money market funds(1)	6,660	19,366

Non-publicly traded investments classified at FVTPL:
Corporate wealth management products(2)	107,853	105,917
	114,513	125,283

(1)	The money market funds can be redeemed at any time.

(2)	The corporate wealth management products will mature from 8 January, 2020 to 14 October, 2020 (2018: from 8 January 2019 to 20 November 2019).

The gains of the Group’s other financial assets recognised in the profit or loss for the year was RMB4,603 million (2018: RMB3,685 million).

During the year, the fair value changes on the Group’s equity investments recognised directly in other comprehensive expense amounted to RMB1,167 million (2018: other comprehensive income RMB278 million).

21.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As at 31 December 2019, the balance of the specified dismantlement fund accounts was RMB8,860 million (31 December 2018: RMB8,100 million).

22.	INVENTORIES AND SUPPLIES

	2019	2018
		(restated)
Materials and supplies	5,758	4,955
Oil in tanks	1,483	1,499
Less: Provision for inventory obsolescence	(927)	(601)
	6,314	5,853

23.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 31 December 2019 and 31 December 2018, the age of substantially all the trade receivables was within one year.

24.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks.

The weighted average effective interest rate of the Group’s bank deposits was 2.71% per annum, for the year ended 31 December 2019 (2018: 2.83% per annum).

25.	TRADE AND ACCRUED PAYABLES

As at 31 December 2019 and 2018, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

26.	CONTRACT LIABILITIES

	2019	2018
Contract Liabilities	2,231	2,036
– Current	2,231	2,036

Under the natural gas sale contracts, which contain take-or-pay clauses, the Group recorded the payments received from customers for natural gas not yet taken as contract liabilities.

The amount of RMB477 million contract liability at the beginning of the year has been recognised as revenue for the year ended 31 December 2019.

27.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2019	2018 (restated)
Accrued payroll and welfare payable	2,128	2,017
Accrued expenses	1,527	747
Special oil gain levy payable	327	615
Royalties payable	81	55
Provision for dismantlement (note 30)	1,439	674
Deferred consideration to Arctic LNG 2 LLC	5,720	-
Other payables	9,679	9,976
	20,901	14,084

28.	LOANS AND BORROWINGS

Current

		2019			2018 (restated)
	Effective interest rate and final maturity	Loans	Notes	Total	Loans	Notes	Total
Short-term loans and borrowings		1,905	-	1,905	4,960	-	4,960
General loans****	LIBOR+0.60% to 3.915% per annum with maturity within one year	1,905	-	1,905	4,960	-	4,960
Loans and borrowings due within one year
General loans of CUCBM	3.75% to 4.125% per annum with maturity within one year	-	-	-	1,749	-	1,749
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity within one year	226	-	226	223	-	223
Notes*		-	10,459	10,459	-	2,059	2,059
		226	10,459	10,685	1,972	2,059	4,031
		2,131	10,459	12,590	6,932	2,059	8,991

Non-current

	Effective interest rate and final maturity	2019			2018 (restated)
		Loans	Notes	Total	Loans	Notes	Total
For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity through to 2021	84	-	84	305	-	305
For Tangguh LNG III Project***	LIBOR+1.37% to 3.45% per annum with maturity from 2021 to 2029	2,866	-	2,866	1,618	-	1,618
For Arctic LNG 2 Project****	EURIBOR+0.7% to 0.76% per annum with maturity in 2026	735	-	735	-	-	-
General loans of CUCBM*****	4.275% per annum with maturity in 2020	-	-	-	1,000	-	1,000
Notes*		-	132,467	132,467	-	130,556	130,556
		3,685	132,467	136,152	2,923	130,556	133,479

*       The details of notes are as follows:

			Outstanding Principal Amount
Issued by	Maturity	Coupon Rate	31 December 2019 USD million	31 December 2018 USD million
CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Finance (2013) Limited	Due in 2029	2.875%	1,000	-
CNOOC Finance (2013) Limited	Due in 2049	3.300%	500	-
CNOOC Finance (2014) ULC	Due in 2024	4.25%	2,250	2,250
CNOOC Finance (2014) ULC	Due in 2044	4.875%	500	500
CNOOC Petroleum North America ULC	Matured in 2019	6.2%	-	300
CNOOC Petroleum North America ULC	Due in 2028	7.4%	200	200
CNOOC Petroleum North America ULC	Due in 2032	7.875%	500	500
CNOOC Petroleum North America ULC	Due in 2035	5.875%	790	790
CNOOC Petroleum North America ULC	Due in 2037	6.4%	1,250	1,250
CNOOC Petroleum North America ULC	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450	450
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000	1,000

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of US$135,163,308.28.

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated 3 August 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at 31 December 2019, US$378 million of the bank loans (2018: none) were guaranteed by the Company.

As at 31 December 2019, US$0 million shareholder loans (2018: US$694 million) of the Group were included in general loans. For details please refer to note 33(v).

***** The general loans of CUCBM has been prepaid during 2019.

The maturities of the long term loans are as follows:

	2019	2018
		(restated)
Repayable:
Within one year	226	1,972
After one year but within two years	204	1,222
After two years but within three years	244	150
After three years but within four years	277	138
After four years but within five years	320	156
After five years	2,640	1,257
	3,911	4,895
Amount due within one year shown under current liabilities	(226)	(1,972)
	3,685	2,923

Supplemental information with respect to the long term loans:

		Weighted	Maximum amount	Average amount	Weighted
		average interest	outstanding	outstanding	average interest
For the year ended	Balance at	rate	during	during	rate during
31 December	year end	at year end	the year	the year(1)	the year(2)
2019	3,911	2.70%	3,911	4,403	3.43%
2018 (restated)	4,895	4.17%	4,895	4,402	3.76%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

29.	LEASE LIABILITIES

31/12/2019
Lease liabilities payable:
Within one year	1,732
Within a period of more than one year but not more than two years	1,266
Within a period of more than two years but not more than five years	3,091
Within a period of more than five years	4,536
10,625
Less: Discount to present value	(2,138)
Total lease liabilities	8,487

30.	PROVISION FOR DISMANTLEMENT

	2019	2018 (restated)
At 1 January	54,878	54,114
New projects (1)	3,309	3,468
Revision (1)	5,117	(4,090)
Utilisation	(1,141)	(1,337)
Deletion	(15)	-
Unwinding of discount (2) (note 8)	2,794	2,560
Exchange differences	660	163
At 31 December	65,602	54,878
Current portion of provision for dismantlement included in other payables and accrued liabilities (note 27)	(1,439)	(674)
At 31 December	64,163	54,204

(1)       The amounts are included in the additions of oil and gas properties in note 14.

(2)       The discount rates used for calculating the provision for dismantlement is 3.50%-4.25% (2018: 5%).

31.	SHARE CAPITAL

	Number of	Issued share capital equivalent
	shares	of RMB million
Issued and fully paid:
Ordinary shares with no par value as at 1 January 2018, as at 31 December 2018 and as at 31 December 2019	44,647,455,984	43,081

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (expired in 2015); and

(4)	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). The purpose of the 2005 Share Option Scheme is to provide incentive and/or reward to eligible persons for their contribution to, and continuing efforts to promote the interests of the Company. Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Group, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end no later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

No new share option was granted during the year (2018: nil) and the Group recognised an equity-settled share option expense of nil (2018: nil) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2019		2018
	Number of share options	Weighted average exercise price HK$	Number of share options	Weighted average exercise price HK$
Outstanding at the beginning of the year	67,907,000	11.44	129,919,000	12.34
Granted during the year	-	-	-	-
Forfeited during the year	(9,977,000)	12.70	(26,732,000)	11.33
Expired during the year	(30,900,000)	9.93	(35,280,000)	14.83
Exercised during the year	-	-	-	-
Outstanding at the end of the year	27,030,000	12.70	67,907,000	11.44
Exercisable at the end of the year	27,030,000	12.70	67,907,000	11.44

No share options had been cancelled or modified during the years ended 31 December 2019 and 2018.

At the date of approval of these consolidated financial statements for issuance, the share options outstanding under these share option schemes represented approximately 0.06% of the Company’s shares in issue as at that date (2018: 0.15%). The weighted average remaining contractual life of share options outstanding at the end of the year was 0.39 years (2018: 0.93 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 27,030,000 (2018: 67,907,000) additional ordinary shares of the Company and additional share capital of RMB308,176,111 (2018: RMB680,525,151).

32.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China, CNOOC China is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

The general reserve fund, which is determined at the discretion of the board of directors of CNOOC China, can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China, is expensed as incurred under IFRS standards/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2019, the general reserve fund amounted to RMB57,504 million (2018: RMB60,000 million).

In accordance with the “Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry” and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of 31 December 2019, the Group’s safety fund reserve under the PRC regulations amounted to nil (2018: nil).

33.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with the CNOOC Group are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on 15 November 2016 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

a)	Provision of exploration and support services

b)	Provision of oil and gas development and support services

c)	Provision of oil and gas production and support services

d)	Provision of marketing, management and ancillary services

e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed prices; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiations based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e), on the basis of the above pricing principle, are unanimously determined with the CNOOC Group which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference to market price.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the year and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	2019	2018 (restated)
Provision of exploration and support services	10,284	7,378
– Inclusive of amounts capitalised under property, plant and equipment	6,369	3,803
Provision of oil and gas development and support services	31,723	24,061
Provision of oil and gas production and support services (note a)	9,414	9,284
Provision of marketing, management and ancillary services (note b)	1,261	1,460
FPSO vessel leases (note c) *	1,236	1,213
	53,918	43,396

*       For the right-of-use assets recognised during this period from the lease agreements with CNOOC Group please refer to note 15.

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended 31 December 2019 and 2018.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2019	2018 (restated)
Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (note d)	132,222	131,730
Long term sales of natural gas and liquefied natural gas (note e)	15,425	15,461
	147,647	147,191

(iv)	Transactions and balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)       Interest income received by the Group

	2019	2018
Interest income from deposits in CNOOC Finance	333	391

(b)       Deposits balances made by the Group

	2019	2018
Deposits in CNOOC Finance	23,380	23,052

(v)	Balances with the CNOOC Group

	2019	2018
		(restated)
Amount due to CNOOC
– included in other payables and accrued liabilities	3	147
Amounts due to other related parties
– included in trade and accrued payables	20,318	19,628
– included in lease liabilities	5,327	-
	25,648	19,775

Borrowings from CNOOC (note g)	-	4,760
Amounts due from other related parties
– included in trade receivables	14,788	14,057
– included in other current assets	512	1,153
	15,300	15,210

(vi)	Balance with a joint venture

	2019	2018
Amount due from a joint venture
– included in other current assets	77	137

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 38. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 31 December 2019, as summarised below:

	2019	2018
Cash and cash equivalents	22,129	2,688
Time deposits with maturity over three months	221	227
Specified dismantlement fund accounts (note 21)	8,860	8,100
	31,210	11,015

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 9.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. The financial services provided by CNOOC Finance to the Group also constitute continuing connected transactions defined in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions. Under the financial services framework agreement with CNOOC Finance dated 1 December 2016, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from 1 January 2017 to 31 December 2019. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. On 23 August 2018, the Board approved to revise the maximum daily outstanding balance of deposits placed by the Group with CNOOC Finance for the period from 23 August 2018 to 31 December 2019 to RMB23,500 million. The Group’s actual maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2019 was RMB23,500 million (2018: RMB23,500 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 31 December 2019, the withdrawal amount of the loan was nil (31 December 2018: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 31 December 2019, the withdrawal amount of the loan was nil (31 December 2018: US$564 million). The Company has paid the above loans off in 2019.

34.	RETIREMENT BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ base salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement benefits for all local employees in overseas locations in accordance with relevant labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group’s pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB1,075 million (2018: RMB695 million).

35.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2019	2018 (restated)
Profit before tax	85,649	75,157
Adjustments for:
Interest income	(1,067)	(798)
Finance costs	5,865	5,162
Exchange losses, net	213	141
Share of profits of associates	(459)	(406)
(Profit)/loss attributable to a joint venture	(543)	5,593
Investment income	(4,632)	(3,685)
Impairment for property, plant and equipment	2,072	5,861
Provision for other assets	22	470
Depreciation, depletion and amortisation	57,699	50,838
Loss on disposal and write-off of property, plant and equipment	4,238	668
Subtotal	149,057	139,001
Increase in trade receivables and other current assets	(3,213)	(940)
(Increase)/decrease in inventories and supplies	(1,304)	1,720
Increase in trade and accrued payables, contract liabilities and other payables and accrued liabilities	1,439	301
Cash generated from operations	145,979	140,082

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Loans and borrowings	Lease Liabilit.ies	Interest payable	Dividend
	(Note 28)	(Note 29)	(Note 27)	payable	Total
At 1 January 2018 (restated)	134,869	-	1,185	-	136,054
Financing cash flows	1,717	-	(5,264)	(23,589)	(27,136)
Foreign exchange translation	5,805	-	-	445	6,250
Finance costs	79	-	5,083	-	5,162
Unwinding of discount on provision
for dismantlement (note 30)	-	-	(2,560)	-	(2,560)
Amount capitalised in property,
plant and equipment (note 14)	-	-	2,838	-	2,838
Dividends declared	-	-	-	23,144	23,144
At 31 December 2018 (restated)	142,470	-	1,282	-	143,752
At 1 January 2019	142,470	9,139	1,282	-	152,891
Financing cash flows	4,037	(1,451)	(5,998)	(28,973)	(32,385)
New lease entered	-	687	-	-	687
Foreign exchange translation	2,157	(236)	-	(27)	1,894
Finance costs	78	348	5,439	-	5,865
Unwinding of discount on provision
for dismantlement (note 30)	-	-	(2,794)	-	(2,794)
Interest on lease liabilities (note 8)	-	-	348	-	348
Amount capitalised in property,
plant and equipment (note 14)	-	-	3,048	-	3,048
Dividends declared	-	-	-	29,000	29,000
At 31 December 2019	148,742	8,487	1,325	-	158,554

36.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 31 December 2019, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2019	2018
Contracted, but not provided for (1)	64,542	55,538

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Natural Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB10,528 million (2018: RMB10,309 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2019	2018
Contracted, but not provided for	344	590

As at 31 December 2019, the Group had unutilised banking facilities amounting to approximately RMB54,948 million (2018: RMB55,289 million).

(ii)	Operating lease commitments

The Group has applied IFRS 16/HKFRS 16 for the first time in the current year. IFRS 16/HKFRS 16 superseded IAS17/HKAS 17 and the related interpretations. For details please refer to note 2 and 29.

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at 31 December 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

2018
Commitments due:
No later than one year	1,762
Later than one year and not later than two years	927
Later than two years and not later than five years	2,106
Later than five years	4,260
9,055

The above table includes minimum lease payments of approximately RMB898 million to the CNOOC Group in 2018.

Office properties commitments of a joint venture:

2018
Commitments due:
No later than one year	24
Later than one year and not later than two years	20
Later than two years and not later than five years	32
Later than five years	63
139

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 31 December 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

2018
Commitments due:
No later than one year	1,379
Later than one year and not later than two years	1,117
Later than two years and not later than five years	1,760
Later than five years	3,061
7,317

The above table includes a commitment of approximately RMB5,195 million to the CNOOC Group in 2018.

(iii)   Contingencies

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its local tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management of the Company has assessed the possible future outcome of matters that are currently under dispute. Management of the Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, management of the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

37.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits with maturity more than three months, trade receivables, other current assets, short-term loans and borrowings, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 31 December 2019 and 2018.

The estimated fair value of the Group’s long term guaranteed notes was approximately RMB154,407 million as at 31 December 2019 (2018: RMB134,583 million), which was determined by reference to the market price as at 31 December 2019.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2:     fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3:      fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 31 December 2019 and 31 December 2018, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	31 December
	2019	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets – current
Corporate wealth management products	107,853	-	107,853	-
Money market funds	6,660	6,660	-	-
Equity investments
Non-publicly traded investments – non current	1,809	-	-	1,809
Publicly traded investments – non current*	1,127	1,127	-	-
	117,449	7,787	107,853	1,809

	31 December
	2018	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets – current
Corporate wealth management products	105,917	-	105,917	-
Money market funds	19,366	19,366	-	-
Equity investments
Non-publicly traded investments – non current	18	-	-	18
Publicly traded investments – non current*	1,110	1,110	-	-
	126,411	20,476	105,917	18

*	All gains and losses included in other comprehensive income related to financial assets at fair value through other comprehensive income held at the end of the reporting period are reported as fair value change on equity investments designated as at fair value through other comprehensive income.

Financial assets classified within Level 3 are made up of Kerogen Energy Fund invested by the Group. Significant unobservable inputs are used to determine the fair value of the financial assets. As observable prices are not available, the fair value of the financial assets is derived by using valuation techniques, mainly including embedded terms of the instrument, bid offer price as well as valuations based on net asset value using the discounted cash-flow of each project or asset, having applied an appropriate risk factor for the stage of development of the project. The significant unobservable inputs used in the fair value measurement include net asset value, price to net asset value.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

38.	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group’s oil and gas commodities sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2019	2018
China Petroleum & Chemical Corporation*	19,126	13,329
PetroChina Company Limited*	6,964	15,841
Phillips 66	5,197	4,440
PTT Public Company Limited	3,029	853
Marathon Petroleum Corporation	2,808	2,928

*       These transactions are with other state-owned enterprises.

39.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, equity investments and other financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, other receivables, trade and accrued payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk and management assessment

As at 31 December 2019, the carrying amounts of the Group’s cash and cash equivalents, time deposits with maturity more than three months, trade receivables and other receivables (approximately RMB6,586 million included in other current assets) represent the Group’s maximum exposure to credit risk in relation to its financial assets. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals. Before accepting any new counterparties, the Group uses an internal credit scoring system to assess the potential counterparty’s credit quality and defines credit limits by counterparty. Limits and scoring attributed to counterparties are reviewed twice a year. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. In addition, the Group performs impairment assessment under ECL model upon application of IFRS 9/ HKFRS 9 on trade receivables individually or based on provision matrix, and other receivables individually. In this regard, the Directors of the Company consider that the Group’s credit risk is significantly reduced.

Concentrations of credit risk are managed by counterparty and by geographical region. At 31 December 2019, the Group has certain concentrations of credit risk as 1.89% (2018: 0.06%) and 5.83% (2018: 0.07%) of the Group’s trade receivables were due from the Group’s largest third-party customer and the five largest third-party customers, respectively.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Group’s sales revenue, profit, assets value and cashflow. In addition, certain of the Group’s natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas pricing policies may result in changes in natural gas prices, which will affect the Group’s profitability.

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in RMB and United States dollars (“US dollars”). Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. RMB would no longer be pegged to the US dollars. From 1 January 2019 to 31 December 2019, RMB has depreciated by approximately 1.62% (2018: depreciated by approximately 4.79%) against the US dollars. At 31 December 2019, approximately 52% (2018: 84%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in RMB, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also has exposures to currencies other than the US dollars, such as Canadian dollars and British Pounds as such exposures are considered insignificant.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at 31 December 2019 and 2018. Based on management’s assessment at 31 December 2019, a 5% strengthening/weakening of RMB against US dollars would have increased/decreased the profit for the year of the Group by 0.04% (2018: 0.15%) and the equity of the Group by 0.47% (2018: 0.25%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2018.

Senior management is closely monitoring the Group’s net exposure to foreign currency risk. The depreciation of RMB against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against RMB, the Group’s oil and gas sales may increase due to the appreciation of the US dollars against RMB. On the other hand, the appreciation of the US dollars against RMB will also increase the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2019, the interest rates for 96% of the Group’s debts were fixed. Apart from borrowing for Tangguh LNG Project and Arctic LNG Project, all of the Group’s long term debts are fixed rate. The weighted average term of the Group’s debt balance outstanding was approximately 8.89 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realisable equity investments and other financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

(vi)	Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2019 and 2018.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2019	2018 (restated)
Interest-bearing debts	148,742	142,470
Lease liability	8,487	-
Total Equity	448,226	419,910
Total capital	605,455	562,380
Gearing ratio	26.0%	25.3%

40.	CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

41.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

42.	STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	2019	2018
NON-CURRENT ASSETS
Property, plant and equipment	–	–
Investments in subsidiaries	177,497	123,097
Right-of-use assets	7	–
Total non-current assets	177,504	123,097
CURRENT ASSETS
Other current assets	3	46
Amounts due from subsidiaries	11,085	5,650
Loans to a subsidiary	4,649	56,169
Other financial assets	2,354	11,113
Cash and cash equivalents	19,379	1,786
Total current assets	37,470	74,764
CURRENT LIABILITIES
Loans and borrowings	–	3,867
Lease liabilities	7	–
Other payables and accrued liabilities	440	287
Total current liabilities	447	4,154
NET CURRENT ASSETS	37,023	70,610
NET ASSETS	214,527	193,707
EQUITY
Equity attributable to owners of the parent
Issued capital	43,081	43,081
Reserves	171,446	150,626
TOTAL EQUITY	214,527	193,707

XU Keqiang	HU Guangjie
Director	Director

A summary of the Company’s reserves is as follows:

	Cumulative translation reserve	Other reserves	Retained earnings	Total equity
Balance at 1 January 2018	(15,777)	5,558	143,170	132,951
Profit for the year	-	-	31,461	31,461
Other comprehensive income, net of tax	9,306	-	-	9,306
Total comprehensive income	9,306	-	31,461	40,767
2017 final dividend	-	-	(11,293)	(11,293)
2018 interim dividend	-	-	(11,785)	(11,785)
Disposal of investments in equity
instruments at FVTOCI	-	-	(14)	(14)
Balance at 31 December 2018	(6,471)	5,558	151,539 *	150,626
Balance at 1 January 2019	(6,471)	5,558	151,539	150,626
Profit for the year	-	-	45,492	45,492
Other comprehensive income, net of tax	4,328	-	-	4,328
Total comprehensive income	4,328	-	45,492	49,820
2018 final dividend	-	-	(15,710)	(15,710)
2019 interim dividend	-	-	(13,290)	(13,290)
Balance at 31 December 2019	(2,143)	5,558	168,031 *	171,446

*	As at 31 December 2019, the distributable retained earnings of the Company amounted to approximately RMB168,031 million (2018: RMB151,539 million).

43.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 25 March 2020.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

31 December 2019

(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities–Oil and Gas (the “ASC 932”).

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producible in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2019, 2018 and 2017, approximately 66%, 69% and 65%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

We implemented rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Committee, or RMC, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMC’s main responsibilities are to:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserves estimators and auditors.

The RMC follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and at least five years and ten years of experience related to reserves estimation, respectively.

The reserves estimators and auditors are required to be members of a professional society, such as China Petroleum Society (CPS), and are required to take the professional trainings and examinations as required by the professional society and us.

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 25 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural		Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
31 December 2016	1,446	5,844	77	952	12	333	138	-	-	-	301	-	260	350	1	-	81	7	2,015	7,486	301	-
Purchase/(Disposal) of reserves	3	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	1	-	-
Discoveries and extensions	112	250	-	-	-	-	-	-	-	-	162	10	37	68	78	-	4	-	232	318	162	10
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(258)	(262)	(21)	(52)	(1)	(35)	(27)	-	-	(14)	(6)	(15)	(17)	(48)	-	-	(35)	(9)	(360)	(420)	(6)	(15)
Revisions of prior estimates	325	77	14	(16)	-	(1)	26	-	-	38	330	123	2	52	-	-	38	7	405	158	330	123
31 December 2017	1,627	5,911	70	885	11	297	137	-	-	24	786	118	282	421	80	-	88	5	2,295	7,543	786	118
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	213	519	-	-	-	-	1	-	-	-	13	1	28	47	-	-	11	3	253	570	13	1
Improved Recovery	-	4	-	-	-	-	-	-	-	-	-	-	5	1	-	-	-	-	5	5	-	-
Production	(257)	(305)	(22)	(60)	(2)	(41)	(22)	-	-	(13)	(6)	(17)	(19)	(46)	(1)	-	(27)	(6)	(350)	(470)	(6)	(17)
Revisions of prior estimates	200	(21)	6	17	-	23	(2)	-	-	(11)	4	(14)	(32)	(32)	1	-	38	5	211	(20)	4	(14)
31 December 2018	1,783	6,108	54	842	9	280	114	-	-	-	796	88	263	391	79	-	111	7	2,414	7,627	796	88
Purchase/(Disposal) of reserves	-	96	-	-	-	-	-	-	-	-	-	-	(1)	(3)	-	-	-	-	(1)	93	-	-
Discoveries and extensions	175	639	-	-	-	-	-	-	-	-	26	1	22	69	67	-	3	1	268	709	26	1
Improved Recovery	-	2	-	-	-	-	-	-	-	-	-	-	5	1	-	-	-	-	5	3	-	-
Production	(265)	(361)	(16)	(53)	(1)	(34)	(44)	-	-	(1)	(7)	(19)	(23)	(50)	(1)	-	(23)	(3)	(374)	(502)	(7)	(19)
Revisions of prior estimates	207	(125)	19	10	1	15	14	-	-	1	(36)	83	(17)	(3)	(1)	-	16	-	239	(102)	(36)	83
31 December 2019	1,900	6,358	56	799	9	260	84	-	-	-	780	154	250	405	145	-	108	4	2,550	7,827	780	154
Enterprise’s share of equity method
investees:
31 December 2016	1	7	-	-	-	-	-	-	-	-	-	-	-	-	195	567	-	-	195	574	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	49	140	-	-	49	140	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8	34	-	-	8	34	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	23	-	-	1	23	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(52)	-	-	(8)	(53)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(11)	-	-	-	(11)	-	-
31 December 2017	1	6	-	-	-	-	-	-	-	-	-	-	-	-	244	701	-	-	245	707	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11	36	-	-	11	36	-	-
Improved Recovery	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	2	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(62)	-	-	(10)	(63)	-	-
Revisions of prior estimates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12	(19)	-	-	12	(19)	-	-
31 December 2018	1	5	-	-	-	-	-	-	-	-	-	-	-	-	258	657	-	-	258	661	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20	46	-	-	20	46	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	1	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(57)	-	-	(11)	(59)	-	-
Revisions of prior estimates	1	3	-	-	-	-	-	-	-	-	-	-	-	-	1	(33)	-	-	2	(30)	-	-
31 December 2019	1	6	-	-	-	-	-	-	-	-	-	-	-	-	269	614	-	-	270	620	-	-
Total consolidated and equity
Interests in reserves
31 December 2017	1,628	5,916	70	885	11	297	137	-	-	24	786	118	282	421	324	701	88	5	2,540	8,250	786	118
31 December 2018	1,784	6,112	54	842	9	280	114	-	-	-	796	88	263	391	337	657	111	7	2,672	8,288	796	88
31 December 2019	1,901	6,365	56	799	9	260	84	-	-	-	780	154	250	405	414	614	108	4	2,820	8,447	780	154

Proved developed reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural		Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
31 December 2017	893	1,574	35	558	8	230	37	—	—	24	142	46	123	278	1	—	84	5	1,182	2,669	142	46
31 December 2018	902	1,544	25	531	8	260	102	—	—	—	136	—	143	275	1	—	98	3	1,279	2,614	136	—
31 December 2019	910	1,730	30	473	8	241	80	—	—	—	122	95	166	278	26	—	97	1	1,317	2,723	122	95
Enterprise’s share of equity method investees:
31 December 2017	1	6	—	—	—	—	—	—	—	—	—	—	—	—	133	533	—	—	133	539	—	—
31 December 2018	—	5	—	—	—	—	—	—	—	—	—	—	—	—	135	486	—	—	136	491	—	—
31 December 2019	1	6	—	—	—	—	—	—	—	—	—	—	—	—	139	445	—	—	140	452	—	—

Proved undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural		Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
31 December 2017	734	4,336	35	327	2	68	100	—	—	—	644	72	159	143	78	—	5	—	1,113	4,875	644	72
31 December 2018	882	4,564	29	310	—	20	11	—	—	—	660	88	120	116	78	—	13	4	1,135	5,013	660	88
31 December 2019	989	4,628	26	326	—	20	4	—	—	—	657	58	84	127	119	—	11	4	1,233	5,105	657	58
Enterprise’s share of equity method investees:
31 December 2017	—	—	—	—	—	—	—	—	—	—	—	—	—	—	111	168	—	—	111	168	—	—
31 December 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—	122	171	—	—	122	171	—	—
31 December 2019	—	—	—	—	—	—	—	—	—	—	—	—	—	—	130	169	—	—	130	169	—	—

(b)        Results of operations

2017
Consolidated entities

						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	107,887	9,085	1,283	9,722	4,750	6,277	100	12,784	151,888
Operating expenses	(14,882)	(2,401)	(462)	(1,033)	(3,057)	(1,021)	(23)	(1,402)	(24,281)
Taxes other than income tax	(6,297)	-	(159)	(406)	(13)	(282)	-	(12)	(7,169)
Exploration expense	(3,737)	(11)	(7)	(83)	(818)	(714)	(223)	(1,303)	(6,896)
Accretion expense	(1,525)	-	-	(164)	(124)	(82)	-	(249)	(2,144)
Depreciation, depletion and amortization,
and impairment	(33,737)	(1,363)	(142)	(17,863)	(3,851)	(5,889)	(23)	(6,605)	(69,473)
Special oil gain levy	(55)	-	-	-	-	-	-	-	(55)
	47,654	5,310	513	(9,827)	(3,113)	(1,711)	(169)	3,213	41,870
Income tax expense	(11,913)	(536)	(154)	341	1,070	(1,075)	4	(1,230)	(13,493)
Result of operations	35,741	4,774	359	(9,486)	(2,043)	(2,786)	(165)	1,983	28,377

  2017
Enterprise’s share of equity method investees:

						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	193	-	-	-	-	-	2,840	-	3,033
Operating expenses	(113)	-	-	-	-	-	(1,281)	-	(1,394)
Taxes other than income tax	(11)	-	-	-	-	-	(448)	-	(459)
Exploration expense	–	-	-	-	-	-	(6)	-	(6)
Accretion expense	(8)	-	-	-	-	-	(53)	-	(61)
Depreciation, depletion and amortization,
and impairment	(132)	-	-	-	-	-	(1,330)	-	(1,462)
Special oil gain levy	–	-	-	-	-	-	-	-	-
	(71)	-	-	-	-	-	(278)	-	(349)
Income tax expense	11	-	-	-	-	-	-	-	11
Result of operations	(60)	-	-	-	-	-	(278)	-	(338)
Total result of operations for producing activities	35,681	4,774	359	(9,486)	(2,043)	(2,786)	(443)	1,983	28,039

2018
Consolidated entities

						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	134,993	12,567	1,567	10,025	4,690	8,573	529	12,928	185,872
Operating expenses	(14,870)	(2,098)	(438)	(933)	(3,183)	(1,221)	(198)	(1,327)	(24,268)
Taxes other than income tax	(7,823)	-	(192)	(359)	(155)	(438)	(89)	(16)	(9,072)
Exploration expense	(5,054)	(125)	(1)	(441)	(5,660)	(849)	(346)	(514)	(12,990)
Accretion expense	(1,935)	(3)	-	(133)	(150)	(93)	(2)	(244)	(2,560)
Depreciation, depletion and amortization,
and impairment	(25,805)	(7,648)	(199)	(6,919)	(2,719)	(3,721)	(91)	(3,389)	(50,491)
Special oil gain levy	(2,599)	-	-	-	-	-	-	-	(2,599)
	76,907	2,693	737	1,240	(7,177)	2,251	(197)	7,438	83,892
Income tax expense	(19,227)	(1,292)	(221)	(621)	1,880	(137)	203	(3,022)	(22,437)
Result of operations	57,680	1,401	516	619	(5,297)	2,114	6	4,416	61,455

2018
Enterprise’s share of equity method investees:

						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	208	-	-	-	-	-	3,651	-	3,859
Operating expenses	(101)	-	-	-	-	-	(1,554)	-	(1,655)
Taxes other than income tax	(13)	-	-	-	-	-	(1,320)	-	(1,333)
Exploration expense	–	-	-	-	-	-	(22)	-	(22)
Accretion expense	(9)	-	-	-	-	-	(69)	-	(78)
Depreciation, depletion and amortization,
and impairment	(132)	-	-	-	-	-	(11,877)	-	(12,009)
Special oil gain levy	–	-	-	-	-	-	-	-	-
	(47)	-	-	-	-	-	(11,191)	-	(11,238)
Income tax expense	–	-	-	-	-	-	-	-	-
Result of operations	(47)	-	-	-	-	-	(11,191)	-	(11,238)
Total result of operations for producing activities	57,633	1,401	516	619	(5,297)	2,114	(11,185)	4,416	50,217

2019 Consolidated entities

						North
		Asia (excluding				America (excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	139,386	9,728	1,389	20,016	7,117	9,080	507	9,950	197,173
Operating expenses	(15,606)	(1,044)	(517)	(1,718)	(3,062)	(1,426)	(178)	(1,203)	(24,754)
Taxes other than income tax	(7,826)	-	(142)	(514)	(111)	(389)	(67)	(45)	(9,094)
Exploration expense	(6,480)	(55)	(3)	(1,311)	(2,666)	(198)	(292)	(1,337)	(12,342)
Accretion expense	(2,032)	(6)	-	(225)	(151)	(112)	(13)	(256)	(2,795)
Depreciation, depletion and amortization, and impairment	(27,921)	(6,733)	(178)	(13,362)	(2,324)	(6,706)	(99)	(1,962)	(59,285)
Special oil gain levy	(894)	-	-	-	-	-	-	-	(894)
	78,627	1,890	549	2,886	(1,197)	249	(142)	5,147	88,009
Income tax expense	(19,656)	(755)	(165)	(1,833)	446	342	15	(2,393)	(23,999)
Result of operations	58,971	1,135	384	1,053	(751)	591	(127)	2,754	64,010

  2019
Enterprise’s share of equity method investees:

		Asia (excluding				North America (excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	198	-	-	-	-	-	9,159	-	9,357
Operating expenses	(106)	-	-	-	-	-	(753)	-	(859)
Taxes other than income tax	(11)	-	-	-	-	-	(976)	-	(987)
Exploration expense	-	-	-	-	-	-	(141)	-	(141)
Accretion expense	(9)	-	-	-	-	-	(72)	-	(81)
Depreciation, depletion and amortization, and impairment	(21)		-	-	-	-	(1,598)		(1,619)
Special oil gain levy	-	-	-	-	-	-	-	-	-
	51	-	-	-	-	-	5,619	-	5,670
Income tax expense	(7)	-	-	-	-	-	-	-	(7)
Result of operations	44	-	-	-	-	-	5,619	-	5,663
Total result of operations for producing activities	59,015	1,135	384	1,053	(751)	591	5,492	2,754	69,673

(c)         Capitalized costs

2017

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	443,193	38,541	2,435	84,241	19,534	54,731	1,916	11,586	656,177
Unproved oil and gas properties	16,163	1,195	2	30,690	103,637	34,471	7,917	40,089	234,164
Accumulated depreciation, depletion and amortization	(299,171)	(26,786)	(1,480)	(64,047)	(27,894)	(31,835)	(942)	(40,350)	(492,505)
Net capitalized costs	160,185	12,950	957	50,884	95,277	57,367	8,891	11,325	397,836

2017

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	2,159	-	-	-	-	-	33,227	-	35,386
Unproved oil and gas properties	-	-	-	-	-	-	4,743	-	4,743
Accumulated depreciation, depletion and amortization	(2,138)	-	-	-	-	-	(11,601)	-	(13,739)
Net capitalized costs	21	-	-	-	-	-	26,369	-	26,390

2018

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	471,242	46,634	2,558	101,050	50,554	64,875	3,856	20,402	761,171
Unproved oil and gas properties	18,908	1,645	2	27,835	77,824	35,502	9,471	33,519	204,706
Accumulated depreciation, depletion and amortization	(324,046)	(36,000)	(1,692)	(78,819)	(36,785)	(37,164)	(1,088)	(45,652)	(561,246)
Net capitalized costs	166,104	12,279	868	50,066	91,593	63,213	12,239	8,269	404,631

2018

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Proved oil and gas properties	2,159	-	-	-	-	-	40,661	-	42,820
Unproved oil and gas properties	-	-	-	-	-	-	4,675	-	4,675
Accumulated depreciation, depletion and amortization	(2,100)	-	-	-	-	-	(13,956)	-	(16,056)
Net capitalized costs	59	-	-	-	-	-	31,380	-	31,439

2019
Consolidated entities

		Asia (excluding				North America (excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	520,332	52,968	2,597	109,525	45,485	75,140	11,852	23,977	841,876
Unproved oil and gas properties	23,139	2,101	2	24,149	85,849	31,749	13,189	33,886	214,064
Accumulated depreciation, depletion and amortization	(348,621)	(42,497)	(1,830)	(92,951)	(39,509)	(43,677)	(1,204)	(48,299)	(618,588)
Net capitalized costs	194,850	12,572	769	40,723	91,825	63,212	23,837	9,564	437,352

2019
Enterprise’s share of equity method investees

		Asia (excluding				North America (excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	2,252	-	-	-	-	-	41,827	-	44,079
Unproved oil and gas properties	-	-	-	-	-	-	6,627	20,565	27,192
Depletion and amortization	(2,122)	-	-	-	-	-	(15,804)	-	(17,926)
Net capitalized costs	130	-	-	-	-	-	32,650	20,565	53,345

(d)        Costs incurred in oil and gas property acquisition, exploration and development

2017

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	7,933	46	7	329	64	275	1,143	767	10,564
Development costs*	16,360	4,001	-	9,180	2,353	8,310	1,052	913	42,169
Total costs incurred	24,293	4,047	7	9,509	2,417	8,585	2,195	1,680	52,733

2017

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	-	-	-	-	-	-	59	-	59
Development costs*	2	-	-	-	-	-	2,822	-	2,824
Total costs incurred	2	-	-	-	-	-	2,881	-	2,883

2018

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	264	-	264
Exploration costs	10,075	181	1	357	246	178	846	531	12,415
Development costs*	26,801	6,158	-	8,263	463	7,117	2,215	176	51,193
Total costs incurred	36,876	6,339	1	8,620	709	7,295	3,325	707	63,872

2018

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	-	-	-	-	-	-	32	-	32
Development costs*	-	-	-	-	-	-	2,455	-	2,455
Total costs incurred	-	-	-	-	-	-	2,487	-	2,487

2019

Consolidated entities

						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	833	-	-	-	-	-	-	-	833
– Unproved	5,185	-	-	-	-	-	5,619	-	10,804
Exploration costs	14,974	87	1	121	291	112	1,192	1,465	18,243
Development costs*	41,571	6,281	-	3,220	3,737	6,242	4,845	2,802	68,698
Total costs incurred	62,563	6,368	1	3,341	4,028	6,354	11,656	4,267	98,578

2019
Enterprise’s share of equity method investees

		Asia (excluding				North America (excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	19,075	19,075
Exploration costs	-	-	-	-	-	-	252	-	252
Development costs*	92	-	-	-	-	-	2,230	1,490	3,812
Total costs incurred	92	-	-	-	-	-	2,482	20,565	23,139

*       The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production from proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

2017

Consolidated entities

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	856,256	50,074	10,163	24,917	299,553	97,944	27,183	30,636	1,396,726
Future production costs		(316,050)	(22,714)	(2,589)	(1,394)	(222,849)	(42,432)	(12,435)	(11,422)	(631,885)
Future development costs	(2)	(157,966)	(4,134)	(1,825)	(1,593)	(42,844)	(18,495)	(5,938)	(7,685)	(240,480)
Future income taxes		(64,232)	(6,535)	(1,450)	-	-	-	(2,157)	(3,856)	(78,230)
Future net cash flows	(3)	318,008	16,691	4,299	21,930	33,860	37,017	6,653	7,673	446,131
10% discount factor		(142,001)	(6,014)	(1,090)	(4,860)	(28,254)	(18,369)	(3,290)	(349)	(204,227)
Standardised measure of discounted future net cash flows		176,007	10,677	3,209	17,070	5,606	18,648	3,363	7,324	241,904

2017

Enterprise’s share of equity method investees

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	1,581	-	-	-	-	-	90,964	-	92,545
Future production costs		(985)	-	-	-	-	-	(35,472)	-	(36,457)
Future development costs	(2)	-	-	-	-	-	-	(11,342)	-	(11,342)
Future income taxes		-	-	-	-	-	-	(15,446)	-	(15,446)
Future net cash flows	(3)	596	-	-	-	-	-	28,704	-	29,300
10% discount factor		(364)	-	-	-	-	-	(15,594)	-	(15,958)
Standardised measure of discounted future net cash flows		232	-	-	-	-	-	13,110	-	13,342
Total standardised measure of discounted future net cash flow		176,239	10,677	3,209	17,070	5,606	18,648	16,473	7,324	255,246

2018

Consolidated entities

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	1,265,804	56,121	10,388	53,962	339,668	125,898	38,104	53,669	1,943,614
Future production costs		(435,664)	(23,068)	(2,576)	(10,929)	(227,445)	(51,544)	(14,271)	(18,333)	(783,830)
Future development costs	(2)	(233,501)	(3,990)	(1,792)	(8,373)	(43,197)	(15,186)	(6,539)	(8,939)	(321,517)
Future income taxes		(118,666)	(9,665)	(1,507)	(4,895)	-	(5,537)	(1,616)	(9,882)	(151,768)
Future net cash flows	(3)	477,973	19,398	4,513	29,765	69,026	53,631	15,678	16,515	686,499
10% discount factor		(174,025)	(7,780)	(1,044)	(4,375)	(52,665)	(20,690)	(6,481)	(3,364)	(270,424)
Standardised measure of discounted future net cash flows		303,948	11,618	3,469	25,390	16,361	32,941	9,197	13,151	416,075

2018

Enterprise’s share of equity method investees

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total
Future cash inflows	(1)	509	-	-	-	-	-	116,334	-	116,843
Future production costs		(282)	-	-	-	-	-	(39,352)	-	(39,634)
Future development costs	(2)	(174)	-	-	-	-	-	(12,577)	-	(12,751)
Future income taxes		-	-	-	-	-	-	(14,202)	-	(14,202)
Future net cash flows	(3)	53	-	-	-	-	-	50,203	-	50,256
10% discount factor		36	-	-	-	-	-	(27,336)	-	(27,300)
Standardised measure of discounted future net cash flows		89	-	-	-	-	-	22,867	-	22,956
Total standardised measure of discounted future net cash flow		304,037	11,618	3,469	25,390	16,361	32,941	32,064	13,151	439,031

2019

Consolidated entities

			Asia (excluding				North America (excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	1,271,208	67,935	9,746	37,014	337,576	98,597	61,932	46,503	1,930,511
Future production costs		(406,482)	(27,631)	(2,595)	(10,012)	(205,623)	(41,739)	(22,611)	(13,542)	(730,235)
Future development costs	(2)	(218,067)	(12,807)	(1,565)	(7,383)	(46,306)	(11,633)	(13,163)	(8,949)	(319,873)
Future income taxes		(116,697)	(8,320)	(1,383)	-	-	(4)	(2,052)	(8,998)	(137,454)
Future net cash flows	(3)	529,962	19,178	4,204	19,619	85,646	45,222	24,107	15,015	742,952
10% discount factor		(196,568)	(7,252)	(916)	(2,153)	(66,281)	(15,609)	(8,444)	(3,201)	(300,424)
Standardised measure of discounted future net cash flows		333,394	11,926	3,288	17,466	19,365	29,613	15,663	11,814	442,529

2019
Enterprise’s share of equity method investees

			Asia (excluding				North America (excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	774	-	-	-	-	-	105,608	-	106,382
Future production costs		(318)	-	-	-	-	-	(31,515)	-	(31,833)
Future development costs	(2)	(240)	-	-	-	-	-	(13,541)	-	(13,781)
Future income taxes		-	-	-	-	-	-	(10,974)	-	(10,974)
Future net cash flows	(3)	215	-	-	-	-	-	49,578	-	49,794
10% discount factor		31	-	-	-	-	-	(28,372)	-	(28,341)
Standardised measure of discounted future net cash flows		246	-	-	-	-	-	21,206	-	21,452
Total standardised measure of discounted future net cash flow		333,640	11,926	3,288	17,466	19,365	29,613	36,869	11,814	463,982

(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

		2017
			Consolidated
		Equity	and equity
		share of	share of
		equity	equity
	Consolidated	method	method
	Total	investee	investee
Standardised measure, beginning of year	223,625	9,872	233,497
Sales of production, net of royalties and production costs	(120,396)	(458)	(120,854)
Net change in prices, net of royalties and production costs	18,779	1,458	20,237
Extensions discoveries and improved recovery,
net of related future costs	31,649	1,322	32,971
Change in estimated future development costs	(37,582)	(1,783)	(39,365)
Development costs incurred during the year	40,766	1,584	42,350
Revisions in quantity estimates	67,569	(133)	67,436
Accretion of discount	24,838	1,415	26,253
Net change in income taxes	(7,348)	(2,201)	(9,549)
Purchase of properties	325	5,069	5,394
Changes in timing and other	(321)	(2,804)	(3,125)
Standardised measure, end of year	241,904	13,341	255,245

		2018
			Consolidated
		Equity	and equity
		share of	share of
		equity	equity
	Consolidated	method	method
	Total	investee	investee
Standardised measure, beginning of year	241,904	13,341	255,245
Sales of production, net of royalties and production costs	(152,494)	(872)	(153,366)
Net change in prices, net of royalties and production costs	210,479	5,771	216,250
Extensions discoveries and improved recovery,
net of related future costs	65,730	1,743	67,473
Change in estimated future development costs	(73,551)	(1,754)	(75,305)
Development costs incurred during the year	50,833	2,552	53,385
Revisions in quantity estimates	38,365	850	39,215
Accretion of discount	30,145	2,142	32,287
Net change in income taxes	(51,384)	941	(50,443)
Purchase of properties	-	-	-
Changes in timing and other	56,048	(1,758)	54,290
Standardised measure, end of year	416,075	22,956	439,031

		2019
			Consolidated
		Equity	and equity
		share of	share of
		equity	equity
	Consolidated	method	method
	Total	investee	investee
Standardised measure, beginning of year	416,075	22,956	439,031
Sales of production, net of royalties and production costs	(163,282)	(7,604)	(170,886)
Net change in prices, net of royalties and production costs	(2,633)	(557)	(3,190)
Extensions discoveries and improved recovery,
net of related future costs	69,736	2,388	72,125
Change in estimated future development costs	(16,430)	(7,787)	(24,217)
Development costs incurred during the year	34,193	16,201	50,394
Revisions in quantity estimates	43,404	(42)	43,363
Accretion of discount	52,330	2,991	55,321
Net change in income taxes	12,169	1,881	14,050
Purchase of properties	2,789	-	2,789
Changes in timing and other	(5,822)	(8,976)	(14,797)
Standardised measure, end of year	442,529	21,452	463,982

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 21 May 2020, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditor’s Report thereon for the year ended 31 December 2019.

2.	To declare a final dividend for the year ended 31 December 2019.

3.	To re-elect Mr. Hu Guangjie (“Mr. Hu”) as an Executive Director of the Company:

Hu Guangjie

Born in 1973, Mr. Hu is a professor-level senior engineer. He received a Bachelor of Science degree in Petroleum Engineering (Reservoir Engineering) from Chengdu University of Technology and a Master’s degree in Oil and Gas Field Development Engineering from China University of Petroleum (Huadong). He served in a number of positions in China Petrochemical Corporation (“Sinopec Group”), including Vice Manager of Northwest Oil Field Company, a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), Vice General Manager of Northwest Oil Field Company, Executive Vice Director General of Northwest Petroleum Bureau, Executive Vice General Manager of Northwest Oil Field Company, Director General of Northwest Petroleum Bureau, General Manager of Northwest Oil Field Company, General Manager of Northwest Petroleum Bureau Co., Ltd., Executive Vice Director of Oilfield Exploration & Production Department of Sinopec Corp., Director of Oilfield Exploration & Production Department, General Manager of Oilfield Exploration & Production Department. In March 2020, Mr. Hu was appointed as Vice President of CNOOC. Mr. Hu has been appointed as an Executive Director and the President of the Company with effect from 20 March 2020.

Save as aforesaid, Mr. Hu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Hu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

If re-elected, Mr. Hu’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Hu is subject to the provisions of his service agreement and the retirement provisions in the Articles of Association of the Company (the “Articles”). The Company does not pay him any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-elect Mr. Lawrence J. Lau (“Mr. Lau”), who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as the Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. From March 2008 to February 2018, Professor Lau served as a member of the 11th and 12th National Committee of the Chinese People’s Political Consultative Conference (and a Vice Chairman of its Economics Subcommittee). Professor Lau specialises in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited thirteen books, including The China-U.S. Trade War and Future Economic Relations, and published more than 200 articles and notes in professional journals. Professor Lau serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee Currency Board Subcommittee, and a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road and Greater Bay Area Committee. In addition, he also serves as the Chairman of the Board of Directors of The Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute, a member and Chairman of the Prize Recommendation Committee of the LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007 and awarded the Gold Bauhinia Star in 2011 by the Government of the Hong Kong Special Administrative Region. He currently serves as the Ralph and Claire Landau Professor of Economics at the Lau Chor Tak Institute of Global Economics and Finance, the Chinese University of Hong Kong, an independent non-executive director of AIA Group Limited, Hysan Development Company Limited (until 13 May 2020) and Semiconductor Manufacturing International Corporation, all listed on the Hong Kong Stock Exchange (the “Stock Exchange”), and an independent non-executive director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Mr. Lau has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the section entitled “Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors” in the circular of the Company dated 8 April 2020, the Board considers that Mr. Lau remains independent for the purpose of the “Listing Rules” and the re-election of Mr. Lau is in the best interests of the Company and its shareholders as a whole.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed in the 2019 annual report of the Company, Mr. Lau has no other interest in the Company’s securities within the meaning of Part XV of the “SFO”.

If re-elected, Mr. Lau’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Lau is subject to the provisions of his service agreement and the retirement provisions in the Articles. Mr. Lau’s emoluments comprise an annual Director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

5.	To re-elect Mr. Tse Hau Yin, Aloysius (“Mr. Tse”), who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on the Stock Exchange. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the Main Board of the Stock Exchange. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the Main Board of the Stock Exchange. Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from the Stock Exchange with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the section entitled “Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors” in the circular of the Company dated 8 April 2020, the Board considers that Mr. Tse remains independent for the purpose of the Listing Rules and the re-election of Mr. Tse is in the best interests of the Company and its shareholders as a whole.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no interest in the Company’s securities within the meaning of Part XV of the SFO.

If re-elected, Mr. Tse’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Tse is subject to the provisions of his service agreement and the retirement provisions in the Articles. Mr. Tse’s emoluments comprise an annual Director’s fee of HK$1,170,000 (before deduction of Hong Kong tax). The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on the Stock Exchange or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognised Stock Exchange and the Articles, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and that this resolution shall be limited by the applicable rules and requirements of the Stock Exchange as amended from time to time, including the restrictions for using the approval in paragraph (a) above to issue (i) securities convertible into new shares for cash consideration, if the initial conversion price of such convertible securities is lower than the Benchmarked Price (as hereinafter defined) of the Shares at the time of the relevant placing; and (ii) warrants, options or similar rights to subscribe for new shares or securities convertible into new shares for cash consideration.

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Benchmarked Price” means the higher of (a) the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (b) the average closing price in the 5 trading days immediately prior to the earlier of: (i) the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the general mandate to be approved under this resolution; (ii) the date of the placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (iii) the date on which the placing or subscription price is fixed.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.       “THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 as set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 as set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board

CNOOC Limited
Wu Xiaonan

Joint Company Secretary

Hong Kong, 8 April 2020

Registered office:

65th Floor,

Bank of China Tower, 1 Garden
Road, Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 18 May 2020 (Monday) to 21 May 2020 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 15 May 2020 (Friday).

After the AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 8 June 2020 (Monday) to 12 June 2020 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 5 June 2020 (Friday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by China National Offshore Oil Corporation (“CNOOC”). The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirement that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2019 AGM and anticipates providing similar such notices for each successive year.

Glossary

API

The American Petroleum Institute’s scale to specify gravity for liquid hydrocarbons, measured in degrees

Wildcat

A well drilled on any rock formation for the purpose of searching for petroleum accumulations, including a well drilled to obtain geological and geophysical parametres

Appraisal well

An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered

Upstream business

Oil and gas exploration, development, production and sales

FPSO

Floating production, Storage and Offloading vessel

LNG

Liquefied Natural Gas

Proved Reserves

Based on geological and engineering date, estimates of oil or natural gas quantities reasonably thought to be recoverable from known oil and gas reservoirs under existing economic, operating conditions and regulations in future years

PSC

Production sharing contract

Reserve replacement ratio

For a given year, total additions to proved reserves divided by production during the year

ACRONYMS OF UNITS OF MEASUREMENT

Bbl

Barrel

Bcf

Billion cubic feet

BOE

Barrel of oil equivalent

Mbbls

Thousand barrels

Mboe

Thousand barrels of oil equivalent

Mcf

Thousand cubic feet

Mmboe

Million barrels of oil equivalent

Mmbbls

Million barrels

Mmcf

Million cubic feet

Note:	In calculating barrels of oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, SES, Madura and Tangguh projects in Indonesia in Asia, and Dongfang 13-2, Wenchang 9-2/9-3/10-3 and Yacheng 13- 1/13-4 gas fields in China, which we have used the actual thermal unit for conversion.

Company Information

Board of Directors:

Executive Directors

Xu Keqiang (CEO)

Hu Guangjie (President)

Non-executive Director

Wang Dongjin (Chairman)

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Qiu Zhi Zhong

Audit Committee

Tse Hau Yin, Aloysius (Chairman and Financial Expert)

Chiu Sung Hong

Lawrence J. Lau

Nomination Committee

Wang Dongjin (Chairman)

Lawrence J. Lau

Qiu Zhi Zhong

Remuneration Committee

Chiu Sung Hong (Chairman)

Tse Hau Yin, Aloysius

Wang Dongjin

Other Members of the Senior Management

Xie Yuhong (Executive Vice President)

Cao Xinjian (Executive Vice President)

Xia Qinglong (Executive Vice President)

Xie Weizhi (Chief Financial Officer)

Deng Yunhua (Deputy Chief Exploration Engineer)

Yang Yun (Vice President)

Duan Chengang (Vice President)

Wu Xiaonan (General Counsel, Compliance Officer)

Joint Company Secretaries

Wu Xiaonan

Tsue Sik Yu, May

Principal Banks:

Bank of China

Industrial and Commercial Bank of China

China Construction Bank

Bank of China (Hong Kong) Limited

Citi Bank, N.A.

Bank of America

Hong Kong Share Registrar:

Hong Kong Registrars Limited

Shops 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wan Chai

Hong Kong

ADS Depositary:

JPMorgan Chase Bank, N.A.

Floor 11, 383 Madison Ave

New York, NY 10179

United States of America

Stock codes:

NYSE: CEO

HKSE: 00883

TSX: CNU

Investor Relations:

Tel: (8610) 8452 2973

Fax: (8610) 8452 1441

E-mail: ir@cnooc.com.cn

Media/Public Relations:

Tel: (8610) 8452 3404

Fax: (8610) 8452 1441

E-mail: mr@cnooc.com.cn

Registered Office:

65/F, Bank of China Tower

1 Garden Road

Hong Kong

Tel: (852) 2213 2500

Fax: (852) 2525 9322

Beijing Office:

No.25 Chaoyangmen Beidajie

Dongcheng District

Beijing

China

Zip Code: 100010

Website: www.cnoocltd.com